Filed Pursuant to Rule 424(B)(2)

File No. 333-106038

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 25, 2003

5,000,000 Shares

Common Stock

We are selling 3,666,667 shares of common stock, and the selling shareholder is selling 1,333,333 shares of common stock. We will not receive any of the proceeds from shares of common stock sold by the selling shareholder.

Our common stock is listed on The Nasdaq National Market under the symbol “RDEN.” On October 16, 2003, the last reported sale price was $18.90 per share.

The underwriters have an option to purchase a maximum of 750,000 additional shares from the selling shareholder to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Supplemental Risk Factors” on page S-8 and “ Risk Factors” on page 2 of the accompanying prospectus.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Elizabeth Arden	Proceeds to Selling Shareholder
Per Share	$18.25	$1.05	$17.20	$17.20
Total	$91,250,000	$5,250,000	$63,066,672	$22,933,328

Delivery of the shares of common stock will be made on or about October 22, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager	Joint Lead Manager

Credit Suisse First Boston	Morgan Stanley

JPMorgan	SunTrust Robinson Humphrey

The date of this prospectus supplement is October 16, 2003.

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We use words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “projections” and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the key factors described under the caption “Supplemental Risk Factors” and elsewhere in this prospectus supplement and “Risk Factors” and elsewhere in the accompanying prospectus.

We caution that the factors described in this prospectus supplement could cause actual results to differ materially from those expressed in any of our forward-looking statements and that investors should not place undue reliance on those statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained or incorporated by reference in this prospectus supplement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Unless the context otherwise requires:

•	“we,” “us” and “our” refer to Elizabeth Arden, Inc. and its subsidiaries;

•	the “Elizabeth Arden business” refers to the Elizabeth Arden brands of skin treatment, cosmetics and fragrance products, the Elizabeth Taylor brands of fragrances and the White Shoulders fragrance brand and related assets and liabilities that we acquired on January 23, 2001 from affiliates of Unilever, N.V., at which point we changed our name from French Fragrances, Inc. to Elizabeth Arden, Inc.;

•	references to our fiscal years are to the twelve months ended January 31 of that year; and

•	all information in this prospectus supplement assumes that the underwriters will not exercise the over-allotment option that the selling shareholder has granted to them.

Elizabeth Arden, Inc.

We are a global prestige fragrance and beauty products company with an extensive portfolio of prestige fragrance, skin care and cosmetics brands. We market over 80 owned or licensed prestige fragrance brands, including Elizabeth Arden’s Red Door, 5th Avenue, Elizabeth Arden green tea and ardenbeauty; Elizabeth Taylor’s White Diamonds, Passion and Forever Elizabeth;White Shoulders; Halston and Unbound; Geoffrey Beene’s Grey Flannel; PS Fine Cologne for Men; Design; and Wings. Our skin care brands include Ceramides, Eight Hour Cream and First Defense, and our cosmetics products include Elizabeth Arden brand lipstick, foundation and other color cosmetics products. In addition to our owned or licensed fragrance brands, we distribute more than 150 additional prestige fragrance brands. We believe we are a leader in the prestige fragrance and cosmetics industry due to the global recognition and strength of our brand names, as well as our strong market shares with key retailers. In fiscal 2003, we generated net sales of $752.0 million compared to $668.1 million in fiscal 2002. For the first six months of fiscal 2004, we generated net sales of $279.2 million, as compared to $267.5 million in the comparable period of fiscal 2003.

We sell our prestige fragrances and beauty products in more than 50,000 separate retail locations in the United States and abroad, including:

•	department stores such as Dillard’s, The May Company, Federated Department Stores, JCPenney, Belk and Nordstrom;

•	mass retailers such as Wal-Mart, Target, Sears, Kohl’s, Walgreens and CVS; and

•	international retailers such as Boots, Debenhams, Marionnaud and Sephora.

In the United States, we sell our skin care and cosmetics products primarily in department stores and our fragrances in department stores and mass retailers. Outside the United States, we sell Elizabeth Arden fragrances, skin care and cosmetics products in approximately 90 countries through perfumeries, boutiques, department stores and travel retail outlets such as duty free shops and airport boutiques.

We have established ourselves as a source of over 230 fragrance brands through brand ownership, brand licensing and distribution arrangements. We distinguish ourselves from our competitors by offering our customers a leading selection of prestige fragrances coupled with valuable marketing and merchandising services. We believe these services significantly enhance our customers’ sell-through of our products.

Specifically, we tailor the marketing, promotion, price points, size and packaging of our prestige fragrances to allow us to sell the same brand in department stores as well as mass retailers while maintaining its prestige image. We also provide many of our mass retailers in the United States additional valuable services, including category and inventory management and fulfillment services that our competitors do not typically offer. We believe that our breadth of products and level of services have enabled us to gain a leading share of the growing prestige fragrance category at mass retailers and to become an important and valued supplier for our customers. For example, we have been named by JCPenney as “Supplier of the Year” for five consecutive years and were awarded the “Supplier Award of Excellence” by Wal-Mart for the fourth quarter of calendar year 2002 in the cosmetic, fragrance, skincare and bath and body category.

Competitive Strengths

Strong Portfolio of Leading Brands.    We have a strong portfolio of more than 80 owned or licensed brands. We believe that our brands have a prestige image, reputation for quality and loyal customer following that create meaningful brand equity and therefore have significant growth potential. Our flagship Elizabeth Arden brand was introduced in 1914, and, along with the Red Door symbol, is well recognized around the world and is among the leading brands of prestige beauty products. In addition, the House of Taylor franchise enjoys tremendous brand loyalty. Our Elizabeth Taylor White Diamonds brand has ranked among the leading women’s fragrances in the United States for the last 10 years. We believe there are significant opportunities to capitalize on the strength of our brands, including through product innovation and additional advertising support.

Unique Multi-Channel Distribution.    We believe we are the only company with significant direct distribution of prestige fragrances in both the U.S. department store and mass retail channels, as well as internationally. Our distribution model uniquely positions us to capitalize on the strong and growing demand from mass retailers for prestige beauty brands. Through innovative and tailored marketing and packaging, we are able to provide prestige brands to these retailers while maintaining their prestige image. Multi-channel distribution also allows us to introduce and build new brands at department stores and then selectively expand distribution through mass retailers, thereby maximizing the longevity and profitability of our brand portfolio. We believe our significant market share of the prestige fragrance category with mass retailers makes us an attractive partner to manufacturers of prestige brands who desire to expand the distribution of their products.

Prestige Fragrance Category Leader for Key Retailers.    We provide our mass retail customers with innovative marketing, fulfillment, distribution and category management services to complement our leading portfolio of prestige brands. We not only actively manage the prestige fragrance category for many of our mass retail customers, but believe we are the primary innovator in the category and have developed numerous, successful merchandising programs. We believe the quality and level of our services, including gift set manufacturing, clam shell packaging, logistical fulfillment and vendor managed inventory have also differentiated us from our competitors. As category manager for several national retailers, we work closely with our customers to determine optimal product mix and stocking levels, recommend specific SKUs, manage shelf layout of product and analyze point-of-sale data. We believe these valuable services enhance our ability to grow the prestige fragrance category with our mass retail customers and attract new relationships for the distribution of additional prestige fragrances.

Successful Cost Reduction Initiatives.    Since closing the acquisition of the Elizabeth Arden business in January 2001, we have rationalized the cost structure of the combined company. We have successfully combined our systems, processes and personnel, as well as completed the integration of our information technology platform. Additionally, in fiscal 2003, we repositioned our U.S. department store business, including exiting unprofitable retail doors, consolidated our distribution operations into two facilities from three, relocated from a Unilever-owned distribution facility to a third-party provider in France and migrated our fragrance filling operation from Puerto Rico to the United States. We have also transitioned our information technology services provided by Unilever to in-house or to more cost effective third-party providers (other than e-mail services). We believe there are additional opportunities to continue to rationalize our business and realize further cost savings.

Experienced and Entrepreneurial Management Team with Significant Equity Ownership.    We have been built by a combination of an entrepreneurial management team that has been with our company since its inception in 1992 and a management team with significant experience managing the Elizabeth Arden business under Unilever’s ownership. This has created both an experienced and entrepreneurial-based organization. We have also recruited personnel from other companies with various disciplines, including brand development, marketing, tax and accounting which has enabled us to build a strong organization and a platform for future growth. Our directors and executive officers collectively beneficially own approximately 25% of our outstanding shares.

Growth Strategy

Enhance Brand Performance.    We believe significant opportunities exist to increase the sales and profitability of our brands by investing in our core brand franchises, including the highly recognized Elizabeth Arden and Elizabeth Taylor brand names. In fiscal 2003, we launched the “Open for Beauty” brand image campaign for Elizabeth Arden, featuring our global spokesperson, Catherine Zeta-Jones, and our classic red door symbol. We believe this campaign has reinforced the Elizabeth Arden brand heritage and contemporized the Elizabeth Arden brand globally. To capitalize on our brand recognition, we have increased our advertising and utilized our spokesperson to promote our core product lines, such as the Elizabeth Arden Red Door, Elizabeth Arden green tea and ardenbeauty fragrances, as well as our skin care and color lines. We also successfully introduced two new Elizabeth Taylor fragrances, Forever Elizabeth and Gardenia, to capitalize on the strength of the Elizabeth Taylor brand name. During the current fiscal year, we are launching a new Elizabeth Arden fragrance, Red Door Revealed, and have recently launched several new skin care and color products, such as Ceramides Plump Perfect and Color Intrigue, a line of lipstick.

Grow the Prestige Fragrance Category with Our Retail Partners.    We believe we have a leading market share of the prestige fragrance category with the fastest growing retailers in the U.S. We intend to increase the sales volume of our products and strengthen our relationships with our retail customers by continuing to develop innovative programs to help our customers maximize sales of our products. For example, in 2001, we introduced our innovative “open sell” packaging system to certain of our U.S. and Canadian mass retail partners. We designed this system to allow retailers to display fragrances on open counters and shelves rather than in locked cases, thereby giving consumers easier access to our products which has significantly increased sales of our products at these retailers. We believe that the “open sell” program and other merchandising innovations, such as our designer collectibles program, in which we sell small and travel sizes of prestige fragrances to certain U.S. mass retail accounts, will continue to drive sales growth for our retail customers. Additionally, we expect to capitalize on the growth of our largest mass retail customers both in the U.S., and over time, internationally.

Improve Profitability and Working Capital Efficiencies.    We continue to pursue additional business efficiencies throughout the company, particularly in the logistics, supply chain and information technology areas. In addition, the acquisition of the Elizabeth Arden business significantly increased the scale of our international operations and continues to provide opportunities to improve operating efficiency by leveraging a larger sales and distribution platform. As we acquire additional prestige brands to sell in our international markets, we expect to further leverage that infrastructure and increase our profitability. Cash flow from operations should increase as we improve our business and working capital efficiencies, allowing us to reinvest those savings to support our brands through product innovation and increased advertising to stimulate growth and repay debt.

Expand Selection of Distributed Fragrance Brands.    We intend to continue to develop our distribution business by increasing the number of prestige fragrance brands that we distribute. Our extensive distribution platform, our strong reputation with our retail customers and our relationships with leading fragrance houses provide us with opportunities to expand our line of distributed brands. We believe that increasing our line of distributed brands also further leverages our existing infrastructure and makes us a more attractive source of supply for our customers.

Acquire Control of Additional Prestige Fragrance Brands.    We intend to continue to opportunistically acquire control of additional prestige brands that enjoy established consumer loyalty and will complement our brand portfolio. We previously served as a distributor for several of the brands that we have acquired, including the brands acquired with the Elizabeth Arden business. We believe that our familiarity with our many distributed brands, along with our strong market presence, positions us to acquire and/or license these brands and integrate them seamlessly into our operations. The acquisition of brands enables us to leverage our logistics and sales infrastructure globally, generate higher gross margins and increase overall profitability. In January 2003, we acquired the trademarks for the Wings prestige brand from The Procter & Gamble Company, which we were previously marketing in the United States under a license from Giorgio Beverly Hills, Inc., a subsidiary of Procter & Gamble. This acquisition allows us to sell this brand internationally. While we continuously review acquisition opportunities for prestige fragrance brands, we have no commitments or agreements for any acquisitions at this time.

Recent Developments

On August 28, 2003, we called for redemption $20 million of our outstanding 10 3/8% Senior Notes due 2007, which we refer to in this prospectus supplement as the “10 3/8% Notes.” The 10 3/8% Notes are currently callable at a redemption price of 103.458% of the principal amount, plus accrued interest. The redemption date will be October 24, 2003. We intend to fund the repurchase of the 10 3/8% Notes with proceeds from our revolving credit facility. We expect to incur a charge of $0.3 million related to the redemption of the 10 3/8% Notes in the third fiscal quarter of the current fiscal year.

Our Executive Offices

We were incorporated under the laws of the State of Florida in 1960. Our executive offices are located at 14100 N.W. 60th Avenue, Miami Lakes, Florida 33014 and our telephone number is (305) 818-8000. We also have a website located at www.elizabetharden.com. The information that appears on our website is not part of this prospectus supplement.

The Offering

Common stock offered by us	3,666,667 shares

Common stock offered by the selling shareholder	1,333,333 shares

Over-allotment option	The underwriters have an option to purchase a maximum of 750,000 additional shares from the selling shareholder to cover over-allotments of shares.

Common stock outstanding after this offering	24,009,377 shares(1)

Use of proceeds

We intend to use the net proceeds we receive from the common stock offered by us to redeem a portion of our 11 3/4% senior secured notes due 2011, which we refer to in this prospectus supplement as the “11 3/4% Notes.” Until we make the redemption payment on that indebtedness, we will use the net proceeds to temporarily pay down our revolving credit facility.

We will not receive any proceeds from the sale of shares by the selling shareholder in this offering.

NASDAQ National Market symbol	RDEN

(1) The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares of common stock outstanding as of September 15, 2003. This number does not include:

•	an aggregate of 4,121,084 shares of common stock issuable upon exercise of currently outstanding stock options under our stock option plans, 2,150,015 of which are exercisable within 60 days of September 15, 2003;

•	and up to 2,991,537 shares underlying our convertible preferred stock, of which 750,000 shares may be issued in connection with the exercise of the underwriters’ over-allotment option. The shares of convertible preferred stock do not fully vest until January 23, 2004.

Summary Consolidated Financial Data

The following table sets forth our summary consolidated financial data for the fiscal years ended January 31, 2001, 2002 and 2003 and the six months ended July 27, 2002 and July 26, 2003 and as of January 31, 2001, 2002 and 2003 and July 26, 2003, both on an actual and as adjusted basis. The summary consolidated financial data for each of the fiscal years ended January 31, 2001, 2002 and 2003 and as of January 31, 2002 and 2003 were derived from the audited consolidated financial statements included elsewhere in this prospectus supplement. The summary consolidated financial data for the six months ended July 27, 2002 and July 26, 2003 and as of July 26, 2003 were derived from the unaudited consolidated financial statements included elsewhere in this prospectus supplement. These unaudited consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial condition and results of operations for those periods. Operating results for the six months ended July 26, 2003 are not necessarily indicative of the results that may be expected for the full fiscal year ending January 31, 2004. The following summary consolidated financial data should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and notes related thereto included elsewhere in this prospectus supplement.

Fiscal Year Ended January 31,	Six Months Ended
2001(1)	2002	2003	July 27, 2002	July 26, 2003
(dollars and shares in thousands, except per share data)
Statement of Operations Data:
Net sales(2)	$372,633	$668,097	$752,041	$267,470	$279,177
Cost of sales	276,595	422,705	444,628	164,838	173,055

Gross profit(2)(3)	96,038	245,392	307,413	102,632	106,122
Selling, general and administrative(2)	43,120	208,944	216,504	101,660	111,746
Depreciation and amortization	12,124	30,585	22,700	11,406	10,215

Income (loss) from operations	40,794	5,863	68,209	(10,434)	(15,839)
Interest expense	(20,167)	(44,763)	(43,075)	(21,055)	(20,376)
Other income (expense), net	900	49	75	141	—

Income (loss) before income taxes	21,527	(38,851)	25,209	(31,348)	(36,215)
Income tax	8,091	(9,014)	7,059	(11,285)	(10,393)

Net income (loss)	13,436	(29,837)	18,150	(20,063)	(25,822)
Accretion and dividend on preferred stock	—	3,438	3,653	1,827	1,963

Net income (loss) attributable to common shareholders	$13,436	$(33,275)	$14,497	$(21,890)	$(27,785)

Earnings (loss) per common share-diluted	$0.87	$(1.92)	$0.78	$(1.24)	$(1.55)

Weighted average common shares outstanding-diluted	15,620	17,309	23,200	17,716	17,898

Cash Flow and Other Data:
EBITDA(4)	$53,818	$36,497	(5)	$90,984	$1,113	$(5,624)
Capital expenditures	(5,207)	(9,972)	(9,757)	(4,639)	(4,872)
Pro forma interest expense(6)	(35,198)	(16,437)

As of January 31,	As of July 26, 2003
2001(1)	2002	2003	Actual	As Adjusted(7)
(dollars in thousands)
Balance Sheet and Other Data:
Cash and cash equivalents	$17,695	$15,913	$22,663	$14,285	$14,285
Debt:
Short-term debt	22,945	7,700	2,068	79,500	102,920
Long-term debt	332,291	328,433	320,329	312,619	235,965

Total debt	$355,236	$336,133	$322,397	$392,119	$338,885

Convertible, redeemable preferred stock	8,542	11,980	15,634	17,597	12,104
Shareholders’ equity	134,887	111,934	131,844	105,877	167,692
Ratio of long-term debt to EBITDA(4)(8)	3.7	x	2.8	x

(1)	The acquisition of the Elizabeth Arden business was consummated on January 23, 2001. Income statement data for the fiscal year ended January 31, 2001 includes eight days of results from the Elizabeth Arden business.
(2)	Effective February 1, 2002, we adopted Emerging Issues Task Force (“EITF”) No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer,” which codifies and reconciles EITF No. 00-14 “Accounting for Certain Sales Incentives” and EITF No. 00-25 “Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor’s Products.” Therefore, for all fiscal years presented, we have reclassified certain costs from selling, general and administrative expense as reductions to net sales and gross profit. These reclassifications have no impact on income from operations or net income. See Note 3 to the Notes to Consolidated Financial Statements.
(3)	Following the acquisition of the Elizabeth Arden business, we reclassified warehouse and shipping expenses in cost of goods sold to conform to the presentation of the Elizabeth Arden business. This reclassification changes gross profit and selling, general and administrative expenses but has no effect on income from operations or net income. The reclassification has been applied to all fiscal years presented.
(4)	EBITDA is defined as net income plus (less) the provision for (benefit from) income taxes, plus interest expense, plus depreciation and amortization expense. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs. We believe that EBITDA is a performance measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to capital structure (particularly where acquisitions are involved); depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non-operating factors (such as historical cost). Accordingly, as a result of our capital structure and the accounting method used for our acquisitions, we believe EBITDA is a relevant measure. This information has been disclosed here to permit a more complete comparative analysis of our operating performance relative to other companies and of our debt servicing ability. EBITDA, may not, however, be comparable in all instances to other similar types of measures.

The following is a reconciliation of net income (loss), as determined in accordance with generally accepted accounting principles, to EBITDA (dollars in thousands):

	Fiscal Year Ended January 31,			Six Months Ended		Twelve Months Ended July 26, 2003
	2001	2002	2003	July 27, 2002	July 26, 2003
Net income (loss)	$13,436	$(29,837)	$18,150	$(20,063)	$(25,822)	$12,391
Plus (less):
Provision for (benefit from) income taxes	8,091	(9,014)	7,059	(11,285)	(10,393)	7,951
Interest expense	20,167	44,763	43,075	21,055	20,376	42,396
Depreciation and amortization	12,124	30,585	22,700	11,406	10,215	21,509

EBITDA	$53,818	$36,497	$90,984	$1,113	$(5,624)	$84,247

(5)	EBITDA for fiscal 2002 reflects an estimated $20.5 million of lower gross profits due to high cost Elizabeth Arden inventory owned prior to the acquisition and sold during the fiscal year, a $10.3 million inventory charge incurred in the second quarter and a $500,000 charge incurred in the fourth quarter for restructuring. The Elizabeth Arden products we purchased prior to the acquisition were carried at a higher cost and resulted in a lower gross margin than sales of Elizabeth Arden products we manufactured after the acquisition.
(6)	Pro forma interest expense for the twelve months ended January 31, 2003 and the six months ended July 27, 2003 give effect to (i) the application of the net proceeds from this offering and an offering price of $18.25 per share, and (ii) the redemption of $20.0 million principal amount of our 10 3/8% Notes with borrowings under our revolving credit facility as if these transactions occurred at the beginning of the respective periods presented.
(7)	Adjusted to give effect to (i) the application of the net proceeds from this offering and (ii) the redemption of $20.0 million principal amount of our 10 3/8% Notes. See “Prospectus Supplement Summary—Recent Developments.”
(8)	The financial data used to calculate the ratio of long-term debt to EBITDA is as of and for the twelve months ended July 26, 2003.

SUPPLEMENTAL RISK FACTORS

We urge you to carefully consider the following risks and the risk factors beginning on page 2 of the accompanying prospectus and the other information contained in this prospectus supplement and the accompanying prospectus before investing in our common stock. If we do not successfully address the risks described in this prospectus supplement and the accompanying prospectus, our business, prospects, results of operations or financial condition could be significantly harmed. The trading price of our common stock could decline because of any of these risks and you could lose all or part of your investment. We urge you to refer to the other information included in this prospectus supplement and the accompanying prospectus, including the consolidated financial statements and related notes contained elsewhere in this prospectus supplement.

Shares eligible for future sale may harm our stock price.

Sales of substantial numbers of additional shares of our common stock, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. As of September 15, 2003, 19,009,377 shares of common stock were outstanding, 4,121,084 shares of common stock were issuable upon exercise of currently outstanding stock options and an additional 4,324,870 shares of common stock were reserved for issuance upon the conversion of the Series D convertible preferred stock issued to Unilever in connection with the acquisition of the Elizabeth Arden business. See “Description of Our Capital Stock—Series D Convertible Preferred Stock.” Our directors, executive officers and the selling shareholder have entered into the lock-up agreements described under the caption “Underwriting.”

At September 15, 2003, after giving effect to this offering, approximately 16,705,162 currently outstanding shares of common stock would have been immediately freely tradable in the public market without restriction under the Securities Act of 1933, as amended (the “Securities Act”), which does not include those shares subject to the restrictions on transfer contained in the lock-up agreements described under the caption “Underwriting” and approximately 4,252,990 shares currently held by our “affiliates” (as that term is defined in the rules and regulations under the Securities Act) not subject to lock-up agreements, which shares may generally be sold only in compliance with the limitations of Rule 144 under the Securities Act. In addition, we have entered into a registration rights agreement granting certain demand and piggyback registration rights to the selling shareholder.

USE OF PROCEEDS

We expect to realize net proceeds of approximately $62.8 million from the sale of shares in this offering, based on an offering price of $18.25 per share, after deducting underwriting discounts, commissions and estimated offering expenses.

We will not receive any proceeds from the sale of common stock by the selling shareholder.

We intend to use the net proceeds we receive from this offering to redeem $56.0 million principal amount of our 11 3/4% Notes at a redemption price of 111.75% of the principal amount, plus accrued interest. The 11 3/4% Notes bear interest at the rate of 11 3/4% per annum and mature on February 1, 2011. Until we make the redemption payment on the 11 3/4% Notes, we will use the net proceeds to temporarily pay down our revolving credit facility.

COMMON STOCK PRICE RANGE AND DIVIDENDS

Our common stock has been traded on The Nasdaq National Market under the symbol “RDEN” since January 25, 2001. The following table sets forth the high and low closing prices per share of our common stock as reported on The Nasdaq National Market for each of our fiscal quarters from February 1, 2001 through              October 16, 2003.

	High	Low
Fiscal Year Ended January 31, 2002
First Quarter	$17.99	$13.38
Second Quarter	25.12	18.16
Third Quarter	20.30	9.99
Fourth Quarter	15.93	10.06
Fiscal Year Ended January 31, 2003
First Quarter	$13.25	$6.70
Second Quarter	17.50	10.71
Third Quarter	13.28	9.19
Fourth Quarter	15.00	10.46
Fiscal Year Ended January 31, 2004
First Quarter	$12.50	$8.95
Second Quarter	15.16	11.10
Third Quarter (through October 16, 2003)	19.54	15.00

We have not declared any cash dividends on our common stock since we became a beauty products company in 1995 and currently have no plans to declare any dividends on our common stock in the foreseeable future. Any future determination by our board of directors to pay dividends on our common stock will be made only after considering our financial condition, results of operations, capital requirements and other relevant factors. Additionally, our revolving credit facility prohibits our payment of cash dividends, and the indentures governing our outstanding senior notes condition our ability to pay cash dividends on the satisfaction of certain financial and other covenants. For a description of our revolving credit facility and our outstanding senior notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Future Liquidity and Capital Needs.”

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of July 26, 2003, on an actual basis and on an as adjusted basis to reflect:

•	the sale by us of 3,666,667 shares of common stock in this offering for gross proceeds of $66.9 million, based on an offering price of $18.25 per share;

•	the sale by the selling shareholder of 1,333,333 shares of common stock in this offering upon conversion of 133,334 shares of Series D convertible preferred stock held by it;

•	the redemption by us of $56.0 million principal amount of our 11 3/4% Notes; and

•	the redemption by us of $20.0 million principal amount of our 10 3/8% Notes with proceeds from our revolving credit facility.

We urge you to read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Our Capital Stock” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus supplement.

	As of July 26, 2003
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents	$14,285	$14,285

Short-term debt:
Revolving credit facility(1)	$79,500	$102,920
Long-term debt:
8.84% Mortgage Notes due 2004	4,939	4,939
11 3/4% Senior Secured Notes due 2011	160,000	104,000
10 3/8% Senior Notes due 2007	145,513	124,859
8.5% Subordinated Debentures due 2004	2,167	2,167

Total debt	$392,119	$338,885
Convertible, redeemable preferred stock:
Series D convertible preferred stock, $.01 par value (liquidation preference $120 per share); 1,000,000 shares authorized, 427,148 issued and outstanding actual and 293,815 shares as adjusted(2)	17,597	12,104
Total shareholders’ equity	105,877	167,692

Total capitalization	$515,593	$518,681

(1)	As of October 16, 2003, approximately $150 million was outstanding under our revolving credit facility.

(2)	Does not include 5,339 shares issued as a dividend on September 15, 2003. As of September 15, 2003, 432,487 shares of Series D convertible preferred stock were issued and outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data for and as of the fiscal years ended January 31, 1999, 2000, 2001, 2002 and 2003 and the six months ended July 27, 2002 and July 26, 2003. The summary consolidated financial data for each of the fiscal years ended January 31, 2001, 2002 and 2003 and as of January 31, 2002 and 2003 were derived from the audited consolidated financial statements included elsewhere in this prospectus supplement. The summary consolidated financial data for and as of the six months ended July 27, 2002 and July 26, 2003 were derived from the unaudited consolidated financial statements included elsewhere in this prospectus supplement. These unaudited consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial condition and results of operations for those periods. Operating results for the six months ended July 26, 2003 are not necessarily indicative of the results that may be expected for the full fiscal year ending January 31, 2004. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes related thereto included elsewhere in this prospectus supplement.

	Fiscal Year Ended January 31,					Six Months Ended
	1999	2000	2001(1)	2002	2003	July 27, 2002	July 26, 2003
	(dollars and shares in thousands, except per share data)
Selected Income Statement Data:
Net sales(2)	$303,419	$349,083	$372,633	$668,097	$752,041	$267,470	$279,177
Cost of sales	232,925	262,337	276,595	422,705	444,628	164,838	173,055

Gross profit(2)(3)	70,494	86,746	96,038	245,392	307,413	102,632	106,122
Selling, general and administrative(2)	24,315	30,633	43,120	208,944	216,504	101,660	111,746
Depreciation and amortization	7,495	11,166	12,124	30,585	22,700	11,406	10,215

Income (loss) from operations	38,684	44,947	40,794	5,863	68,209	(10,434)	(15,839)
Interest expense	(18,690)	(19,412)	(20,167)	(44,763)	(43,075)	(21,055)	(20,376)
Other income (expense)	(301)	(204)	900	49	75	141	—

Income (loss) before income taxes	19,693	25,331	21,527	(38,851)	25,209	(31,348)	(36,215)
Income tax	7,687	10,002	8,091	(9,014)	7,059	(11,285)	(10,393)

Net income (loss)	12,006	15,329	13,436	(29,837)	18,150	(20,063)	(25,822)
Accretion and dividend on preferred stock	—	—	—	3,438	3,653	1,827	1,963

Net income (loss) attributable to common shareholders	$12,006	$15,329	$13,436	$(33,275)	$14,497	$(21,890)	$(27,785)

Earnings (loss) per common share:
Basic	$0.87	$1.11	$0.99	$(1.92)	$0.82	$(1.24)	$(1.55)

Diluted	0.73	0.99	0.87	(1.92)	0.78	(1.24)	(1.55)

Weighted average common shares outstanding:
Basic	13,775	13,801	13,555	17,309	17,757	17,716	17,898
Diluted	16,729	15,577	15,620	17,309	23,200	17,716	17,898
Cash Flow and Other Data:

EBITDA(4)	$45,878	$55,909	$53,818	$36,497 (5)	$90,984	$1,113	$(5,624)
Capital expenditures	(3,259)	(3,700)	(5,207)	(9,972)	(9,757)	(4,639)	(4,872)

	Fiscal Year Ended January 31,					As of
	1999	2000	2001	2002	2003	July 27, 2002	July 26, 2003
	(dollars in thousands)
Balance Sheet and Other Data:
Cash and cash equivalents	$6,112	$22,144	$17,695	$15,913	$22,663	$15,750	$14,285
Inventories	140,859	129,808	210,497	192,736	200,876	245,027	268,389
Working capital	157,457	173,005	183,494	190,290	216,461	174,059	186,198
Total assets	294,708	309,632	583,147	596,765	627,620	681,216	695,045
Debt:
Short-term debt	5,639	—	22,945	7,700	2,068	74,000	79,500
Long-term debt	180,021	176,805	332,291	328,433	320,329	326,030	312,619

Total debt	$185,660	$176,805	$355,236	$336,133	$322,397	$400,030	$392,119

Convertible, redeemable preferred stock	—	—	8,542	11,980	15,634	13,807	17,597
Shareholders’ equity	71,480	82,287	134,887	111,934	131,844	92,286	105,877

(1)	The acquisition of the Elizabeth Arden business was consummated on January 23, 2001. Income statement data for the fiscal year ended January 31, 2001 includes eight days of results from the Elizabeth Arden business.
(2)	Effective February 1, 2002, we adopted Emerging Issues Task Force (“EITF”) No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer,” which codifies and reconciles EITF No. 00-14 “Accounting for Certain Sales Incentives” and EITF No. 00-25 “Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor’s Products.” Therefore, for all fiscal years presented, we have reclassified certain costs from selling, general and administrative expense as reductions to net sales and gross profit. These reclassifications have no impact on income from operations or net income. See Note 3 to the Notes to Consolidated Financial Statements.
(3)	Following the acquisition of the Elizabeth Arden business, we reclassified warehouse and shipping expenses in cost of goods sold to conform to the presentation of the Elizabeth Arden business. This reclassification changes gross profit and selling, general and administrative expenses but has no effect on income from operations or net income. The reclassification has been applied to all fiscal years presented.
(4)	EBITDA is defined as net income plus (less) the provision for (benefit from) income taxes, plus interest expense, plus depreciation and amortization expense. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs. We believe that EBITDA is a performance measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to capital structure (particularly where acquisitions are involved); depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non-operating factors (such as historical cost). Accordingly, as a result of our capital structure and the accounting method used for our acquisitions we believe EBITDA is a relevant measure. This information has been disclosed here to permit a more complete comparative analysis of our operating performance relative to other companies and of our debt servicing ability. EBITDA, may not, however, be comparable in all instances to other similar types of measures.

The following is a reconciliation of net income (loss), as determined in accordance with generally accepted accounting principles, to EBITDA (dollars in thousands):

	Fiscal Year Ended January 31,					Six Months Ended
	1999	2000	2001	2002	2003	July 27, 2002	July 26, 2003
Net income (loss)	$12,006	$15,329	$13,436	$(29,837)	$18,150	$(20,063)	$(25,822)
Plus (less):
Provision for (benefit from) income taxes	7,687	10,001	8,091	(9,014)	7,059	(11,285)	(10,393)
Interest expense	18,690	19,412	20,167	44,763	43,075	21,055	20,376
Depreciation and amortization	7,495	11,167	12,124	30,585	22,700	11,406	10,215

EBITDA	$45,878	$55,909	$53,818	$36,497	$90,984	$1,113	$(5,624)

(5)	EBITDA for fiscal 2002 reflects an estimated $20.5 million of lower gross profits due to high cost Elizabeth Arden inventory owned prior to the acquisition and sold during the fiscal year, a $10.3 million inventory charge incurred in the second quarter and a $500,000 charge incurred in the fourth quarter for restructuring. The Elizabeth Arden products we purchased prior to the acquisition were carried at a higher cost and resulted in a lower gross margin than sales of Elizabeth Arden products we manufactured after the acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements. Our actual results could differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus supplement and accompanying prospectus, particularly in “Supplemental Risk Factors” and “Risk Factors.” See “Forward-Looking Statements,” “Supplemental Risk Factors” and “Risk Factors.” The following discussion and analysis should be read in conjunction with the consolidated financial statements and the accompanying notes which appear elsewhere in this prospectus supplement.

Overview

We are a global prestige fragrances and beauty products company. We sell our products to over 50,000 separate locations worldwide, including in the United States in department stores and mass retailers, as well as internationally in prestige department stores, perfumeries, boutiques and travel retail locations. We have established ourselves as a source of over 230 fragrance brands through brand ownership, brand licensing and distribution arrangements. In addition to the approximately 80 prestige fragrance brands we own and license, we also distribute more than 150 prestige fragrance brands to many retailers primarily in the United States. Our portfolio of owned and licensed fragrance brands includes Elizabeth Arden’s Red Door, 5th Avenue, Elizabeth Arden green tea, Sunflowers and ardenbeauty; Elizabeth Taylor’s White Diamonds, Passion and Forever Elizabeth; White Shoulders; Geoffrey Beene’s Grey Flannel; Halston, Halston Z-14 and Unbound; PS Fine Cologne for Men; Design; and Wings. Our skin care brands include Elizabeth Arden’s Ceramides, Eight Hour Cream and First Defense. Our cosmetics products include lipstick, foundation and other color cosmetics products under the Elizabeth Arden brand name.

On January 23, 2001, we acquired the Elizabeth Arden business, including certain trademarks and patents for the Elizabeth Arden brands of prestige fragrance, cosmetic and skin care lines, the license for the Elizabeth Taylor fragrance brands and the White Shoulders fragrance brand and related assets and liabilities. Following the acquisition, we changed our name from French Fragrances, Inc. to Elizabeth Arden, Inc. Our results of operations for the fiscal years ended January 31, 2002 and 2003 include the results of the Elizabeth Arden business, while our results for the fiscal year ended January 31, 2001 include eight days of financial results from the Elizabeth Arden business.

As a result of our adoption of Emerging Issues Task Force No. 01-09 on February 1, 2002, we have classified gift-with-purchase activities, which were previously reported as selling, general and administrative expenses, as cost of sales and have classified amounts paid to retailers for co-op advertising and beauty consultant expenses, which were previously reported within selling, general and administrative expenses, as a reduction of net sales. This reclassification has been done for all fiscal years presented. See “Recently Adopted Accounting Standards.”

Critical Accounting Policies and Estimates

The Securities and Exchange Commission, or the “SEC,” has recently issued Financial Reporting Release No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” (FRR 60), suggesting companies provide additional disclosure and commentary on those accounting policies considered most critical. FRR 60 considers an accounting policy to be critical if it is important to our financial condition and results and requires significant judgment and estimates on the part of management in its application. We believe the accounting policies below represent our critical accounting policies as contemplated by FRR 60. See Note 1 to the Notes to Consolidated Financial Statements for a detailed discussion on the application of these and other accounting policies.

Accounting for Acquisitions.    We have accounted for our acquisitions, including the acquisition of the Elizabeth Arden business, under the purchase method of accounting for business combinations. Under the purchase method of accounting, the cost, including transaction costs, are allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

The judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly affect net income. For example, different classes of assets will have useful lives that differ—the useful life of property, plant, and equipment acquired will differ substantially from the useful life of brand licenses and trademarks. Consequently, to the extent a longer-lived asset is ascribed greater value under the purchase method than a shorter-lived asset, net income in a given period may be higher.

Determining the fair value of certain assets and liabilities acquired is judgmental in nature and often involves the use of significant estimates and assumptions. One of the areas that requires more judgment in determining fair values and useful lives is intangible assets. To assist in this process, we often obtain appraisals from independent valuation firms for certain intangible assets.

Our intangible assets generally consist of exclusive brand licenses and trademarks. We do not carry any goodwill. The value of our intangible assets, including brand licenses, trademarks and intangibles, is exposed to future adverse changes if we experience declines in operating results or experience significant negative industry or economic trends. We periodically review intangible assets, at least annually or more often as circumstances dictate, for impairment using the guidance of applicable accounting literature.

In fiscal 2003, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142). In accordance with SFAS No. 142, those intangible assets that were classified as goodwill or as other intangibles with indefinite lives are no longer being amortized. Additionally, intangible assets, including goodwill, must be evaluated for impairment.

We determined that the Elizabeth Arden trademarks have indefinite useful lives as the cash flows from the use of the trademarks are expected to be generated indefinitely. Thus, we ceased amortizing these trademarks on February 1, 2002. Additionally, pursuant to SFAS No. 142, we completed our transitional impairment testing of these assets. That effort and assessments of these assets with the assistance of a third party valuation firm indicated that no impairment adjustment was required.

Revenue Recognition.    Sales are recognized when title and risk of loss transfers to the customer and collectibility of the resulting receivable is probable. Sales are recorded net of estimated returns and other allowances. The provision for sales returns represents management’s estimate of future returns based on historical experience and considering current external factors and market conditions.

Allowances for Sales Returns and Markdowns.    As is customary in the prestige beauty business, we grant certain of our customers, subject to our authorization and approval, the right to either return product or to receive a markdown allowance for certain promotional product. Upon sale, we record a provision for product returns and markdowns estimated based on our historical and projected experience, economic trends and changes in customer demand. There is considerable judgment used in evaluating the factors influencing the allowance for returns and markdowns, and additional allowances in any particular period may be needed.

Allowances for Doubtful Accounts Receivable.    We maintain allowances for doubtful accounts to cover uncollectible accounts receivable, and we evaluate our accounts receivable to determine if they will ultimately be collected. This evaluation includes significant judgments and estimates, including an analysis of receivables aging and a customer-by-customer review for large accounts. If, for example, the financial condition of our customers deteriorates resulting in an impairment of their ability to pay, additional allowances may be required.

Provisions for Inventory Obsolescence.    We record a provision for estimated obsolescence and shrinkage of inventory. Our estimates consider the cost of inventory, forecasted demand, the estimated market value, the shelf life of the inventory and our historical experience. If there are changes to these estimates, additional provisions for inventory obsolescence may be necessary.

Stock-Based Compensation.    At January 31, 2003, we had three stock option plans, which are more fully described in Note 16 to the Notes to Consolidated Financial Statements. We account for those plans under the recognition and measurement principles prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No stock-based compensation cost is reflected in net income for employee and director option grants, as such grants had an exercise price equal to the market value of the underlying common stock on the date of grant.

Income Taxes and Valuation Reserves.    A valuation allowance may be required to reduce deferred tax assets to the amount that is more likely than not to be realized. We consider projected future taxable income and ongoing tax planning strategies in assessing a potential valuation allowance. In the event we determine that we may not be able to realize all or part of our deferred tax asset in the future, or that new estimates indicate that a previously recorded valuation allowance is no longer required, an adjustment to the deferred tax asset would be charged or credited to earnings in the period of such determination.

Results of Operations

The following table sets forth, for the periods indicated, certain information relating to our operations expressed as percentages of net sales for the period (percentages may not add due to rounding):

	Years Ended January 31,			Six Months Ended
	2001(1)	2002(1)	2003	July 27, 2002	July 26, 2003
Income Statement Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	74.2	63.3	59.1	61.6	62.0

Gross profit	25.8	36.7	40.9	38.4	38.0
Selling, general and administrative expenses	11.6	31.3	28.8	38.0	40.0
Depreciation and amortization	3.3	4.5	3.0	4.3	3.6

Income (loss) from operations	10.9	0.9	9.1	(3.9)	(5.6)
Interest expense, net of interest income	5.4	6.7	5.7	7.9	7.4
Other income	(0.2)	—	—	0.1	—

Income (loss) before income taxes	5.7	(5.8)	3.4	(11.7)	(13.0)
Provision for (benefit from) income taxes	2.1	(1.3)	1.0	(4.2)	(3.7)

Net income (loss)	3.6%	(4.5)%	2.4%	(7.5)%	(9.3)%

(1)	Restatement of percentages was made based on EITF No. 01-09 reclassifications (as described in Note 2 under “Selected Consolidated Financial Data”).

Three Months Ended July 26, 2003 Compared to the Three Months Ended July 27, 2002

Net Sales.    Net sales increased approximately 14% to $144.4 million for the three months ended July 26, 2003, from $127.2 million for the three months ended July 27, 2002. The increase is primarily due to the effects of favorable foreign currency rates, increased sales volumes in certain international markets and to certain U.S. mass retail accounts and sales from new distribution relationships. These increases were partially offset by reduced sales of promotional items to U.S. department store customers.

Gross Profit.    Gross profit increased approximately 18% to $57.4 million for the three months ended July 26, 2003, from $48.5 million for the three months ended July 27, 2002. Gross margin was 39.7% for the second quarter of fiscal 2004 compared with 38.1% for the second quarter of fiscal 2003. The increase in gross profit is primarily due to higher sales and reduced gift with purchase costs.

Selling, General and Administrative.    Selling, general and administrative expenses increased approximately $8.5 million, or 18%, to $56.3 million for the three months ended July 26, 2003, from $47.8 million for the three months ended July 27, 2002. The increase was driven by higher selling costs and advertising, and the impact of foreign currency rates. As a percentage of net sales, selling, general and administrative expenses increased to 39% for the three months ended July 26, 2003, from 37.6% in the prior year quarter. Selling, general and administrative expenses as a percentage of net sales are expected to decrease on an annualized basis over the balance of the year. In the second quarter of the fiscal year ended January 31, 2004, we recorded additional rent expense of approximately $667,000, which is a cumulative correction to previously recorded amounts and is related to scheduled rent increases and lease incentives in certain of our operating leases. The allocated additional expense was not material to our results of operations during the periods to which the adjustment related or in the period recorded and, as such, prior periods were not adjusted.

Depreciation and Amortization.    Depreciation and amortization decreased approximately $952,000 to $5.1 million in the three months ended July 26, 2003, as compared to $6.0 million for the three months ended July 27, 2002, principally as a result of assets that were fully depreciated after July 27, 2002.

Interest Expense.    Interest expense decreased by approximately $410,000 to $10.2 million for the three months ended July 26, 2003, as compared to $10.7 million for the three months ended July 27, 2002, principally as a result of our repurchase of approximately $10.7 million aggregate principal amount of 10 3/8% Notes, as well as lower interest rates under our credit facility during the three months ended July 26, 2003.

Benefit from Income Taxes.    The benefit from income taxes for the three months ended July 26, 2003 was $4.1 million as compared to $5.7 million for the three months ended July 27, 2002. The effective tax rate calculated as a percentage of loss before income taxes was 29% and 36% for the respective periods. The current year tax rate reflects the projected mix of our international income and the corresponding tax rates for the respective jurisdictions.

Net Loss.    Net loss for the three months ended July 26, 2003 and July 27, 2002 was $10.1 million. The net loss reflects higher sales volume and associated gross profit, lower depreciation, amortization and interest expenses, partially offset by an increase in selling, general and administrative expenses and a lower effective tax rate.

Accretion and Dividend on Preferred Stock.    As part of the purchase price for the acquisition of the Elizabeth Arden business, we issued to an affiliate of Unilever 416,667 shares of Series D convertible preferred stock. The Series D convertible preferred stock was recorded at a $35 million fair value with an allocation of $26.5 million made for the beneficial conversion feature and recorded as additional paid-in capital. The Series D convertible preferred stock has a $50 million liquidation preference, and carries a 5% annual dividend yield, which began accruing in January 2003. During the three months ended July 26, 2003, the Company issued to an affiliate of Unilever 5,273 additional shares of Series D convertible stock as a dividend. The accretion and dividend on preferred stock, which is a non-cash charge to net loss attributable to common shareholders, of $987,000 for the three months ended July 26, 2003 and $914,000 for the three months ended July 27, 2002, represents accretion on the fair value of the preferred stock and the dividends on the preferred stock.

Net Loss Attributable to Common Shareholders.    Net loss attributable to common shareholders was $11.1 million for the three months ended July 26, 2003. The net loss for the prior year period was $11.0 million.

EBITDA.    EBITDA (net income plus the provision for income taxes (or net loss less the benefit from income taxes), plus interest expense, plus depreciation and amortization expense), was $1.1 million for the three months ended July 26, 2003 as compared to $856,000 for the three months ended July 27, 2002. The increase in EBITDA reflects higher sales volume and associated gross profit, offset by higher selling, general and administrative costs. The following is a reconciliation of net loss, as determined in accordance with generally accepted accounting principles, to EBITDA:

	(Unaudited) Three Months Ended
	July 26, 2003	July 27, 2002
	(dollars in thousands)
Net loss	$(10,147)	$(10,134)
Plus (less):
Benefit from income taxes	(4,080)	(5,699)
Interest expense	10,242	10,651
Depreciation and amortization	5,086	6,038

EBITDA	$1,101	$856

Six Months Ended July 26, 2003 Compared to the Six Months Ended July 27, 2002

Net Sales.    Net sales increased approximately 4.4% to $279.2 million for the six months ended July 26, 2003, from $267.5 million for the six months ended July 27, 2002, primarily due to increased sales to certain mass market customers and the favorable impact from foreign currency rates. Partially offsetting these increases are reduced sales to U.S. department stores and the adverse impact in travel retail and certain international markets during the first quarter of the fiscal year from the Severe Acute Respiratory Syndrome (SARS) epidemic and the Iraqi War.

Gross Profit.    Gross profit increased approximately 3% to $106.1 million for the six months ended July 26, 2003, from $102.6 million for the six months ended July 27, 2002. The gross margin decreased to 38.0% for the six months ended July 26, 2003 from 38.4% for the six months ended July 27, 2002. The increase in gross profit was due to higher sales and lower gift with purchase costs, partially offset by a higher percentage of sales of distributed brands, which have lower gross margins than owned brands. Our gross margin is expected to increase on an annualized basis over the course of the year.

Selling, General and Administrative.    Selling, general and administrative expenses increased approximately $10.0 million, or approximately 10%, to $111.7 million for the six months ended July 26, 2003, from $101.7 million for the six months ended July 27, 2002. As a percentage of net sales, selling, general and administrative expenses increased to 40.0% for the six months ended July 26, 2003, as compared with 38.0% in the prior year period. The increase in selling, general and administrative expenses reflects higher selling costs associated with increased sales, increased advertising spending, and the impact from foreign currency rates. On an annualized basis this fiscal year, selling, general and administrative expenses as a percentage of sales is expected to decrease. In the second quarter of the fiscal year ended January 31, 2004, we recorded additional rent expense of approximately $667,000, which is a cumulative correction to previously recorded amounts and is related to scheduled rent increases and lease incentives in certain of our operating leases. The allocated additional expense was not material to our results of operations during the periods to which the adjustment related or in the period recorded and, as such, prior periods were not adjusted.

Depreciation and Amortization.    Depreciation and amortization decreased approximately $1.2 million to $10.2 million for the six months ended July 26, 2003, as compared to $11.4 million for the six months ended July 27, 2002, principally as a result of assets that were fully depreciated after July 27, 2002.

Interest Expense.    Interest expense, net of interest income, decreased by approximately $679,000 to $20.4 million for the six months ended July 26, 2003, as compared to $21.1 million for the six months ended July 27, 2002, primarily as a result of the repurchase of approximately $10.7 million aggregate principal amount of our 10 3/8% Notes and a reduction in interest rates under our revolving credit facility.

Benefit from Income Taxes.    The benefit from income taxes was approximately $10.4 million for the six months ended July 26, 2003, as compared with $11.3 million for the six months ended July 27, 2002 due to the difference in the effective tax rate between the two periods. The effective tax rate calculated as a percentage of loss before income taxes was 29% and 36% for the respective periods.

Net Loss.    Net loss increased approximately $5.8 million, or 29%, to a loss of $25.8 million for the six months ended July 26, 2003 as compared with a loss of $20.1 million in the prior year period. The increase in net loss was a result of higher selling, general and administrative expenses and a lower effective tax rate partially offset by higher net sales and gross profit, lower depreciation and amortization expense and lower interest expense.

Accretion and Dividend on Preferred Stock.    The accretion and dividend on preferred stock, which is a non-cash charge to net loss attributable to common shareholders, of $2.0 million for the six months ended July 26, 2003 and $1.8 million for the six months ended July 27, 2002, represents accretion on the fair value of the preferred stock and the imputed dividends on the preferred stock. During the six months ended July 26, 2003, the Company issued to an affiliate of Unilever an additional 10,481 shares of Series D convertible preferred stock as a dividend.

Net Loss Attributable to Common Shareholders.    Net loss attributable to common shareholders increased by approximately $5.9 million, or 27%, to a loss of $27.8 million for the six months ended July 26, 2003 as compared with a loss of $21.9 million for the six months ended July 27, 2002. The reduction in net loss attributable to common shareholders was due to the increase in net loss.

EBITDA.    EBITDA (net income plus the provision for income taxes (or net loss less the benefit from income taxes), plus interest expense, plus depreciation and amortization expense) decreased approximately $6.7 million to a loss of $5.6 million for the six months ended July 26, 2003 as compared to income of $1.1 million for the six months ended July 27, 2002. The decrease in EBITDA was the result of higher selling, general and administrative expenses offset by higher net sales and gross profit. For a reconciliation of net income to EBITDA, see Note 4 under “Selected Consolidated Financial Data.”

Fiscal Year Ended January 31, 2003 Compared to Fiscal Year Ended January 31, 2002

Net Sales.    Net sales increased approximately 12.5% to $752.0 million for the fiscal year ended January 31, 2003 from $668.1 million for the prior fiscal year. The sales increase was driven by the growth of our business with our mass retail customers, due in large part to our “open sell” program and the addition of certain distributor brands (both of which have increased the volume of products sold), new product launches (including the fragrances ardenbeauty and Forever Elizabeth), and a rebound in travel retail sales. The “open sell” program allows retailers to display fragrances on open counters and shelves rather than in locked cases, giving consumers easier access to our products. These increases were partially offset by continued weakness in U.S. department stores and fewer U.S. prestige department store doors from previously announced closings. In fiscal 2003, we generated $509.4 million, or approximately 68%, of our net sales in the United States and $242.6 million, or approximately 32%, of our net sales internationally. The war in Iraq and uncertain geopolitical events may negatively impact net sales in the current fiscal year.

Gross Profit.    Gross profit increased approximately 25.0% to $307.4 million for fiscal 2003 from $245.4 million in the prior fiscal year. Gross margin increased to 40.9% of net sales from 36.7% in the corresponding prior fiscal year. The increase in gross profit was principally due to higher sales, a reduction in the effect of the “high cost” Elizabeth Arden inventory purchased prior to the acquisition of the Elizabeth Arden business, a $10.3 million inventory write-down recorded in fiscal 2002 and reduced cost structure in distribution operations, partially offset by continued weakness in U.S. department stores and a greater proportion of sales of distributed brands, which have lower gross margins than owned and licensed brands. For the fiscal year ended January 31, 2002, our gross profit was reduced by approximately $20.5 million and gross margin was reduced by 3.1 percentage points, due to the effect of “high cost” inventory purchased prior to the Elizabeth Arden acquisition.

Selling, General and Administrative.    Selling, general and administrative expenses increased 3.6%, or approximately $7.6 million, to $216.5 million for the fiscal year ended January 31, 2003 from $208.9 million in the prior fiscal year. The increase versus the prior fiscal year was due principally to additional advertising to support new product launches and higher incentive compensation costs. These increases were partially offset by reduced expenses from management initiatives, including the restructuring of certain international operations, and reduction in selling overhead expenses, as well as benefits from favorable foreign currency rates. Favorable foreign currency rates contributed approximately $6.7 million to the reduction in selling, general and administrative expenses during the fiscal year ended January 31, 2003. As a percentage of net sales, selling, general and administrative expenses declined to 28.8% for the fiscal year ended January 31, 2003, as compared with 31.3% in the prior fiscal year. The decline in selling, general and administrative expenses as a percentage of net sales reflects the leveraging of our cost structure and favorable foreign currency rates.

Depreciation and Amortization.    Depreciation and amortization decreased approximately $7.9 million to $22.7 million for the fiscal year ended January 31, 2003, compared to $30.6 million for the corresponding prior fiscal year, principally as a result of the adoption of SFAS No. 142. In adopting SFAS No. 142, we concluded that the Elizabeth Arden trademarks are considered indefinite-lived assets and after January 31, 2002 are no longer being amortized. Amortization relating to these trademarks amounted to $6.8 million for the fiscal year ended January 31, 2002. See “Critical Accounting Policies and Estimates.”

Interest Expense.    Interest expense, net of interest income, decreased by approximately $1.7 million to $43.1 million for the fiscal year ended January 31, 2003, from $44.8 million for the prior fiscal year. The decrease resulted primarily from reduced borrowings under our bank credit facility and lower interest rates paid on that debt. See Notes 8 and 9 to the Notes to the Consolidated Financial Statements.

Provision for (Benefit from) Income Taxes.    The provision for income taxes was approximately $7.1 million for the fiscal year ended January 31, 2003, as compared with a benefit from income taxes of $9.0 million for the prior fiscal year, reflecting higher operating earnings. The effective tax rate calculated as a percentage of income (loss) before income taxes for fiscal 2003 was 28.0% versus 23.2% in the prior fiscal year. The increase over the prior fiscal year primarily reflects adjustments for foreign and state tax liabilities. See Note 11 to the Notes to Consolidated Financial Statements.

Net Income (Loss).    Net income for the fiscal year ended January 31, 2003 increased approximately $48.0 million to $18.2 million, as compared with a net loss of $29.8 million in the prior fiscal year. The increase was a result of higher net sales and associated gross profit and lower depreciation and amortization, partially offset by higher selling, general and administrative expenses and a higher effective tax rate.

Accretion and Dividend on Preferred Stock.    The accretion and dividend on preferred stock, which is a non-cash charge to net income attributable to common shareholders, was $3.7 million for the fiscal year ended January 31, 2003 and a non-cash charge to net loss attributable to common shareholders of $3.4 million for the prior fiscal year. These amounts represent accretion on the fair value of, and the imputed dividends on, the Series D convertible preferred stock issued to an affiliate of Unilever as part of the purchase price for the acquisition of the Elizabeth Arden business. See Note 14 to the Notes to Consolidated Financial Statements.

Net Income (Loss) Attributable to Common Shareholders.    Net income attributable to common shareholders increased to $14.5 million for the fiscal year ended January 31, 2003, as compared with a net loss of $33.3 million in the prior fiscal year. The net income or net loss attributable to common shareholders includes the net income or net loss plus accretion and dividends associated with the Series D convertible preferred stock.

EBITDA.    EBITDA increased approximately $54.5 million, or 149%, to $91.0 million for the fiscal year ended January 31, 2003, as compared with $36.5 million for the prior fiscal year. The increase in EBITDA was the result of higher net sales and gross profit, partially offset by higher selling, general and administrative expenses. For a reconciliation of net income to EBITDA, see Note 4 under “Selected Consolidated Financial Data.”

Fiscal Year Ended January 31, 2002 Compared to the Fiscal Year Ended January 31, 2001

Net Sales.    Net sales increased 79% to $668.1 million for the fiscal year ended January 31, 2002, from $372.6 million for the prior fiscal year. In fiscal 2002, we generated $465.4 million, or approximately 70%, of our net sales in the United States and $202.7 million, or approximately 30% of our net sales internationally. The increase in net sales was primarily a result of increased sales from the acquisition of the Elizabeth Arden business, partially offset by weakness in the retail environment. The increase in sales includes an increase in the number of products sold by us, particularly Elizabeth Arden skin care and cosmetics products, as well as an increase in our customer base, primarily internationally and with U.S. prestige department stores. The weak retail environment, exacerbated by the events of September 11, 2001, had a particularly negative effect on sales to U.S. prestige department stores, international travel retail outlets and certain international distributors.

Gross Profit.    Gross profit increased by 156% to $245.4 million in fiscal 2002, as compared with $96.0 million for fiscal 2001, and gross margins expanded from 25.7% in fiscal 2001 to 36.7% in fiscal 2002 as a result of the acquisition of the Elizabeth Arden business. Following the acquisition, the mix of our sales changed, with significantly increased sales of higher margin owned and licensed brands relative to lower margin distributed brands. Included in the gross margin for fiscal 2002 were sales of Elizabeth Arden products purchased prior to the acquisition, which are carried at a higher cost and resulted in a lower gross margin than sales of Elizabeth Arden products manufactured after the acquisition. Once these lower margin products were sold, gross margins increased. For the year ended January 31, 2002, the effect on gross profit of selling Elizabeth Arden product purchased prior to the acquisition was a reduction of gross profit of approximately $20.5 million. In addition, in the second quarter of fiscal 2002, we recorded a non-cash inventory provision of $10.3 million to write down certain distributed brands and non-core product offerings that we did not intend to continue to carry due to retailer planogram updates and to expedite the sales of excess inventory, particularly gift sets and other promotional merchandise. Excluding the effect of the high cost products purchased prior to the acquisition and the inventory provision, gross profit would have totaled $276.2 million for a gross margin of 41.3%.

Selling, General and Administrative.     Selling, general and administrative expenses increased 385% to $208.9 million in fiscal 2002, as compared with $43.1 million in the prior fiscal year, reflecting additional selling and administrative costs associated with the Elizabeth Arden business. As a result of the acquisition of the Elizabeth Arden business, there was an increase in sales of owned and licensed brands, which require higher costs to support, including higher demonstration, advertising and product development expenses. We added approximately 1,600 employees to our company in connection with the acquisition of the Elizabeth Arden business, significantly increasing our international employee base, our U.S. department store sales force and our administrative personnel. The number of offices and facilities also increased as a result of the acquisition. In fiscal 2002, we commenced a restructuring of our operations in the United States, eliminating approximately 100 positions, representing 10% of our U.S. headcount. In conjunction with this restructuring we recorded a $500,000 charge included in selling, general and administrative expenses. In addition to this charge, we also incurred $2.6 million of restructuring costs, primarily severance costs resulting from a realignment of our workforce and prestige department store door closures, which was recorded as an adjustment to the allocation of the purchase price in the acquisition of the Elizabeth Arden business. Of this $2.6 million of restructuring costs, most of the cash was paid out between February and April 2002. For a discussion of the Elizabeth Arden acquisition, see Note 2 to the Notes to Consolidated Financial Statements.

Depreciation and Amortization.     Depreciation and amortization increased 153%, from $12.1 million in fiscal 2001 to $30.6 million in fiscal 2002, primarily as a result of depreciation and amortization associated with the assets acquired as part of the Elizabeth Arden acquisition. Approximately $17.5 million of the increase in depreciation and amortization was associated with the assets acquired.

Interest Expense.     Interest expense, net of interest income, increased approximately 122% to $44.8 million in fiscal 2002, as compared with $20.2 million in fiscal 2001, as a result of increased debt incurred to finance the acquisition of the Elizabeth Arden business and associated working capital requirements. The increased debt included $160.0 million of 2011 Notes, as well as borrowings under our revolving credit facility. See Notes 8 and 9 to the Notes to Consolidated Financial Statements.

(Benefit from) Provision for Income Taxes.     We recorded a net benefit from income taxes of $9.0 million for fiscal 2002, as compared with a net provision of $8.1 million for fiscal 2001. The effective tax rate calculated as a percentage of income before income taxes declined from 37.6% of income in fiscal 2001 to 23.2% of net loss in fiscal 2002. The decrease in the effective tax rate is associated with the increase in our international operations, as we operated in multiple foreign jurisdictions. Our international affiliates and subsidiaries had varying levels of profitability and tax rates. In addition, we recorded an increase in the income tax valuation allowance associated with certain foreign losses and deferred tax assets. See Note 11 to the Notes to Consolidated Financial Statements.

Net (Loss) Income.     For fiscal 2002, we recorded a net loss of $29.8 million, as compared with net income of $13.4 million in fiscal 2001. The increase in net loss was due to increases in selling, general and administrative expenses, interest expense and depreciation and amortization, which more than offset the increase in sales and gross profit and the benefit from income taxes.

Accretion and Dividend on Preferred Stock.     As part of the purchase price for the acquisition of the Elizabeth Arden business, we issued to an affiliate of Unilever 416,667 shares of Series D convertible preferred stock. The Series D convertible preferred stock was recorded at its fair market value of $35.0 million, with an allocation of $26.5 million made for the beneficial conversion feature and reclassified to additional paid-in capital. The accretion on preferred stock of $3.4 million for fiscal 2002 is a non-cash charge to net loss attributable to common shareholders.

Net (Loss) Income Attributable to Common Shareholders.     Net loss attributable to common shareholders totaled $33.3 million in fiscal 2002, as compared with net income of $13.4 million in fiscal 2001. The net loss attributable to common shareholders includes net loss, plus the accretion and dividends associated with the Series D convertible preferred stock.

EBITDA.     EBITDA decreased by 32% to $36.5 million in fiscal 2002 from $53.8 million in fiscal 2001. The decrease was a result of increased selling, general and administrative expenses, which were offset by increases in gross profit. For a reconciliation of net income to EBITDA, see Note 4 under “Selected Consolidated Financial Data.”

Seasonality

Our operations have historically been seasonal, with higher sales generally occurring in the second half of the fiscal year as a result of increased demand by retailers in anticipation of and during the holiday season. In fiscal 2003, approximately 64% of our net sales were made during the second half of the fiscal year. Due to the size and timing of certain orders from our customers, sales, results of operations, working capital requirements and cash flows can vary between quarters of the same and different years. As a result, we expect to experience variability in net sales, net income, working capital requirements and cash flows on a quarterly basis.

We experience seasonality in our working capital, with peak inventory and receivable balances in the third quarter of our fiscal year. Our working capital borrowings are also seasonal and are normally highest in the months of September, October and November. During the fourth fiscal quarter ending January 31 of each year, significant cash is normally generated as customer payments on holiday season orders are received.

Liquidity and Capital Resources

Cash Flows.     For the six months ended July 26, 2003, net cash used in operating activities totaled $68.0 million, compared with $60.0 million of net cash used in operating activities for the six months ended July 27, 2002. The increase in cash used versus a year ago is due primarily to a higher net loss. The increase in inventories is primarily due to the purchase of inventories for certain additional brands we have begun to distribute. Other payables and accrued expenses decreased primarily due to the payment for the 10 3/8% Notes repurchased at the end of the prior fiscal year, the payment of prior fiscal year incentive accruals, royalty payments relating to prior year net sales of licensed brands, and demonstration and advertising co-op payments relating to prior year net sales. The increase in prepaid expenses and other assets is due to the tax benefit generated in the first six months of this fiscal year as a result of our pre-tax loss.

Net cash provided by operating activities totaled $28.6 million in fiscal 2003 versus $8.7 million for the corresponding prior fiscal year. Cash flow from improved operating performance was partially offset by increases in working capital required to support the higher levels of sales. For the fiscal year ended January 31, 2003, accounts receivable were above prior fiscal year levels primarily due to higher sales, the timing of those sales versus the prior fiscal year and a greater proportion of international receivables, which generally have longer terms than domestic receivables. For the fiscal year ended January 31, 2003, inventories were slightly higher versus the prior fiscal year, as the incremental investment in additional distributed brands in the fourth quarter more than offset the reduction in “high cost” Arden inventory.

During fiscal 2002, we generated $8.7 million of cash from operating activities, compared to $26.1 million for the prior fiscal year. Of that amount, $9.5 million was generated from operating cash flows, offset by a net working capital use of $851,000. The net working capital use reflects increases in accounts receivable, prepaid and other assets, somewhat offset by a decline in inventories, and increases in accounts payable, other payables and accrued expenses. The increase in accounts receivable resulted from increased sales due to the acquisition of the Elizabeth Arden business coupled with the fact that no trade receivables were acquired with the Elizabeth Arden business in January 2001.

Net cash used in investing activities totaled $4.9 million for the six months ended July 26, 2003, compared to $4.6 million for the six months ended July 27, 2002. Net cash provided by financing activities totaled $64.3 million for the six months ended July 26, 2003, compared to $64.2 million in the prior year. Short-term debt increased primarily due to the repurchase of approximately $10.7 million in aggregate principal amount of 10 3/8% Notes during this fiscal year from proceeds from the revolving credit facility.

Net cash used in investing activities totaled $13.0 million for the fiscal year ended January 31, 2003, compared with $3.4 million in the prior fiscal year. The increase resulted from the acquisition in the fourth quarter of the Wings trademarks compared with proceeds in the prior fiscal year from the sale of certain trademarks and intangibles. Net cash used in financing activities for the fiscal year ended January 31, 2003 was $9.8 million versus $6.4 million in the prior fiscal year. Cash and cash equivalents increased to $22.7 million during fiscal 2003 from $15.9 million during fiscal 2002.

During fiscal 2002, we used $3.4 million of net cash in investing activities, as $10.0 million for capital expenditures was partially offset by $6.5 million received for the sale of certain trademarks and intangibles. Net cash used in financing activities totaled $6.4 million, with payments on short-term and long-term debt being partially offset by proceeds from the exercise of stock options and stock purchase warrants. Cash and cash equivalents declined $1.8 million to $15.9 million from $17.7 million during fiscal 2001.

Debt and Contractual Financial Obligations and Commitments.    At January 31, 2003, our long-term debt and financial obligations and commitments by due date were as follows (not adjusted to reflect the use of proceeds from this offering):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Long-term debt, including current portion	$320,329	$2,370	$6,982	$150,977	$160,000
Capital leases	177	97	80	—	—
Operating leases	64,847	10,341	23,562	14,756	16,189
Other long-term obligations	24,027	5,944	15,166	2,917	—

Total contractual cash obligations	$409,380	$18,752	$45,790	$168,650	$176,189

The decrease in long-term debt, from $328.4 million at January 31, 2002 to $320.3 million at January 31, 2003, reflects a scheduled debt repayment of $2.2 million of our 8.5% Subordinated Debentures in May 2002 and $5.5 million of 10 3/8% Notes that we repurchased in the open market. The repurchases of the 10 3/8% Notes occurred in January 2003 and were settled in February 2003. At January 31, 2003, the payable amount pending settlement was included in other payables and accrued expenses on the balance sheet. For more information on our long-term debt and contractual commitments, see Notes 9 and 10 to the Notes to Consolidated Financial Statements.

Future Liquidity and Capital Needs.    We expect to raise approximately $62.8 million of net proceeds from this offering. We intend to use the net proceeds we receive from this offering to redeem $56.0 million principal amount of our 11 3/4% Notes at a price of 111.75% of the principal amount plus accrued and unpaid interest. Until we make the redemption payment on the 11 3/4% Notes, we will use the net proceeds to temporarily pay down our revolving credit facility.

On August 28, 2003, we called for redemption $20 million of our outstanding 10 3/8% Notes. The 10 3/8% Notes are currently callable at a redemption price of 103.458% of the principal amount, plus accrued interest. The redemption date will be October 24, 2003. We intend to fund the repurchase of the 10 3/8% Notes with proceeds from our revolving credit facility. We expect to incur a charge of $0.3 million related to the redemption of the 10 3/8% Notes in the third fiscal quarter of the current fiscal year.

Our principal future uses of funds are for debt service, working capital requirements, capital expenditures and additional brand acquisitions or product distribution arrangements. We have historically financed, and we expect to continue to finance, our needs primarily through internally generated funds, our credit facility and external financing.

As a result of our improved operating performance, in December 2002, we executed an amendment and restatement to our revolving bank credit facility. The amended facility substantially improves our financial flexibility. The key terms of the amendment include an increase in the size of the facility from $175 million to

$200 million, a lowering of the interest rate spread over the LIBOR or prime rate charged to loans, a broader borrowing base formula with more favorable advance rates, removal of the inventory cap from the borrowing base and elimination of all the financial maintenance covenants, except for a fixed charge coverage ratio of 1.1:1 that applies only if availability under the facility declines to less than $50 million. The facility matures in January 2006. Our borrowings under this facility are limited to a “borrowing base,” calculated based on eligible accounts receivable and inventories. The borrowings are collateralized by a first priority lien on all of our U.S. accounts receivable and inventory. The credit facility prohibits the payment of cash dividends. In addition, the indentures pursuant to which our senior notes are issued restrict the payment of dividends subject to our ability to meet certain financial covenants. Our obligations under the credit facility rank pari passu, or equal in right of payment, with our senior notes.

Borrowings under our revolving credit facility bear interest at a floating rate based on the “Applicable Margin,” which is determined by reference to our ratio of consolidated debt to EBITDA (net income plus the provision for income taxes or net loss less the benefit from income taxes, plus interest expense, plus depreciation and amortization expense). At our option, the Applicable Margin may be applied to either the LIBOR or the prime rate. The Applicable Margin for LIBOR and prime rate borrowings ranges from 2.25% to 3.00% and .5% to 1.25%, respectively. As of August 1, 2003, the applicable margin was 2.75% for LIBOR loans and 1.00% for prime rate loans. As of July 26, 2003, we had an outstanding balance under the credit facility of $79.5 million, and the remaining availability, based upon eligible receivables and inventories as of that date, was approximately $75.5 million.

Based upon our internal projections, we believe that the credit facility provides sufficient flexibility so that we will remain in compliance with its terms. If our actual results deviate significantly from our projections, however, we may not remain in compliance with the covenants and would not be allowed to borrow under the revolving credit facility. In addition, a default under our revolving credit facility that causes acceleration of the debt under this facility could trigger a default on our senior notes. In the event we are not able to borrow under our credit facility, we would be required to develop an alternative source of liquidity. There is no assurance that we could obtain replacement financing or what the terms of such financing, if available, would be.

We believe that internally generated funds and borrowings under our revolving credit facility will be sufficient to cover debt service, working capital requirements and capital expenditures for the next twelve months other than additional working capital requirements that may result from further expansion of our operations through acquisitions of additional brands or new product distribution arrangements.

We have discussions from time to time with manufacturers of prestige fragrance brands and with distributors that hold exclusive distribution rights regarding our possible acquisition of additional exclusive manufacturing and/or distribution rights. We currently have no agreements or commitments with respect to any such acquisition, although we periodically execute routine agreements to maintain the confidentiality of information obtained during the course of discussions with manufacturers and distributors. There is no assurance that we will be able to negotiate successfully for any such future acquisitions or that we will be able to obtain acquisition financing or additional working capital financing on satisfactory terms for further expansion of our operations.

During the fiscal year ended January 31, 2003, we invested approximately $9.8 million in net capital expenditures, primarily related to in-store counters and testing units, tools, dies and molds and computer hardware and software. We expect to incur approximately $16.0 million in capital expenditures in fiscal 2004, including for the expansion of our Roanoke, Virginia distribution facility.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk.    As of July 26, 2003, we had $79.5 million outstanding under our credit facility. The average of our month-end borrowings during fiscal 2003 was $76.6 million. Borrowings under our credit facility are seasonal, with peak borrowings in the third quarter of our fiscal year. Borrowings under the credit facility are subject to variable rates and, accordingly, our earnings and cash flow will be affected by changes in interest rates. Based upon our fiscal 2003 average borrowings under our credit facility, and assuming there had been a two percentage point change in the average interest rate for these borrowings, it is estimated that our interest expense for the year ended January 31, 2003 would have increased or decreased by approximately $1.5 million. To date, we have not engaged in derivative transactions to mitigate interest rate risk, as most of our debt is in the form of senior notes and bears a fixed rate. In the event of an adverse change in interest rates, management may take actions that would mitigate our exposure to interest rate risk; however, due to the uncertainty of the actions that would be taken and their possible effect, this analysis assumes no such action. Further, this analysis does not consider the effects of the change in the level of the overall economic activity that could exist in such an environment.

Foreign Currency Risk.    We sell our products in approximately 90 countries around the world. For fiscal 2003 and the three and six months ended July 26, 2003, we derived approximately 32%, 37% and 36%, respectively, of our net sales from our international operations. We conduct our international operations in a variety of different countries and derive our sales in currencies including the Euro, British pound, Swiss franc, Canadian dollar and Australian dollar, as well as the U.S. dollar. Our operations may be subject to volatility because of currency changes, inflation changes and changes in political and economic conditions in the countries in which we operate. In these countries, our sales and expenses are typically denominated in local currency, while costs of goods sold are denominated in a combination of local currency and the U.S. dollar. Our results of operations are reported in U.S. dollars. Fluctuations in currency rates can adversely affect our reported sales, margins, operating costs and the anticipated settlement of our foreign-denominated receivables and payables. Most of our skincare and cosmetic products are produced in a manufacturing facility located in Roanoke, Virginia. A weakening of the foreign currencies in which we generate sales relative to the currencies in which our costs are denominated, which is primarily the U.S. dollar, may decrease our reported cash flow and operating profits. Our competitors may or may not be subject to the same fluctuations in currency rates, and our competitive position could be affected by these changes. As a result of favorable foreign currency rates relative to the U.S. dollar during fiscal 2003, we recorded foreign currency transaction gains of $7.6 million. As a result of adverse foreign currency rates during fiscal 2002, we recorded foreign currency transaction losses of $663,000.

While we may engage in currency hedging transactions, primarily forward exchange contracts, to reduce the exposure of our cash flows to fluctuations in currency rates, we did not engage in foreign currency hedging activities during the six months ended July 26, 2003 or fiscal 2003. There can be no assurance that our hedging operations, if any, will eliminate or substantially reduce risks associated with fluctuating exchange rates.

As of January 31, 2003, our subsidiaries outside the United States held approximately 22% of our total assets. The functional currency of our foreign operations is either the U.S. dollar or the local currency. The cumulative effects of translating balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates is included in “Accumulated and other comprehensive income (loss)” on our consolidated balance sheets.

Recently Adopted Accounting Standards

Effective February 1, 2002, we adopted Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer,” which codified and reconciled EITF No. 00-14, “Accounting for Certain Sales Incentives.” EITF No. 00-14 provides guidance on accounting for discounts, coupons, rebates and free products, as well as the income statement classification of these discounts, coupons, rebates and free products. Upon adoption of this pronouncement, we classified gift-with-purchase activities, which were previously reported as selling, general and administrative expenses, as cost of sales. For comparison purposes, certain amounts in the Consolidated Statement of Operations for the fiscal years ended January 31, 2002 and 2001 were reclassified to reflect the adoption of EITF No. 01-09. The adoption of EITF No. 01-09 had no impact on operating income or operating loss; however, for the years ended January 31, 2003, 2002 and 2001, gross profit decreased by approximately $31.1 million, $37.6 million and $5.3 million, respectively, offset by an equal decrease in selling, general and administrative expenses.

EITF No. 01-09 also codified and reconciled EITF No. 00-25, “Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor’s Products.” EITF No. 00-25 provides guidance on the income statement classification of consideration from a vendor to a retailer in connection with the retailer’s purchase of the vendor’s products or to promote sales of the vendor’s products. Upon adoption of this pronouncement, we classified amounts paid to retailers for co-op advertising and beauty consultant expenses as a reduction of net sales. These costs were previously reported within selling, general and administrative expenses. For comparison purposes, certain amounts in the Consolidated Statement of Operations for the years ended January 31, 2002 and 2001 were reclassified to reflect the adoption of EITF No. 01-09. The adoption of EITF No. 01-09 had no impact on operating income or operating loss; however, for the years ended January 31, 2003, 2002, and 2001, gross profit decreased by approximately $62.3 million, $63.4 million and $9.6 million, respectively, offset by an equal decrease in selling, general and administrative expenses.

Effective February 1, 2002, we adopted SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 141 and SFAS No. 142, respectively). These standards establish financial accounting and reporting standards for acquired goodwill and other intangible assets. Specifically, the standards address how acquired intangible assets should be accounted for both at the time of acquisition and after they have been recognized in the financial statements. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. In accordance with SFAS No. 142, intangible assets, including goodwill, must be evaluated for impairment. Those intangible assets that will continue to be classified as goodwill or as other intangibles with indefinite lives are no longer amortized.

Our intangible assets generally consist of exclusive brand licenses and trademarks. We do not carry any goodwill. We evaluated which of our intangible assets were considered to have indefinite lives and determined that the Elizabeth Arden trademarks, acquired on January 23, 2001, have indefinite useful lives. Thus, we ceased amortizing these trademarks on February 1, 2002. In accordance with SFAS No. 142, we completed our transitional impairment testing of this asset. That effort and assessments of this asset with the assistance of a third party valuation firm indicated that no impairment adjustment was required upon adoption of this pronouncement. On a pro forma basis, if SFAS No. 142 had been adopted for fiscal year 2002, net loss attributable to common shareholders would have been $5.2 million lower. See Note 3 to the Notes to Consolidated Financial Statements.

Effective February 1, 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), which addresses the accounting and reporting for the impairment and disposal of long-lived assets. The adoption of SFAS No. 144 did not have an impact on our financial statements.

In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which requires certain guarantees to be recorded at fair value rather than the current practice of recording a liability only when a loss is probable and reasonably estimable and also requires a guarantor to make new guaranty disclosures, even when the likelihood of making any payments under the guarantee is remote. The accounting requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. We do not expect the adoption of the accounting requirements for FIN No. 45 to have a material impact on our financial statements. We adopted the disclosure requirements of FIN No. 45.

Recently Issued Accounting Pronouncements

In August 2001, the FASB issued Financial Accounting Statement No. 143 (SFAS No. 143), “Accounting for Asset Retirement Obligations,” which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 was effective for us on February 1, 2003. The adoption of SFAS No. 143 did not have a material effect on our financial statements.

In June 2002, the FASB issued Financial Accounting Statement No. 146 (SFAS No. 146), “Accounting for Costs Associated with Exit or Disposal Activities.” The objectives of SFAS No. 146 are to address financial accounting and reporting for costs associated with exit or disposal activities, and it nullifies EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS No. 146 and EITF No. 94-3 relates to SFAS No. 146 requirements that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS No. 146 will be effective for us for exit or disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued Financial Accounting Statement No. 148 (SFAS No. 148), “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123.” This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair market value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As of July 26, 2003, we have elected not to make a change to the fair market value of accounting for stock-based compensation. However, we did adopt the disclosure provisions of SFAS No. 148. We will continue to account for employee stock options under the intrinsic value method pursuant to APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations, under which no compensation cost was required to be recognized by us for the periods presented.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity in its statement of financial position. It requires that an issuer classify a financial instrument that is within its scope as a liability, because the financial instrument embodies an obligation of the issuer. SFAS 150 will be effective in the third quarter of our current fiscal year. This standard is not expected to materially impact our consolidated financial statements.

BUSINESS

General

We are a global prestige fragrance and beauty products company with an extensive portfolio of prestige fragrance, skin care and cosmetics brands. We market over 80 owned or licensed prestige fragrance brands, including Elizabeth Arden’s Red Door, 5th Avenue, Elizabeth Arden green tea and ardenbeauty; Elizabeth Taylor’s White Diamonds, Passion and Forever Elizabeth;White Shoulders; Halston and Unbound; Geoffrey Beene’s Grey Flannel; PS Fine Cologne for Men; Design; and Wings. Our skin care brands include Ceramides, Eight Hour Cream and First Defense, and our cosmetics products include Elizabeth Arden brand lipstick, foundation and other color cosmetics products. In addition to our owned or licensed fragrance brands, we distribute more than 150 additional prestige fragrance brands. We believe we are a leader in the prestige fragrance and cosmetics industry due to the global recognition and strength of our brand names, as well as our strong market shares with key retailers. In fiscal 2003, we generated net sales of $752.0 million compared to $668.1 million in fiscal 2002. For the first six months of fiscal 2004, we generated net sales of $279.2 million, as compared to $267.5 million in the comparable period of fiscal 2003.

We sell our prestige fragrances and beauty products in more than 50,000 separate retail locations in the United States and abroad, including:

•	department stores such as Dillard’s, The May Company, Federated Department Stores, JCPenney, Belk and Nordstrom;

•	mass retailers such as Wal-Mart, Target, Sears, Kohl’s, Walgreens and CVS; and

•	international retailers such as Boots, Debenhams, Marionnaud and Sephora.

In the United States, we sell our skin care and cosmetics products primarily in department stores and our fragrances in department stores and mass retailers. Outside the United States, we sell Elizabeth Arden fragrances, skin care and cosmetics products in approximately 90 countries through perfumeries, boutiques, department stores and travel retail outlets such as duty free shops and airport boutiques.

We have established ourselves as a source of over 230 fragrance brands through brand ownership, brand licensing and distribution arrangements. We distinguish ourselves from our competitors by offering our customers a leading selection of prestige fragrances coupled with valuable marketing and merchandising services. We believe these services significantly enhance our customers’ sell-through of our products. Specifically, we tailor the marketing, promotion, price points, size and packaging of our prestige fragrances to allow us to sell the same brand in department stores as well as mass retailers while maintaining its prestige image. We also provide many of our mass retailers in the United States additional valuable services, including category and inventory management and fulfillment services that our competitors do not typically offer. We believe that our breadth of products and level of services have enabled us to gain a leading share of the growing prestige fragrance category at mass retailers and to become an important and valued supplier for our customers. For example, we have been named by JCPenney as “Supplier of the Year” for five consecutive years and were awarded the “Supplier Award of Excellence” by Wal-Mart for the fourth quarter of calendar year 2002 in the cosmetic, fragrance, skincare and bath and body category.

Competitive Strengths

Strong Portfolio of Leading Brands.    We have a strong portfolio of more than 80 owned or licensed brands. We believe that our brands have a prestige image, reputation for quality and loyal customer following that create meaningful brand equity and therefore have significant growth potential. Our flagship Elizabeth Arden brand was introduced in 1914, and, along with the Red Door symbol, is well recognized around the world and is among the leading brands of prestige beauty products. In addition, the House of Taylor franchise enjoys tremendous brand loyalty. Our Elizabeth Taylor White Diamonds brand has ranked among the leading women’s fragrances in the United States for the last 10 years. We believe there are significant opportunities to capitalize on the strength of our brands, including through product innovation and additional advertising support.

Unique Multi-Channel Distribution.    We believe we are the only company with significant direct distribution of prestige fragrances in both the U.S. department store and mass retail channels, as well as internationally. Our distribution model uniquely positions us to capitalize on the strong and growing demand from mass retailers for prestige beauty brands. Through innovative and tailored marketing and packaging, we are able to provide prestige brands to these retailers while maintaining their prestige image. Multi-channel distribution also allows us to introduce and build new brands at department stores and then selectively expand distribution through mass retailers, thereby maximizing the longevity and profitability of our brand portfolio. We believe our significant market share of the prestige fragrance category with mass retailers makes us an attractive partner to manufacturers of prestige brands who desire to expand the distribution of their products.

Prestige Fragrance Category Leader for Key Retailers.    We provide our mass retail customers with innovative marketing, fulfillment, distribution and category management services to complement our leading portfolio of prestige brands. We not only actively manage the prestige fragrance category for many of our mass retail customers, but believe we are the primary innovator in the category and have developed numerous, successful merchandising programs. We believe the quality and level of our services, including gift set manufacturing, clam shell packaging, logistical fulfillment and vendor managed inventory have also differentiated us from our competitors. As category manager for several national retailers, we work closely with our customers to determine optimal product mix and stocking levels, recommend specific SKUs, manage shelf layout of product and analyze point-of-sale data. We believe these valuable services enhance our ability to grow the prestige fragrance category with our mass retail customers and attract new relationships for the distribution of additional prestige fragrances.

Successful Cost Reduction Initiatives.    Since closing the acquisition of the Elizabeth Arden business in January 2001, we have rationalized the cost structure of the combined company. We have successfully combined our systems, processes and personnel, as well as completed the integration of our information technology platform. Additionally, in fiscal 2003, we repositioned our U.S. department store business, including exiting unprofitable retail doors, consolidated our distribution operations into two facilities from three, relocated from a Unilever-owned distribution facility to a third-party provider in France and migrated our fragrance filling operation from Puerto Rico to the United States. We have also transitioned our information technology services provided by Unilever to in-house or to more cost effective third-party providers (other than e-mail services). We believe there are additional opportunities to continue to rationalize our business and realize further cost savings.

Experienced and Entrepreneurial Management Team with Significant Equity Ownership.    We have been built by a combination of an entrepreneurial management team that has been with our company since its inception in 1992 and a management team with significant experience managing the Elizabeth Arden business under Unilever’s ownership. This has created both an experienced and entrepreneurial-based organization. We have also recruited personnel from other companies with various disciplines, including brand development, marketing, tax and accounting which has enabled us to build a strong organization and a platform for future growth. Our directors and executive officers collectively beneficially own approximately 25% of our outstanding shares.

Growth Strategy

Enhance Brand Performance.    We believe significant opportunities exist to increase the sales and profitability of our brands by investing in our core brand franchises, including the highly recognized Elizabeth Arden and Elizabeth Taylor brand names. In fiscal 2003, we launched the “Open for Beauty” brand image campaign for Elizabeth Arden, featuring our global spokesperson, Catherine Zeta-Jones, and our classic red door symbol. We believe this campaign has reinforced the Elizabeth Arden brand heritage and contemporized the Elizabeth Arden brand globally. To capitalize on our brand recognition, we have increased our advertising and utilized our spokesperson to promote our core product lines, such as the Elizabeth Arden Red Door, Elizabeth Arden green tea and ardenbeauty fragrances, as well as our skin care and color lines. We also successfully introduced two new Elizabeth Taylor fragrances, Forever Elizabeth and Gardenia, to capitalize on the strength of the Elizabeth Taylor brand name. During the current fiscal year, we are launching a new Elizabeth Arden fragrance, Red Door Revealed, and have recently launched several new skin care and color products, such as Ceramides Plump Perfect and Color Intrigue, a line of lipstick.

Grow the Prestige Fragrance Category with Our Retail Partners.    We believe we have a leading market share of the prestige fragrance category with the fastest growing retailers in the U.S. We intend to increase the sales volume of our products and strengthen our relationships with our retail customers by continuing to develop innovative programs to help our customers maximize sales of our products. For example, in 2001, we introduced our innovative “open sell” packaging system to certain of our U.S. and Canadian mass retail partners. We designed this system to allow retailers to display fragrances on open counters and shelves rather than in locked cases, thereby giving consumers easier access to our products which has significantly increased sales of our products at these retailers. We believe that the “open sell” program and other merchandising innovations, such as our designer collectibles program, in which we sell small and travel sizes of prestige fragrances to certain U.S. mass retail accounts, will continue to drive sales growth for our retail customers. Additionally, we expect to capitalize on the growth of our largest mass retail customers both in the U.S., and over time, internationally.

Improve Profitability and Working Capital Efficiencies.    We continue to pursue additional business efficiencies throughout the company, particularly in the logistics, supply chain and information technology areas. In addition, the acquisition of the Elizabeth Arden business significantly increased the scale of our international operations and continues to provide opportunities to improve operating efficiency by leveraging a larger sales and distribution platform. As we acquire additional prestige brands to sell in our international markets, we expect to further leverage that infrastructure and increase our profitability. Cash flow from operations should increase as we improve our business and working capital efficiencies, allowing us to reinvest those savings to support our brands through product innovation and increased advertising to stimulate growth and repay debt.

Expand Selection of Distributed Fragrance Brands.    We intend to continue to develop our distribution business by increasing the number of prestige fragrance brands that we distribute. Our extensive distribution platform, our strong reputation with our retail customers and our relationships with leading fragrance houses provide us with opportunities to expand our line of distributed brands. We believe that increasing our line of distributed brands also further leverages our existing infrastructure and makes us a more attractive source of supply for our customers.

Acquire Control of Additional Prestige Fragrance Brands.    We intend to continue to opportunistically acquire control of additional prestige brands that enjoy established consumer loyalty and will complement our brand portfolio. We previously served as a distributor for several of the brands that we have acquired, including the brands acquired with the Elizabeth Arden business. We believe that our familiarity with our many distributed brands, along with our strong market presence, positions us to acquire and/or license these brands and integrate them seamlessly into our operations. The acquisition of brands enables us to leverage our logistics and sales infrastructure globally, generate higher gross margins and increase overall profitability. In January 2003, we acquired the trademarks for the Wings prestige brand from The Procter & Gamble Company, which we were previously marketing in the United States under a license from Giorgio Beverly Hills, Inc., a subsidiary of Procter & Gamble. This acquisition allows us to sell this brand internationally. While we continuously review acquisition opportunities for prestige fragrance brands, we have no commitments or agreements for any acquisitions at this time.

Products

Fragrance.    We offer a wide variety of fragrance products for both men and women, including perfume, cologne, eau de toilette, body spray and gift sets. Each fragrance is sold in a variety of sizes and packaging arrangements. In addition, each fragrance line may be complemented by bath and body products, such as soaps, deodorants, body lotions, gels, creams and dusting powder that are based on the particular fragrance. We tailor the size and packaging of the fragrance to suit the particular target customer. Our fragrance products generally retail at prices ranging from $12 to $100, depending on the size and type of the product.

Our owned and licensed fragrance brands include the Elizabeth Arden brands, such as Elizabeth Arden’s Red Door, 5th Avenue, Sunflowers, Elizabeth Arden green tea and ardenbeauty; the Elizabeth Taylor brands, such as White Diamonds, Passion, Forever Elizabeth and Gardenia; White Shoulders; the Halston brands such as Halston, Halston Z-14 and Unbound; Geoffrey Beene’s Grey Flannel; and other brands including PS Fine Cologne for Men, Design and Wings. In addition to the over 80 brands we own and license, we also distribute more than 150 fragrances under brands manufactured by others, principally to mass retailers. For the year ended January 31, 2003, net sales of fragrance and ancillary products amounted to $579.0 million, or approximately 77%, of our net sales. For the year ended January 31, 2002, net sales of fragrance and ancillary products amounted to $505.3 million, or approximately 76%, of our net sales. Net sales of fragrance and ancillary products accounted for substantially all of our net sales during prior fiscal year periods.

Skin care.    Our skin care lines include a broad range of products for both men and women, such as moisturizers, creams, lotions, cleansers and sunscreens. We market our skin care products under the Elizabeth Arden brand name, including products such as Ceramides, Eight Hour Cream and First Defense. We sell skin care products internationally and in the United States primarily in prestige department stores and, to a lesser extent, through independently owned and operated Elizabeth Arden Red Door salons and stores. Our skin care products generally retail at prices ranging from $15 to $60. We frequently market skin care products with samples or gifts. Skin care products accounted for $110.8 million, or approximately 15%, of our net sales for the fiscal year ended January 31, 2003. Skin care products accounted for $104.3 million, or approximately 16%, of our net sales for the fiscal year ended January 31, 2002.

Cosmetics.    Under the Elizabeth Arden name, we offer a variety of cosmetics, including foundations, lipsticks, mascaras, eye shadows and powders. We offer these products in a wide array of shades and colors. We sell our cosmetics internationally and in the United States primarily in department stores and, to a lesser extent, through independently owned and operated Elizabeth Arden salons and stores. Our cosmetics products generally retail at prices ranging from $10 to $30. Cosmetics accounted for $62.2 million, or approximately 8%, of our net sales for the year ended January 31, 2003. Cosmetics accounted for $58.5 million, or approximately 8%, of our net sales for the year ended January 31, 2002.

Manufacturing and Supply

We use third-party contract manufacturers in the United States and Europe to obtain substantially all raw materials, components and packaging products and to manufacture finished products relating to our owned and licensed brands. The Elizabeth Arden and Elizabeth Taylor fragrance products are manufactured in the United States primarily by Cosmetic Essence, Inc., an unrelated third party, under a manufacturing agreement that expires on January 31, 2007. Pricing is based on a unit price. Our Elizabeth Arden skin care and cosmetic products are manufactured largely out of a manufacturing plant in Roanoke, Virginia, which until July 2001 was owned by Unilever. In July 2001, Cosmetic Essence, Inc. acquired this plant, and we entered into a contract expiring on January 31, 2007 to continue this manufacturing. Pricing is based on fixed and variable costs to be established annually. We also have a small manufacturing facility in South Africa primarily to manufacture local requirements of our products.

Except for the Cosmetic Essence, Inc. manufacturing agreement, as is customary in our industry, we generally do not have long-term or exclusive agreements with contract manufacturers of our owned and licensed brands or with fragrance manufacturers or suppliers of our distributed brands. We generally make purchases through purchase orders. We believe that we have good relationships with manufacturers of our owned and licensed brands and that there are alternative sources should one or more of these manufacturers become unavailable. We receive our distributed brands in finished goods form directly from fragrance manufacturers, as well as from other sources. Our ten largest fragrance manufacturers or suppliers of brands that are distributed by us on a non-exclusive basis accounted for approximately 27% of our cost of sales for fiscal 2003. The loss of, or a significant adverse change in our relationship with any of our key fragrance manufacturers or suppliers of distributed fragrance brands could have a material adverse effect on our business, prospects, results of operations or financial condition.

Sales and Distribution

We sell our prestige beauty products to more than 50,000 separate retail locations, including department stores such as Dillard’s, The May Company, Federated Department Stores, JCPenney, Belk and Nordstrom; mass retailers such as Wal-Mart, Target, Sears, Kohl’s, Walgreens and CVS; and international retailers such as Boots, Debenhams, Marionnaud and Sephora. We also sell products to independent fragrance, cosmetic, gift and other stores. We currently sell our skin care and cosmetics products in the United States primarily in department stores. We also sell our Elizabeth Arden fragrances, skin care and cosmetic products in approximately 90 other countries worldwide through perfumeries, pharmacies, department stores, specialty retailers, “duty free” shops and other retail shops and travel retail locations. In certain countries, we maintain a dedicated sales force that solicits orders and provides customer service. In other countries and jurisdictions, we sell our products through selected local distributors under contractual arrangements. We manage our international operations from offices in Geneva, Switzerland.

We also sell our Elizabeth Arden products in the Elizabeth Arden and Red Door beauty salons, which are owned and operated by an unrelated third party. In addition to the sales price of the products sold to the operator of these salons, we receive a licensing fee based on the net sales from each of the salons for the use of the “Elizabeth Arden” or “Red Door” name.

Our sales staff and marketing support personnel are organized by customer account based upon type and location of the customers. Our sales force routinely visits retailers to assist in the merchandising, layout and stocking of selling areas. For many of our mass retailers in the United States and Canada, we sell basic products in hard plastic clam packs that deter theft and permit the products to be sold in open displays. This “open sell” program has been rolled out to more than 4,500 retail doors. In addition, our fulfillment capabilities enable us to reliably process, assemble and ship small orders on a timely basis. We use this ability to assist our customers in their retail distribution through “drop shipping” directly to their stores and by fulfilling their sales of beauty products over the Internet. We maintain sufficient quantities of inventory of our owned, licensed and distributed brands to meet customers’ rapid delivery requirements. We also ship our products directly to consumers for several of our customers’ web-based operations, including Walmart.com and JCPenney.com. Sales over the Internet are not material to our results of operations.

As is customary in the beauty industry, we do not generally have long-term or exclusive contracts with any of our retail customers. Sales to customers are generally made pursuant to purchase orders. We believe that our continuing relationships with our customers are based upon our ability to provide a wide selection and reliable source of prestige beauty products, our expertise in marketing and new product introduction, and our ability to provide value-added services, including our category management services, to U.S. mass retailers.

Our ten largest customers accounted for approximately 41% of net sales for the year ended January 31, 2003. The only customer who accounted for more than 10% of our net sales during that period was Wal-Mart, which, on a global basis, accounted for approximately 13% of our net sales. The loss of, or a significant adverse change in, our relationship with any of our largest customers could have a material adverse effect on our business, prospects, result of operations or financial condition.

The industry practice for businesses that market beauty products has been to grant certain department stores, subject to the seller’s authorization and approval, the right to either return merchandise or to receive a markdown allowance for certain promotional product. We establish estimated return reserves and markdown allowances at the time of sale based upon historical and projected experience, economic trends and changes in customer demand. Our reserves and allowances are reviewed and updated as needed during the year, and additions to these reserves and allowances may be required. Additions to our reserves and allowances may have a negative impact on our financial results. We have a dedicated sales organization to sell returned products.

Marketing

Our marketing approach emphasizes a consistent global image for our brands, and each of our fragrance, skin care and cosmetics products is distinctively positioned and is marketed with consistent logos and packaging. We use print, television and radio advertising, as well as point-of-sale merchandising, including displays and sampling.

In fiscal 2003, we launched a brand image campaign for Elizabeth Arden, “Open for Beauty,” featuring our new global spokesperson, Catherine Zeta-Jones, and our classic Red Door symbol. This campaign is intended to reinforce the Elizabeth Arden brand heritage and contemporize the Elizabeth Arden brand globally. To capitalize on this brand repositioning, we are utilizing our spokesperson to promote our core product franchises, such as our Elizabeth Arden skin care line, color cosmetics as well as fragrances. In fiscal 2004, we have launched several new skin care products, including Ceramides Plump Perfect and First Defense, a new line of lipstick, Color Intrigue, a new Elizabeth Taylor fragrance, Gardenia, and plan on several additional launches in fiscal 2004. In fiscal 2003, we also introduced a new Elizabeth Taylor fragrance, Forever Elizabeth, to capitalize on the strength of the Elizabeth Taylor brand name. In addition, we introduced several new skin care and color items, including two new Ceramides products, Peel and Reveal Revitalization Treatment and Eight Hour Cream Lip Tints, and updated our cosmetics line internationally during fiscal 2003. During fiscal 2002, we introduced a number of brand extensions such as Brilliant White Diamonds and Iced Green Tea, as well as launching Unbound for Women, a new Halston fragrance, in select department stores. New product introduction is an important element in attracting consumers to our brands and in creating brand excitement with our retail customers. Our marketing personnel work closely with customers to develop new products and extensions of our well-established brands. Product development costs have not been material during the last three fiscal years.

Our marketing efforts also benefit from cooperative advertising programs with our retailers, often linked with particular promotions. In our department store accounts, we periodically promote our brands with “gift with purchase” and “purchase with purchase” programs. At in-store counters, sales representatives offer personal demonstrations to market individual products. We also engage in extensive sampling programs.

With many of our retail customers, we also provide very extensive marketing services. Our marketing personnel often design model schematic planograms for the customer’s fragrance department, identify trends in consumer preferences and adapt the product assortment to these trends, conduct training programs for the customer’s sales personnel and manage in-store “special events.” Our marketing personnel also work to design gift sets tailored to the customer’s needs. For certain customers, we provide comprehensive sales analysis and active management of the prestige fragrance category. We believe these services distinguish us from our competitors and contribute to customer loyalty.

Seasonality

Our operations have historically been seasonal, with higher sales occurring in the second half of the fiscal year as a result of increased demand by retailers in anticipation of and during the holiday season. In fiscal 2003, approximately 64% of our net sales were made during the second half of the fiscal year. Due to the size and timing of certain orders from our customers, sales, results of operations, working capital requirements and cash flows can vary significantly between quarters of the same and different years. As a result, we expect to experience variability in net sales, net income, working capital requirements and cash flows on a quarterly basis.

Management Information Systems

Our key management information systems consist of:

•	accounting, forecasting, purchasing and order-entry software systems;

•	electronic data interchange systems, which allow our customers to order products electronically from us and to be invoiced electronically for those orders; and

•	warehouse management systems, which assist us in facilitating and managing the receipt and shipment of products.

As a whole, these management information systems provide on-line, real-time, fully integrated information for our sales, purchasing, warehouse and financial departments. Our information systems form the basis of a number of the value-added services that we provide to our customers, including vendor managed inventory, inventory replenishment, customer billing, sales analysis, product availability and pricing information, and expedited order processing. Our information systems also support our customers’ retail sales over the Internet. We manage our information technology infrastructure under various outsourcing agreements with unrelated third-party providers and an e-mail services arrangement with Unilever.

We have back-up facilities to enhance the reliability of our management information systems. These facilities will allow us to continue to operate if our main facilities should fail. We also have a data recovery plan, which has been successfully tested, to protect our operations and customer information. We also have business interruption insurance to cover a portion of any disruption in or destruction of our management information systems.

Competition

The beauty industry is highly competitive and, at times, subject to rapidly changing consumer preferences and industry trends. Competition is generally a function of brand strength, assortment and continuity of merchandise selection, reliable order fulfillment and delivery, and level of in-store customer support. We compete with a number of manufacturers and marketers of beauty products, some of which have substantially more resources than we do.

We believe that we compete primarily on the basis of product recognition, quality, performance, price and our emphasis on providing value-added customer services, including category management services, to our mass-market retailers. There are products which are better-known and more popular than the products manufactured or supplied by us. Many of our competitors are substantially larger and more diversified and have substantially greater financial and marketing resources than we do, as well as have greater name recognition and the ability to develop and market products similar to and competitive with those manufactured by us. See “Risk Factors—The beauty industry is highly competitive, and if we are unable to compete effectively it could have a material adverse effect on our business, prospects, results of operations and financial condition” in the accompanying prospectus.

Trademarks, Licenses and Patents

We own or have rights to use the trademarks necessary for the manufacturing, marketing, distribution and sale of numerous fragrance and skin care brands, including Elizabeth Arden’s Red Door, 5th Avenue, Sunflowers, ardenbeauty, Visible Difference and Millennium, Halston Z-14, PS Fine Cologne for Men, Design and Wings. We have registered these trademarks, or have applications pending, in the United States and in certain of the countries in which we sell these product lines. We consider the protection of our trademarks to be important to our business. A portion of the Elizabeth Arden trademarks is pledged as collateral to secure the 2011 Notes.

We also are the exclusive worldwide trademark licensee for both the Elizabeth Taylor fragrance brands (including White Diamonds, Forever Elizabeth and Elizabeth Taylor Passion) and the Geoffrey Beene fragrance brands (including Grey Flannel). The Taylor license agreement terminates on October 1, 2022 and is renewable by us, at our sole option, for unlimited 20-year periods. The Beene license terminates in March 2025 and is automatically renewable for additional 10-year terms.

We also have the right, under various exclusive distributor and license agreements, to distribute other fragrances in various territories and to use the registered trademarks of third parties in connection with the sale of these products.

A number of our skin care and cosmetic products incorporate patented or patent-pending formulations. In addition, several of our packaging methods, components and products are covered by design patents, patent applications and copyrights. As part of the acquisition of the Elizabeth Arden business, we entered into non-exclusive cross-license agreements regarding certain of these patents with Unilever. Substantially all of our trademarks and all of our patents are held by us or by two of our United States subsidiaries.

Employees

As of September 15, 2003, we had approximately 1,800 full and 425 part-time employees in the United States and 17 foreign countries. None of our employees are covered by a collective bargaining agreement. We believe that our relationship with our employees is satisfactory.

Properties

United States.    Our corporate headquarters, which also serves as one of our principal distribution facilities in the United States, is located in Miami Lakes, Florida, in a building we own on a tract of land comprising approximately 13 acres. The Miami Lakes facility contains approximately 200,000 square feet of distribution and warehouse space and approximately 30,000 square feet of office space. In 1996, we issued a mortgage on the Miami Lakes facility in the amount of $6 million, which matures in July 2004.

In connection with the acquisition of the Elizabeth Arden business, we assumed a lease for a 265,000 square foot distribution facility located in Roanoke, Virginia and a lease for 62,000 square feet of general office space in Stamford, Connecticut. In May 2001, we extended the lease on the Stamford offices through October 2011. In January 2003, the landlord of the Roanoke distribution facility commenced construction of a 134,000 square foot addition to the facility, which is expected to be completed in October 2003, and we extended the lease for the entire 399,000 square foot building through September 2013.

In March 2001, we entered into a lease for general offices for our Elizabeth Arden marketing operations in New York City whose term expires in April 2016. We also entered into a lease for an auxiliary 76,000 square foot warehouse in Miami whose term expires in July 2004. In addition, in 2002, we entered into a lease for a 76,000 square foot warehouse in Roanoke to coordinate returns processing whose term expires in February 2004.

International.    Our international operations are headquartered in a leased building in Geneva, Switzerland whose term expires in December 2007. We also lease sales offices in Australia, Austria, Canada, Denmark, Italy, Korea, New Zealand, Puerto Rico, Singapore, South Africa, Spain and the United Kingdom and a small distribution facility in Puerto Rico. We also have a small manufacturing facility in South Africa primarily to manufacture local requirements of our products. In June 2002, we transferred our European fulfillment operations from a Unilever operated facility to a facility of an unrelated third party under a logistic services agreement that runs through May 2005, but is automatically renewable for an additional one-year period unless either party gives nine months notice of termination prior to the end of the initial term. In February 2003, we entered into a logistic services agreement with an unrelated third party for fulfillment operations for our Canadian customers. The Canadian logistic services agreement runs through May 2006, but may be terminated by either party upon nine months notice.

Legal Proceedings

In December 2000, we were named in a breach of contract action filed in the Ontario, Canada Superior Court of Justice by Adenat, Inc., a Canadian customer of Unilever. The action was filed against a number of Unilever affiliates, our company and several individuals, including officers of Unilever and our company. In August 2001, the plaintiff filed an amended complaint, which removed the individual defendants. The plaintiff claims that Unilever breached contractual obligations owed to the plaintiff and further alleges that we interfered in that relationship. The plaintiff seeks to enjoin the termination of the alleged distribution agreement by Unilever and seeks compensatory damages of Canadian $55 million (approximately US $39.0 million at July 26, 2003) against each of Unilever and us, plus punitive damages of Canadian $25.4 million (approximately US $23.0 million at July 26, 2003). We believe we would be entitled to indemnification from Unilever under our agreement to acquire the Elizabeth Arden business to the extent we incur losses or expenses as a result of actions taken by Unilever or its affiliates. We believe the claims lack merit as to our company, and we are vigorously contesting the matter.

We are also a party to a number of other legal actions, proceedings or claims. While any action, proceeding or claim contains an element of uncertainty, management believes that the outcome of such actions, proceedings or claims will not have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Our Directors and Executive Officers

The following sets forth the names and ages of each of our directors and executive officers as of July 26, 2003 and the positions they hold:

Name	Age	Position
E. Scott Beattie	44	Chairman and Chief Executive Officer
Paul F. West	54	President and Chief Operating Officer
Stephen J. Smith	43	Executive Vice President and Chief Financial Officer
Ronald L. Rolleston	48	Executive Vice President, Global Marketing
Joel B. Ronkin	35	Senior Vice President and Chief Administrative Officer
J.W. Nevil Thomas	65	Director
Fred Berens	60	Director
Richard C.W. Mauran	69	Director
George Dooley	71	Director
William M. Tatham	44	Director

Each of our directors and executive officers holds office for such terms as may be determined by our board of directors.

Set forth below is a brief description of the business experience of each of our directors and executive officers.

E. Scott Beattie has served as our Chairman of the Board of Directors since April 2000, as our Chief Executive Officer since March 1998 and as one of our directors (including the predecessor fragrance company) since January 1995. Mr. Beattie served as our President from April 1997 to March 2003, as our Chief Operating Officer from April 1997 to March 1998, and as our Vice Chairman of the Board of Directors and Assistant Secretary from November 1995 to April 1997. Mr. Beattie served as Executive Vice President of Bedford Capital Corporation, a Toronto, Canada-based merchant banking firm, from March 1995 to March 1998. Prior to co-founding Bedford Capital Corporation, Mr. Beattie served as vice president and director of mergers & acquisitions of Merrill Lynch, Inc., where he specialized in management buyouts and divestitures. Mr. Beattie was also a manager of Andersen Consulting, specializing in the design and implementation of enterprise resource planning systems. Mr. Beattie is a director of Bedford Capital Corporation. Mr. Beattie is also a director of the Cosmetic, Toiletry & Fragrance Association and a member of the advisory board of the Ivey Business School.

Paul F. West has served as our President and Chief Operating Officer since March 2003, and as our Executive Vice President and Chief Operating Officer from November 2000 until March 2003, as our Executive Vice President, Sales Management and Planning from March 2000 through November 2000, and as our Senior Vice President, Sales Management and Planning from April 1998 through March 2000. Prior to joining the company, Mr. West worked in various management capacities for divisions of Unilever N.V., including Chesebrough Ponds, Inc. and the Elizabeth Arden Company, where he served as Chief Financial Officer from September 1989 to May 1996.

Stephen J. Smith has served as our Executive Vice President and Chief Financial Officer since May 2001. Previously, Mr. Smith was with PricewaterhouseCoopers LLP, an international professional services firm, as partner from October 1993 until May 2001, and as manager from July 1987 until October 1993.

Ronald L. Rolleston has served as our Executive Vice President, Global Marketing since April 2003, as our Executive Vice President, Global Marketing and Prestige Sales since February 2002, as our Senior Vice President, Global Marketing from February 2001 through January 2002, and as our Senior Vice President,

Prestige Sales from the time he joined us in March 1999 through January 2001. Mr. Rolleston served as President of Paul Sebastian, Inc., a fragrance manufacturer, from September 1997 until January 1999. Mr. Rolleston served as the General Manager of Europe for the Calvin Klein Cosmetics Company from May 1990 to September 1994, and as Executive Vice President of Global Marketing of the Elizabeth Arden Company from January 1995 to March 1997.

Joel B. Ronkin has served as our Senior Vice President and Chief Administrative Officer since February 2001 and as our Vice President, Associate General Counsel and Assistant Secretary from the time he joined us in March 1999 through January 2001. From June 1997 through March 1999, Mr. Ronkin served as the Vice President, Secretary and General Counsel of National Auto Finance Company, Inc., an automobile finance company. From May 1992 until June 1997, Mr. Ronkin was an attorney with the law firm of Steel Hector & Davis L.L.P. in Miami, Florida.

J.W. Nevil Thomas has served as our Vice Chairman of the Board of Directors since April 1997 and previously served as Chairman of the Board of Directors (including the predecessor fragrance company) from July 1992 to April 1997. Since 1970, Mr. Thomas has served as president of Nevcorp, a financial and management consulting firm that is controlled by Mr. Thomas. Mr. Thomas is chairman of the board of Bedford Capital Corporation and a director of Pet Valu, Inc., a pet food retailer.

Fred Berens has served as one of our directors (including the predecessor fragrance company) since July 1992. Mr. Berens has served as senior vice president—investments of Prudential Securities, Inc., an investment banking firm, since March 1965. Mr. Berens served as one of our directors, when we were known as Suave Shoe Corporation, until December 1994.

Richard C.W. Mauran has served as one of our directors (including the predecessor fragrance company) since July 1992. Mr. Mauran is a private investor and serves as a director of Bedford Capital Corporation.

George Dooley has served as one of our directors since March 1996. Mr. Dooley has served as president and chief executive officer of (i) Community Television Foundation of South Florida, Inc., a not-for-profit corporation supporting, and a licensee of, public television station WPBT Channel 2, since 1955, (ii) WPBT Communications Foundation, Inc., a not-for-profit corporation supporting public television station WPBT Channel 2, since 1981, and (iii) Comtel, Inc., a company providing television facilities to television producers, since 1981.

William M. Tatham has served as one of our directors since July 2001. Mr. Tatham has served as chief executive officer of XJ Partners, Inc., a Canada-based strategy consulting company, since September 2001. From November 2000 to June 2001, Mr. Tatham served as vice president and general manager of Siebel Systems, Inc., an eBusiness applications software company. From 1990 until its acquisition by Siebel Systems in November 2000, Mr. Tatham served as the president and chief executive officer of Janna Systems, Inc., a Canada-based software development company that Mr. Tatham founded. Mr. Tatham serves as a director of Triple G Systems Group, Inc., a Canada-based developer of laboratory information systems.

PRINCIPAL AND SELLING SHAREHOLDERS

Except where indicated, the following table sets forth, as of September 15, 2003, (i) the ownership of common stock by all persons known by us to own beneficially more than 5% of the outstanding shares of our common stock and (ii) the beneficial ownership of common stock by (a) our directors, (b) the chief executive officer and the four other most highly compensated executive officers for fiscal 2003 and (c) all of our directors and executive officers as a group, without naming them:

	Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Number(2)	Percent Before Offering	Percent After Offering
Directors and Executive Officers
E. Scott Beattie(3)	1,410,770	7.1%	5.7%
Paul F. West(4)	259,295	1.4	1.1
Stephen J. Smith(5)	48,108	*	*
Ronald L. Rolleston(6)	104,836	*	*
Joel B. Ronkin(7)	65,870	*	*
Gretchen Goslin(8)	116,176	*	*
Richard C.W. Mauran(9)	1,819,698	9.5	7.6
Fred Berens(10)	869,353	4.6	3.6
J.W. Nevil Thomas(11)	251,062	1.3	1.0
George Dooley(12)	83,500	*	*
William M. Tatham(13)	38,980	*	*
All directors and executive officers as a group (10 persons)(14)	4,951,472	24.1	19.4

Selling Shareholder
Conopco, Inc.(15)	2,883,250	13.2	6.1

Other 5% Shareholders
Dynamic Mutual Funds Ltd.(16)	2,255,190	11.9	9.4
William Blair & Company, L.L.C.(17)	1,997,800	10.5	8.3

*	Less than one percent of the class.
(1)	The address of each of the persons shown in the above table other than Messrs. Mauran, Thomas and Tatham, Conopco, Inc., Dynamic Mutual Funds Ltd. and William Blair & Company, L.L.C., is c/o Elizabeth Arden, Inc., 14100 N.W. 60th Avenue, Miami Lakes, Florida 33014. The address of Mr. Mauran is 31 Burton Court, Franklins Row, London SW3, England. The address of Mr. Thomas is Scotia Plaza, 40 King Street W., Suite 3507, Toronto, Ontario M5H 3Y2 Canada. The address of Mr. Tatham is 4100 Young Street, Suite 612, Toronto, Ontario M2P 2B5 Canada. The address of Conopco, Inc. is 390 Park Avenue, New York, New York 10022. The address of Dynamic Mutual Funds Ltd. is 55th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 4A9 Canada. The address of William Blair & Company, L.L.C. is 222 W. Adams, Chicago, Illinois 60606.
(2)	Includes, where applicable, shares of common stock issuable upon the exercise of options to acquire common stock held by such person that may be exercised within 60 days after September 15, 2003. Also includes shares of restricted common stock and performance accelerated restricted common stock as to which such person has voting power but no dispositive power. Unless otherwise indicated, we believe that all persons named in the table above have sole voting power and/or investment power with respect to all shares of common stock beneficially owned by them.
(3)	Includes (i) 289,692 shares of common stock, (ii) 38,411 shares of restricted common stock, (iii) 81,000 shares of performance accelerated restricted common stock, (iv) 876,667 shares of common stock issuable upon the exercise of stock options and (v) 125,000 shares of common stock for which Mr. Beattie has an option to purchase from an unaffiliated third party.
(4)	Includes (i) 8,133 shares of common stock, (ii) 18,995 shares of restricted common stock, (iii) 39,000 shares of performance accelerated restricted common stock and (iv) 193,167 shares of common stock issuable upon the exercise of stock options.

(5)	Includes (i) 1,177 shares of common stock, (ii) 9,597 shares of restricted common stock, (iii) 24,000 of shares of performance accelerated restricted common stock and (iv) 13,334 shares of common stock issuable upon the exercise of stock options.
(6)	Includes (i) 1,481 shares of common stock, (ii) 5,521 shares of restricted common stock, (iii) 24,000 shares of performance accelerated restricted common stock and (iv) 73,834 shares of common stock issuable upon the exercise of stock options.
(7)	Includes (i) 1,149 shares of common stock, (ii) an additional 1,000 shares of common stock owned by Mr. Ronkin together with his spouse as joint tenants with right of survivorship, (iii) 5,387 shares of restricted common stock, (iv) 15,000 shares of performance accelerated restricted common stock and (v) 43,334 shares of common stock issuable upon the exercise of stock options.
(8)	Includes (i) 1,344 shares of common stock, (ii) 4,498 shares of restricted common stock, (iii) 12,000 shares of performance accelerated restricted common stock and (iv) 98,334 shares of common stock issuable upon the exercise of stock options. Ms. Goslin has not been an executive officer of the company since April 2002.
(9)	Includes (i) 1,752,198 shares of common stock owned by Euro Credit Investments Limited, a company controlled by Mr. Mauran and (ii) 67,500 shares of common stock issuable upon the exercise of stock options.
(10)	Includes (i) 801,853 shares of common stock and (ii) 67,500 shares of common stock issuable upon the exercise of stock options.
(11)	Includes (i) 15,184 shares of common stock owned individually by Mr. Thomas, (ii) 137,425 shares of common stock owned by Nevcorp, Inc., a corporation controlled by a trust of which Mr. Thomas’ spouse and two children are trustees, (iii) 4,772 shares of common stock held in four trusts for the benefit of Mr. Thomas’ children and for which he serves as a trustee, (iv) 26,181 shares of common stock owned by Mr. Thomas’ spouse, and (v) 67,500 shares of common stock issuable upon the exercise of stock options. Mr. Thomas disclaims beneficial ownership as to the shares of common stock owned by Nevcorp, Inc., his spouse and the four trusts.
(12)	Includes (i) 9,000 shares of common stock owned by Mr. Dooley together with his spouse as joint tenants with right of survivorship and (ii) 74,500 shares of common stock issuable upon the exercise of stock options.
(13)	Includes (i) 930 shares of common stock owned individually by Mr. Tatham, (ii) 1,050 shares of common stock owned by Mr. Tatham’s spouse and (iii) 37,000 shares of common stock issuable upon the exercise of stock options. Mr. Tatham disclaims beneficial ownership as to the shares of common stock owned by his spouse.
(14)	Includes 1,514,336 shares of common stock issuable upon exercise of stock options that may be exercised within 60 days after September 15, 2003.
(15)	As of September 15, 2003, Conopco owned 432,487 shares of our Series D convertible preferred stock which are currently convertible into an aggregate of 2,883,250 shares of our common stock. The shares of Series D convertible preferred stock held by Conopco will vest fully on January 23, 2004 and will then be convertible into an aggregate of 4,324,870 shares of our common stock. Based on the number of shares of our common stock outstanding as of September 15, 2003, Conopco will own 18.5% of our outstanding common stock, or 11.1% after giving effect to this offering, when the Series D convertible preferred stock is fully vested and converted into shares of our common stock (assuming no exercise of the overallotment option).
(16)	Based on a Schedule 13G/A reporting ownership as of June 6, 2003. Shares are held in mutual funds managed by Dynamic Mutual Funds Ltd. acting as investment counsel and portfolio manager.
(17)	Based on a Schedule 13G reporting ownership as of December 31, 2002 filed by William Blair & Company, L.L.C.

DESCRIPTION OF OUR CAPITAL STOCK

Authorized Capital

As of September 15, 2003, our amended and restated articles of incorporation provide that we have authority to issue the following capital stock:

•	50,000,000 shares of common stock, $.01 par value, of which 19,009,377 shares are issued and outstanding;

•	1,000,000 shares of Series D convertible preferred stock, $.01 par value, of which 432,487 shares are issued and outstanding; and

•	3,428,571 shares of serial preferred stock, $.01 par value, none of which are outstanding.

Common Stock

Subject to the rights of the holders of any preferred stock that may be outstanding, holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, dissolution or winding up of our affairs, to share in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of shareholders. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to our common stock. Thus, the holders of a majority of our outstanding common stock will be able to elect all members of our board of directors and to take other actions requiring a vote of our common stock. Our common stock is traded on The Nasdaq Stock Market under the symbol “RDEN.”

Our revolving credit facility prohibits our payment of cash dividends on our common stock and the indentures relating to our outstanding senior notes condition the payment of cash dividends on our common stock on the satisfaction of certain financial and other covenants.

Series D Convertible Preferred Stock

We authorized 1,000,000 shares of Series D convertible preferred stock and we issued 432,487 shares of Series D convertible preferred stock to Conopco, Inc. Conopco is a subsidiary of Unilever, N.V. When we acquired the Elizabeth Arden business from Unilever in January 2001, we issued 416,667 shares of Series D convertible preferred stock to Conopco as part of the purchase price. We issued 15,820 shares of Series D convertible preferred stock to Conopco so far in 2003 as dividends on the Series D convertible preferred stock held by it. The additional authorized shares may be used in the future to pay dividends on the outstanding shares of Series D convertible preferred stock or for other purposes if approved by the holders of Series D convertible preferred stock; however, more shares may be required to be authorized in the future for the payment of dividends on the outstanding shares of Series D convertible preferred stock. Any additional shares required will be designated by our board of directors from our existing authorized, but unissued, serial preferred stock.

Dividends.    Holders of Series D convertible preferred stock are entitled to receive cumulative stock dividends at a rate of 5% per year on the amount of the then effective liquidation value of those shares and such dividend will be payable at our option either (1) in cash, (2) in additional shares of Series D convertible preferred stock or (3) through a combination of both. Our ability to pay cash dividends is subject to restrictive covenants under our revolving credit facility and indentures.

Liquidation.    In the event of liquidation, dissolution or winding up of our affairs, holders of Series D convertible preferred stock would be entitled to receive out of any assets legally available the liquidation preference on such shares and the Series D convertible preferred stock will rank senior to all shares of capital stock outstanding at January 23, 2001 and any future shares of capital stock that are not expressly equal or senior to the Series D convertible preferred stock.

Preferred Stockholder Voting Rights.    In addition to voting rights required by Florida law, approval from holders of two-thirds of the issued and outstanding Series D convertible preferred stock will be required for us to:

•	amend our articles of incorporation in a manner that affects adversely the rights, preferences or privileges of holders of the Series D convertible preferred stock or that increases (other than for the payment of dividends in accordance with the Certificate of Designations for the Series D convertible preferred stock) or decreases the number of authorized shares of Series D convertible preferred stock;

•	consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets, in a single transaction or series of related transactions, to any person or to adopt a plan of liquidation (except as otherwise provided in the Certificate of Designations);

•	enter into, or permit any of our subsidiaries to enter into, any agreement that would impose material restrictions on our ability to honor the exercise of any rights of holders of the Series D convertible preferred stock; or

•	issue any shares of Series D convertible preferred stock other than (A) pursuant to the terms of the purchase agreement entered into in connection with the acquisition of the Elizabeth Arden business and (B) shares issued in payment of dividends on the Series D convertible preferred stock as contemplated in the Certificate of Designations.

Conversion.    The holder has the right to convert up to 66.66% of its shares of Series D convertible preferred stock into shares of common stock and, beginning on January 23, 2004, all of its shares of Series D convertible preferred stock. In the event of a change of control prior to January 23, 2004, any holder of Series D convertible preferred stock may convert all of its shares into common stock. The initial conversion price is $12.00 per share of common stock and is subject to adjustment to limit dilution from certain transactions. The Series D convertible preferred stock is convertible into a number of shares of common stock equal to (1) the sum of (a) $50,000,000 plus (b) the aggregate liquidation value of the shares of Series D convertible preferred stock issued as dividends divided by (2) the then current conversion price.

Redemption.    We may redeem, in whole or in part, all of the shares of Series D convertible preferred stock at a price equal to $25 multiplied by the number of shares of common stock into which those shares of Series D convertible preferred stock can be converted plus accrued and unpaid dividends thereon to the redemption date. We will be required to redeem the Series D convertible preferred stock on January 23, 2013 at a redemption price equal to the aggregate liquidation value of all then outstanding shares, plus any accrued and unpaid dividends to that date.

Registration Rights.    We have granted certain registration rights with respect to the common stock underlying the Series D convertible preferred. Conopco has the right to demand the filing of up to three registration statements, which rights accrue on January 23, 2002, 2003 and 2004, respectively. In addition, Conopco has been granted “piggy-back” registration rights with respect to certain registration statements led by us other than pursuant to a demand by Conopco. Conopco has exercised its “piggy-back” registration rights with respect to the shares being sold by it in this offering. Conopco is selling 1,333,333 shares of common stock in this offering and has granted to the underwriters an option to purchase up to 750,000 shares of common stock to cover over-allotments.

Serial Preferred Stock

There are no outstanding shares of serial preferred stock. We can issue, without shareholder approval, shares of serial preferred stock in one or more series and with such preferences and designations as our board of directors may determine, including:

•	the designation of such series and the number of shares constituting such series;

•	dividend rights;

•	redemption rights;

•	liquidation preferences;

•	purchase, retirement or sinking fund provisions;

•	conversion rights; and

•	voting rights.

The board of directors’ ability to designate and issue serial preferred stock having preferential rights could impede or deter an unsolicited tender offer or takeover proposal for our company, and the designation and issuance of additional serial preferred stock having preferential rights could have a negative effect on the voting power and other rights of holders of our common stock. There are no agreements or understandings for the issuance of serial preferred stock, and the board of directors has no present intention to issue serial preferred stock.

Anti-Takeover Effects of Florida Legislation

We are subject to several anti-takeover provisions that apply to a public corporation organized under Florida law. Florida statutory law prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares, exclusive of shares owned by officers of the corporation, employee directors or the acquiring party, approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to 20% or more of the total voting power in an election of directors.

Florida statutory law also prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless:

•	the transaction is approved by a majority of disinterested directors before the shareholder becomes an interested shareholder;

•	the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years; or

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder.

An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of a corporation’s outstanding voting shares. These statutory provisions may prevent takeover attempts that might result in a premium over the market price for our common stock.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock applicable to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our common stock that holds our common stock as a capital asset and who is generally an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any subdivision thereof;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; and

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of our common stock by a prospective investor in light of his, her or its personal circumstances. This summary considers only Non-U.S. Holders that are the beneficial owners of our common stock that will own our common stock as a capital asset.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, applicable Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s particular circumstances (including potential application of the alternative minimum tax). In particular, this discussion does not address the U.S. federal income tax consequences to certain holders that are subject to special treatment (such as holders who are broker-dealers, insurance companies, tax-exempt organizations, banks, financial institutions, or “financial services entities”); holders of our common stock held as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” with other investments; holders who received our common stock as compensation; holders who have elected mark-to-market accounting; and certain expatriates or former long-term residents of the United States. Additionally, the discussion does not consider the tax treatment of holders who are partnerships or pass-through entities for U.S. federal income tax purposes, or persons who hold our common stock through a partnership or other pass-through entity. In addition, this discussion does not consider any aspect of state, local or non-U.S. tax laws.

Each prospective Non-U.S. Holder is advised to consult such person’s own tax advisor with respect to the federal, state, local or non-U.S. tax consequences of purchasing, holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of the discussion below, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business; or

•	in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States.

Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.

Dividends

Dividends, if any, paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable tax treaty. However, dividends that are U.S. trade or business income are not subject to the withholding tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of an applicable tax treaty, a Non-U.S. Holder must provide us or our agent with a properly executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS From W-8BEN (in the case of a treaty), or any successor form as the Internal Revenue Service designates, as applicable, prior to the payment of the dividends. These IRS forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of an applicable tax treaty may be required, in certain circumstances, (a) to obtain and to provide a U.S. taxpayer identification number or (b) to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, special procedures are provided under applicable Treasury regulations for payments through qualified intermediaries.

Sale or Exchange of Our Common Stock

Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale or exchange of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•	the gain is U.S. trade or business income;

•	subject to certain exceptions, the Non-U.S. Holder is an individual who holds our common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the Non-U.S. Holder’s holding period for our common stock.

The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period amount to 5% or less of our common stock, provided that the common stock is regularly traded on an established securities market. Our common stock currently is traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not become a USRPHC. Non-U.S. Holders are urged to consult their tax advisors to determine the application of these rules to their disposition of our common stock.

Federal Estate Taxes

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to each Non-U.S. Holder any dividend that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Treasury regulations provide that the backup withholding tax (currently at a rate of 28%) and certain information reporting will not apply to dividends paid on our common stock provided that the Non-U.S. Holder, prior to payment, provides a properly executed IRS Form W-8BEN certifying that the Non-U.S. Holder is not a U.S. person, or otherwise establishes an exemption, provided that neither we nor our paying agent have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder, prior to payment, certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker, prior to payment, has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge, or reason to know, to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is provided to the Internal Revenue Service.

THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated October 16, 2003 we and the selling shareholder have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC	2,250,625
Morgan Stanley & Co. Incorporated	1,350,375
J.P. Morgan Securities Inc.	562,656
SunTrust Capital Markets, Inc.	337,594
CJS Securities, Inc.	166,250
C.L. King & Associates, Inc.	166,250
Sanders Morris Harris	166,250

Total	5,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling shareholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 750,000 additional outstanding shares from it at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.63 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling shareholder will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$1.05	$1.05	$3,850,000	$3,850,000
Expenses payable by us	$0.10	$0.10	$350,000	$350,000
Underwriting Discounts and Commissions paid by the selling shareholder	$1.05	$1.05	$1,400,000	$2,187,500
Expenses payable by the selling shareholder	$0.02	$0.01	$25,000	$25,000

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus supplement.

Our executive officers, directors and the selling shareholder have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus supplement, other than 31,500 of shares of common stock that Mr. Paul West can sell in connection with expiring options.

We and the selling shareholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The shares of common stock have been approved for listing on The Nasdaq Stock Market’s National Market, subject to official notice of issuance, under the symbol “RDEN.”

Because affiliates of members of the National Association of Securities Dealers, Inc., or the “NASD,” participating in the distribution of this offering may be considered to receive, directly or indirectly, more than 10% of the net offering proceeds, this offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the NASD.

Certain of the underwriters or their affiliates have provided, from time to time, and expect to provide in the future, investment banking, lending, financial advisory and other related services to us and our affiliates, for which they have received and may continue to receive customary fees and commissions. Affiliates of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. are lenders under our credit facility. We may use the net proceeds from this offering to repay outstanding loans under our revolving credit facility and to pay related transaction fees. Affiliates of the underwriters who are lenders under our revolving credit facility will receive a proportional amount of funds used to repay outstanding loans under our revolving credit facility. See “Use of Proceeds.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus supplement in electronic format will be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholder and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholder in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholder will have no liability. In the case of an action for damages, we and the selling shareholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of January 31, 2003 and 2002 and for each of the two years in the period ended January 31, 2003, included in this prospectus supplement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Our consolidated financial statements for the fiscal year ended January 31, 2001, included in this prospectus supplement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

    Elizabeth Arden, Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets as of January 31, 2003 and 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended present fairly, in all material respects, the financial position of Elizabeth Arden, Inc. and its subsidiaries (the “Company”) as of January 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the notes to consolidated financial statements, the Company adopted Statement of Financials Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” on February 1, 2002.

PricewaterhouseCoopers LLP

New York, New York

March 13, 2003

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

    Elizabeth Arden, Inc. and Subsidiaries:

We have audited the consolidated statements of operations, shareholders’ equity, and cash flows of Elizabeth Arden, Inc. (formerly French Fragrances, Inc.) and subsidiaries (the “Company”) for the year ended January 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended January 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Certified Public Accountants

Miami, Florida

April 6, 2001

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	As of January 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$22,663	$15,913
Accounts receivable, net	118,844	79,720
Inventories	200,876	192,736
Deferred income taxes	7,614	15,970
Prepaid expenses and other assets	17,297	24,372

Total current assets	367,294	328,711

Property and equipment, net	36,216	38,268

Other assets:
Exclusive brand licenses, trademarks and intangibles, net	205,534	212,011
Debt financing costs	13,978	14,518
Other	4,598	3,257

Total other assets	224,110	229,786

Total assets	$627,620	$596,765

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$2,068	$7,700
Accounts payable—trade	79,997	69,150
Other payables and accrued expenses	66,398	59,259
Current portion of long-term debt	2,370	2,312

Total current liabilities	150,833	138,421

Long-term debt	317,959	326,121
Deferred income taxes and other	11,350	8,309

Total long-term liabilities	329,309	334,430

Total liabilities	480,142	472,851

Commitments and contingencies (See Note 10)

Convertible, redeemable preferred stock, Series D, $.01 par value (liquidation preference of $50,000); 1,000,000 shares authorized; 416,667 shares issued and outstanding	15,634	11,980

Shareholders’ equity:
Common stock, $.01 par value, 50,000,000 shares authorized; 18,809,952 and 18,575,708 shares issued, respectively	188	186
Additional paid-in capital	89,782	85,919
Retained earnings	49,688	35,191
Treasury stock (290,299 and 950,128 shares at cost, respectively)	(2,336)	(6,541)
Accumulated other comprehensive income (loss)	5	(2,348)
Unearned deferred compensation	(5,483)	(473)

Total shareholders’ equity	131,844	111,934

Total liabilities and shareholders’ equity	$627,620	$596,765

The accompanying notes are an integral part of the consolidated financial statements.

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands except per share data)

	Years Ended January 31,
	2003	2002	2001
Net sales	$752,041	$668,097	$372,633
Cost of sales (Excludes depreciation of $3,524, $4,094 and $1,792, respectively included below)	444,628	422,705	276,595

Gross profit	307,413	245,392	96,038
Selling, general and administrative	216,504	208,944	43,120
Depreciation and amortization	22,700	30,585	12,124

Income from operations	68,209	5,863	40,794

Other income (expense):
Interest expense, net	(43,075)	(44,763)	(20,167)
Income from sale of intangible rights	—	—	425
Other	75	49	475

Other income (expense), net	(43,000)	(44,714)	(19,267)

Income (loss) before income taxes	25,209	(38,851)	21,527
Provision for (benefit from) income taxes	7,059	(9,014)	8,091

Net income (loss)	18,150	(29,837)	13,436
Accretion and dividend on preferred stock	3,653	3,438	—

Net income (loss) attributable to common shareholders	$14,497	$(33,275)	$13,436

Earnings (loss) per common share:
Basic	$0.82	$(1.92)	$0.99

Diluted	$0.78	$(1.92)	$0.87

Weighted average number of common shares:
Basic	17,757,469	17,308,501	13,555,419

Diluted	23,200,139	17,308,501	15,620,369

The accompanying notes are an integral part of the consolidated financial statements.

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Preferred Stock						Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Compre- hensive Loss	Unearned Deferred Compen- sation	Total Share- holders’ Equity
	Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 31, 2000	266	$3	502	$5	14,186	$142	$32,781	$55,030	$(5,674)	$—	$—	$82,287
Issuance of Common Stock upon conversion of Series B convertible preferred stock	(266)	(3)	—	—	1,893	19	6,229	—	—	—	—	6,245
Issuance of Common Stock upon conversion of Series C convertible preferred stock	—	—	(502)	(5)	502	5	2,638	—	—	—	—	2,638
Issuance of Common Stock upon conversion of 7.5% convertible subordinated debentures	—	—	—	—	26	—	184	—	—	—	—	184
Issuance of Common Stock upon exercise of stock options	—	—	—	—	82	1	486	—	—	—	—	487
Issuance of Common Stock upon exercise of warrants	—	—	—	—	90	1	674	—	—	—	—	675
Issuance of warrants	—	—	—	—	—	—	3,043	—	—	—	—	3,043
Repurchase of Common Stock	—	—	—	—	—	—	—	—	(939)	—	—	(939)
Beneficial Conversion Feature on preferred stock	—	—	—	—	—	—	26,458	—	—	—	—	26,458
Tax benefit from exercise of stock options	—	—	—	—	—	—	373	—	—	—	—	373
Net income for the year	—	—	—	—	—	—	—	13,436	—	—	—	13,436

Balance at January 31, 2001	0	0	0	0	16,779	168	72,866	68,466	(6,613)	—	—	134,887
Issuance of Common Stock upon conversion of 7.5% convertible subordinated debentures	—	—	—	—	335	3	2,407	—	—	—	—	2,410
Issuance of Common Stock upon exercise of stock options	—	—	—	—	254	3	2,180	—	—	—	—	2,183
Issuance of Common Stock upon exercise of warrants	—	—	—	—	1,208	12	8,276	—	—	—	—	8,288
Accretion and Dividend on Series D preferred stock	—	—	—	—	—	—	—	(3,438)	—	—	—	(3,438)
Repurchase of Common Stock	—	—	—	—	—	—	—	—	(401)	—	—	(401)
Issuance of restricted stock, net	—	—	—	—	—	—	—	—	473	—	(473)	—
Tax benefit from exercise of stock options	—	—	—	—	—	—	190	—	—	—	—	190
Comprehensive Loss:
Net loss for the year	—	—	—	—	—	—	—	(29,837)	—	—	—	(29,837)
Foreign currency translation	—	—	—	—	—	—	—	—	—	(2,348)	—	(2,348)

Total comprehensive loss	—	—	—	—	—	—	—	(29,837)	—	(2,348)	—	(32,185)

Balance at January 31, 2002	0	0	0	0	18,576	186	85,919	35,191	(6,541)	(2,348)	(473)	111,934

(Table Continued on the Following Page)

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Preferred Stock						Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Compre- hensive Loss	Unearned Deferred Compen- sation	Total Share- holders’ Equity
	Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 31, 2002	0	0	0	0	18,576	186	85,919	35,191	(6,541)	(2,348)	(473)	111,934
Issuance of Common Stock upon exercise of stock options	—	—	—	—	87	1	600	—	—	—	—	601
Issuance of Common Stock upon exercise of warrants	—	—	—	—	147	1	—	—	—	—	—	1
Accretion and Dividend on Series D preferred stock	—	—	—	—	—	—	—	(3,653)	—	—	—	(3,653)
Repurchase of Common Stock	—	—	—	—	—	—	—	—	(160)	—	—	(160)
Issuance of restricted stock, net	—	—	—	—	—	—	3,199	—	4,365	—	(5,010)	2,554
Tax benefit from exercise of stock options	—	—	—	—	—	—	64	—	—	—	—	64
Comprehensive Income:
Net income for the year	—	—	—	—	—	—	—	18,150	—	—	—	18,150
Foreign currency translation	—	—	—	—	—	—	—	—	—	2,353	—	2,353

Total comprehensive income	—	—	—	—	—	—	—	18,150	—	2,353	—	20,503

Balance at January 31, 2003	0	$0	0	$0	18,810	$188	$89,782	$49,688	$(2,336)	$5	$(5,483)	$131,844

The accompanying notes are an integral part of the consolidated financial statements.

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years Ended January 31,
	2003	2002	2001
Operating Activities:
Net income (loss)	$18,150	$(29,837)	$13,436
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	22,700	30,585	12,124
Amortization of senior note offering costs and note premium	2,699	2,462	237
Amortization of unearned deferred compensation	2,156	—	—
Deferred income taxes	9,587	(4,006)	(1,789)
Provision for write down of inventory	—	10,300	—
Change in assets and liabilities, net of effects from acquisitions:
Increase in accounts receivable	(39,124)	(36,627)	(3,878)
Increase (decrease) in inventories	(8,140)	7,461	(3,259)
Decrease (increase) in prepaid expenses and other assets	4,853	(11,386)	8,493
Increase (decrease) in accounts payable	10,847	28,898	(3,742)
Increase in other payables and accrued expenses	3,429	12,330	4,443
Other	1,463	(1,527)	—

Net cash provided by operating activities	28,620	8,653	26,065

Investing Activities:
Additions to property and equipment, net of disposals	(9,757)	(9,972)	(5,207)
(Acquisition) sale of trademarks and intangibles	(3,250)	6,529	—
Acquisition of Elizabeth Arden business	—	—	(204,676)

Net cash used in investing activities	(13,007)	(3,443)	(209,883)

Financing Activities:
(Payments on) proceeds from short-term debt	(5,632)	(15,245)	22,945
Payments on long-term debt	(2,371)	(1,187)	(4,118)
Payments for debt financing	(2,192)	—	(8,564)
Proceeds from the issuance of senior notes	—	—	160,000
Proceeds from the exercise of stock options	601	2,184	486
Proceeds from the exercise of stock purchase warrants	1	8,288	675
Proceeds from the conversion of preferred stock	—	—	8,884
Repurchase of common stock	(160)	(401)	(939)

Net cash (used in) provided by financing activities	(9,753)	(6,361)	179,369

Effect of exchange rate changes on cash and cash equivalents	890	(631)	—

Net increase (decrease) increase in Cash and Cash Equivalents	6,750	(1,782)	(4,449)
Cash and Cash Equivalents at Beginning of Year	15,913	17,695	22,144

Cash and Cash Equivalents at End of Year	$22,663	$15,913	$17,695

Supplemental Disclosure of Cash Flow Information:
Interest paid during the year	$40,251	$33,395	$19,347

Income taxes paid during the year	$113	$8,853	$13,604

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activity.    Elizabeth Arden, Inc. (the “Company”) is a manufacturer and marketer of prestige designer fragrances, skin treatment and cosmetic products, to retailers in the United States and over 90 countries internationally. The Company was formerly known as French Fragrances, Inc. until the acquisition of the Elizabeth Arden business on January 23, 2001. See Note 2.

Basis of Consolidation.    The consolidated financial statements include the accounts of the Company’s wholly-owned domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates.    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include expected useful lives of brand licenses and trademarks and property plant and equipment, allowances for sales returns and markdowns, allowances for doubtful accounts receivable, provisions for inventory obsolescence, and income taxes and valuation reserves. Changes in facts and circumstances may result in revised estimates, which are recorded in the period in which they become known.

Revenue Recognition.    Sales are recognized when title and the risk of loss transfers to the customer and collectibility of the resulting receivable is probable. Sales are recorded net of estimated returns and other allowances. The provision for sales returns represents management’s estimate of future returns based on historical experience and considering current external factors and market conditions. During the fiscal years ended January 31, 2003, 2002 and 2001, two customers accounted for an aggregate of 21%, 19% and 30%, respectively, of the Company’s net sales.

Foreign Currency Translation.    The financial statements of the Company’s non-U.S. subsidiaries are translated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” (SFAS No. 52). SFAS No. 52 distinguishes between translation adjustments and foreign currency transactions. The Company established non-U.S. subsidiaries to hold certain of the assets acquired as part of the Arden acquisition on January 23, 2001. All assets and liabilities of foreign subsidiaries and affiliates that do not utilize the U.S. dollar as its functional currency are translated at year-end rates of exchange, while sales and expenses are translated at monthly weighted average rates of exchange for the year. Unrealized translation losses or gains are reported as foreign currency translation adjustments through other comprehensive loss or income. Such adjustments resulted in a gain of $2.3 million and a loss of $2.3 million in fiscal 2003 and 2002, respectively. The adjustments were not material to the settlement of operations in fiscal 2001. Gains or losses resulting from foreign currency transactions are recorded in the foreign subsidiaries and affiliates statement of operations. Such gains (losses) totaled $7.6 million and ($663,000) in fiscal 2003 and 2002 respectively.

Cash and Cash Equivalents.    Cash and cash equivalents include cash and interest-bearing deposits at banks with an original maturity date of three months or less.

Inventories.    Inventories are stated at the lower of cost or market. Cost is principally determined using the weighted average method. See Note 5.

Property and Equipment, and Depreciation.    Property and equipment are stated at cost. Expenditures for major improvements and additions are recorded to the asset accounts, while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged to expense. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. See Note 6.

Exclusive Brand Licenses and Trademarks, and Amortization.    These intangible assets are being amortized using the straight-line method over their estimated useful lives. See Note 7.

Long-Lived and Indefinite-Lived Assets.    Long-lived assets are reviewed on an ongoing basis for impairment based on comparison of carrying value against undiscounted future cash flows. If an impairment is identified, then the asset’s carrying value is adjusted to estimated fair value. No such adjustments were recorded for any of the fiscal years ended January 31, 2003, 2002 or 2001.

Indefinite-lived intangible assets are reviewed annually for impairment under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”.    The identification and measurement of impairment of goodwill and indefinite-lived intangible assets involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporate management assumptions about discounted expected future cash flows. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities.

Senior Note Offering Costs.    Debt issuance costs and transaction fees, which are associated with the issuance of senior notes, are being amortized (and charged to interest expense) over the term of the related notes using a method that approximates the level yield method. See Note 9.

Advertising and Promotional Costs.    Advertising and promotional costs are expensed as incurred. Advertising and promotional costs totaled approximately $183.8 million, $191.2 million and $ 8.2 million during the fiscal years ended January 31, 2003, 2002 and 2001, respectively. Advertising and promotional costs includes promotions, direct selling, co-op advertising and media placement. As a result of the acquisition of the Elizabeth Arden business, there has been an increase in sales of owned and licensed brands, which require higher costs to support.

Income Taxes.    The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company provides for deferred taxes under the liability method. Under such method, deferred taxes are adjusted for tax rate changes as they occur. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain. The Company intends to permanently reinvest its undistributed international earnings to expand its international operations. Therefore, no tax has been provided to cover the repatriation of such undistributed earnings.

Accumulated Other Comprehensive Income (Loss).    Accumulated other comprehensive income (loss) includes, in addition to net income or net loss, unrealized gains and losses excluded from the consolidated statements of operations and recorded directly into a separate section of shareholders’ equity on the consolidated balance sheet. These unrealized gains and losses are referred to as other comprehensive income items. The Company’s accumulated other comprehensive income (loss) shown on the Consolidated Balance Sheet at January 31, 2003 and 2002, respectively, consists solely of foreign currency translation adjustments, which are not adjusted for income taxes since they relate to indefinite investments in non-U.S. subsidiaries.

Fair Value of Financial Instruments.    The Company’s financial instruments include accounts receivable, accounts payable, short-term debt, long-term debt and convertible redeemable preferred stock. See Note 8 for the fair value of the Company’s debentures and senior notes. The fair value of all other financial instruments was not materially different than their carrying value as of January 31, 2003 and 2002.

Earnings per Share.    Basic earnings per share is computed by dividing the net income attributable to common shareholders by the weighted average shares of outstanding common stock. The calculation of diluted earnings per share is similar to basic earnings per share, except that the numerator excludes accretion and dividend on preferred stock as well as interest incurred on convertible securities, net of tax, and the denominator includes dilutive potential common stock such as stock options, warrants and convertible securities. See Note 15.

Stock-Based Compensation.    At January 31, 2003, the Company had three stock option plans, which are more fully described in Note 16. The Company accounts for those plans under the recognition and measurement principles prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income attributable to common shareholders if the company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock based compensation.

	Years Ended January 31,
	2003	2002	2001
	(Amounts in thousands, except per share data)
Net income (loss) attributable to common shareholders as reported	$14,497	$(33,275)	$13,436
Stock-based employee compensation cost, net of tax determined under fair value based method	(5,453)	(4,389)	(1,297)

Pro forma net income (loss) attributable to common shareholders	$9,044	$(37,664)	$12,139

Earnings (loss) per common share
Basic
As reported	$0.82	$(1.92)	$0.99
Pro forma	$0.51	$(2.18)	$0.90

Diluted
As reported	$0.78	$(1.92)	$0.87
Pro forma	$0.51	$(2.18)	$0.78

Reclassifications.    To conform to the fiscal 2003 presentation, certain reclassifications were made to the prior years’ Consolidated Financial Statements and the accompanying footnotes.

2.    ACQUISITIONS

Elizabeth Arden Acquisition.    On January 23, 2001, the Company completed the acquisition of the assets of the Elizabeth Arden business (the “Arden acquisition”) from Unilever N.V. and its affiliates (“Unilever”). The assets included certain trademarks and patents for the Elizabeth Arden brands of prestige fragrances, cosmetics and skin care lines, including Elizabeth Arden’s Red Door, 5th Avenue, Sunflowers, Visible Difference, and Millenium. The Company also acquired the license for the Elizabeth Taylor fragrance brands, including White Diamonds and Passion, as well as the trademark for the White Shoulders fragrance brand. In addition to the trademarks, patents and licenses, the Company acquired inventory, contract rights (including leases for distribution and office facilities worldwide), fixed assets (including equipment, tools and molds, furniture and a manufacturing plant in South Africa) and books and records. The Company also assumed certain liabilities for product returns and demonstrator accruals. In addition to the assumed liabilities, the Company paid $190 million in cash at the closing (exclusive of fees and expenses of advisors), subject to final adjustment, and $50 million in aggregate liquidation preference of our Series D convertible preferred stock issued to an affiliate of Unilever. See Note 13.

The Company funded the cash portion of the acquisition price for the Arden acquisition and the related fees and expenses with $204.7 million in cash from (1) the proceeds from the offering of $160 million of 11 3/4% Senior Secured Notes due 2011 (the “2001 Note Offering”) and (2) borrowings under a $175 million revolving credit facility (the “Credit Facility”), which replaced the Company’s existing $60 million revolving credit facility. See Notes 8 and 9. The Arden acquisition was accounted for under the purchase method.

During fiscal 2002, the Company finalized the allocation of the purchase price for the Arden acquisition. As a result, the Company recorded, among other things, the final valuation of exclusive brand licenses, trademarks and intangibles, inventory, and fixed assets, and adjustments to reserves for returns and other liabilities. In fiscal 2002, the Company eliminated approximately 100 positions, representing 10% of its U.S. headcount, and $2.6 million of severance cost was included as an adjustment for the allocation of the purchase price. The cash severance costs were paid out during fiscal 2003. The adjustments to finalize the allocation of the purchase price were not material in amount.

The following unaudited information presents the Company’s pro forma operating data for the year ended January 31, 2001, as if the Arden acquisition and the January 2001 offering of $160 million of 11 3/4% Senior Secured Notes due 2011 had been consummated at the beginning of the period presented and includes certain adjustments to the historical consolidated statements of operations of the Company to give effect to the acquisition of the net assets of the Elizabeth Arden business, the payment of the purchase price and the increased amortization of intangible assets as a result of the Arden acquisition and the related issuance of additional indebtedness. The unaudited pro forma financial data is not necessarily indicative of the results of operations that would have been achieved had the Arden acquisition and the 2001 Note Offering been consummated prior to the period in which they were completed, or that might be attained in the future. The fiscal year end of the Elizabeth Arden business prior to acquisition was December 31, preceding the January 31 year-end presented below.

(Unaudited) Year Ended January 31, 2001
(Amounts in thousands, except share data)
Net sales	$806,984
Income from operations	$104,687
Net income attributable to common shareholders	$35,379
Earnings per common share:
Basic	$2.43
Diluted	$1.79

3.    RECENTLY ADOPTED ACCOUNTING STANDARDS

Accounting for Certain Sales Incentives

Effective February 1, 2002, the Company adopted Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer,” which codified and reconciled EITF No. 00-14, “Accounting for Certain Sales Incentives.” EITF No. 00-14 provides guidance on accounting for discounts, coupons, rebates and free products, as well as the income statement classification of these discounts, coupons, rebates and free products. Upon adoption of this pronouncement, the Company classified gift-with-purchase activities, which were previously reported as selling, general and administrative expenses, as cost of sales. For comparison purposes, certain amounts in the Consolidated Statement of Operations for the years ended January 31, 2002 and 2001 were reclassified to reflect the adoption of EITF No. 01-09. The adoption of EITF No. 01-09 on this issue had no impact on operating income; however, for the years ended January 31, 2003, 2002 and 2001, gross profit decreased by approximately $31.1 million, $37.6 million and $5.3 million, respectively, offset by an equal decrease in selling, general and administrative expenses.

EITF No. 01-09 also codified and reconciled EITF No. 00-25, “Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor’s Products.” EITF No. 00-25 provides guidance on the income statement classification of consideration from a vendor to a retailer in connection with the retailer’s purchase of the vendor’s products or to promote sales of the vendor’s products. Upon adoption of this pronouncement, the Company classified amounts paid to retailers for co-op advertising and beauty consultant expenses as a reduction of net sales. These costs were previously reported within selling, general and administrative expenses. For comparison purposes, certain amounts in the Consolidated Statement of Operations for the years ended January 31, 2002 and 2001 were reclassified to reflect the adoption of EITF No. 01-09. The adoption of EITF No. 01-09 had no impact on operating income; however, for the years ended January 31, 2003, 2002 and 2001, gross profit decreased by approximately $62.3 million, $63.4 million and $9.6 million, respectively, offset by an equal decrease in selling, general and administrative expenses.

Accounting for Business Combinations and Goodwill and Other Intangible Assets

Effective February 1, 2002, the Company adopted SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 141” and “SFAS No. 142,” respectively). These standards establish financial accounting and reporting standards for acquired goodwill and other intangible assets. Specifically, the standards address how acquired intangible assets should be accounted for, both at the time of acquisition and after they have been recognized in the financial statements. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. In accordance with SFAS No. 142, intangible assets, including goodwill, must be evaluated for impairment. Those intangible assets that will continue to be classified as goodwill or as other intangibles with indefinite lives are no longer amortized.

The Company’s intangible assets generally consist of exclusive brand licenses and trademarks. The Company does not carry any goodwill. The Company evaluated which of its intangible assets were considered to have indefinite lives and determined that the Elizabeth Arden trademarks have indefinite useful lives. Thus, the Company ceased amortizing these trademarks on February 1, 2002. In accordance with SFAS No. 142, the Company completed its transitional impairment testing of this asset. That effort and assessments of this asset with the assistance of a third party valuation firm indicated that no impairment adjustment was required upon adoption of this pronouncement. The following table presents pro forma net loss and loss per share data during the fiscal year ended January 31, 2002, had SFAS No. 142 been adopted at the beginning of that fiscal year.

For the Year Ended January 31, 2002
(Dollars in thousands, except per share data)
Reported net loss attributable to common shareholders	$(33,275)
Elizabeth Arden trademarks amortization, net of tax	5,215

Adjusted net loss attributable to common shareholders	(28,060)
Accretion and dividend on preferred stock and other	3,438

Net loss as adjusted	$(24,622)

Net loss per common share:
Basic
As reported	$(1.92)
Pro forma	$(1.62)

Diluted
As reported	$(1.92)
Pro forma	$(1.62)

Accounting for the Impairment or Disposal of Long-Lived Assets

Effective February 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), which addresses the accounting and reporting for the impairment and disposal of long-lived assets. The adoption of SFAS No. 144 did not have an impact on the financial statements of the Company.

Guarantees

In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires certain guarantees to be recorded at fair value rather than the current practice of recording a liability only when a loss is probable and reasonably estimable and also requires a guarantor to make new guaranty disclosures, even when the likelihood of making any payments under the guarantee is remote. The accounting requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements of interim or annual periods ending December 15, 2002. The Company does not expect the adoption of FIN No. 45 to have a material impact on the Consolidated Financial Statements.

4.    ACCOUNTS RECEIVABLE, NET

The following table details the provisions and allowances established for potential losses from accounts receivable and estimated sales returns in the normal course of business. Liabilities for product returns assumed in the Arden acquisition are excluded from the balance at January 31, 2001. For the year ended January 31, 2002, the increase in the allowance for sales returns relates to increased revenues recorded during the year principally from the acquisition of the Arden business.

	Years Ended January 31,
	2003	2002	2001
	(Amounts in thousands)
Allowance for Bad Debt:
Beginning balance	$2,393	$989	$1,166
Provision	3,977	3,086	1,200
Write offs, net of recoveries	(3,277)	(1,682)	(1,377)

Ending balance	$3,093	$2,393	$989

	Years Ended January 31 ,
	2003	2002	2001
	(Amounts in thousands)
Allowance for Sales Returns:
Beginning balance	$16,575	$2,032	$817
Provision	44,959	44,948	18,215
Actual returns	(48,441)	(30,405)	(17,000)

Ending balance	$13,093	$16,575	$2,032

5.    INVENTORIES

The components of inventory were as follows:

	January 31,
	2003	2002
	(Amounts in thousands)
Raw materials	$35,500	$35,191
Work in progress	19,792	20,067
Finished goods	145,584	137,478

	$200,876	$192,736

6.    PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following:

	January 31,		Estimated Life
	2003	2002
	(Amounts in thousands)
Land	$2,929	$2,915	—
Building	5,838	5,593	40
Building improvements	8,481	7,834	20 – 40
Furniture and fixtures	3,241	2,407	8 – 14
Machinery, equipment and vehicles	7,841	8,775	3 – 14
Computer equipment and software	10,525	8,336	3 – 5
Counters and trade fixtures	16,651	13,894	3
Tools and molds	7,987	5,585	1 – 3

	63,493	55,339
Less accumulated depreciation	(28,964)	(18,576)

	34,529	36,763
Projects in progress	1,687	1,505

Property and equipment, net	$36,216	$38,268

Depreciation expense for the fiscal years ended January 31, 2003, 2002 and 2001 was $11.8 million, $13.3 million and $3.3 million, respectively.

7.    EXCLUSIVE BRAND LICENSES, TRADEMARKS AND INTANGIBLES, NET

The following summarizes the cost basis and amortization associated with the Company’s intangible assets:

	January 31,		Estimated Life
	2003	2002
	(Amounts in thousands)
Exclusive brand trademarks	$135,173	$135,173	Indefinite
Exclusive brand licenses, trademarks, and other intangibles	128,856	124,426	3–22

	264,029	259,599
Accumulated amortization	(58,495)	(47,588)

	$205,534	$212,011

During the year ended January 31, 2003, the Company acquired for $3.3 million worldwide trademarks for a prestige fragrance line it had been marketing in the United States under a license agreement. During the year ended January 31, 2002, the Company sold certain trademarks and intangibles in Colombia for $6.5 million. There was no gain or loss on the transaction.

Amortization expense for the fiscal years ended January 31, 2003, 2002 and 2001 was $10.9 million, $17.3 million and $8.8 million, respectively. The amortization expense for fiscal years 2004, 2005, 2006, 2007 and 2008 is expected to be $9.6 million, $ 6.3 million, $6.3 million, $6.3 million and $6.2 million, respectively.

8.    SHORT-TERM DEBT

In connection with the Arden acquisition in January 2001, the Company entered into a credit facility with a syndicate of banks that provides for borrowings on a revolving basis up to $175 million with a $25 million sublimit for letters of credit. The facility matures in January 2006 and is guaranteed by certain of the Company’s

U.S. subsidiaries. Borrowings under the credit facility are limited to eligible accounts receivable and inventory and are collateralized by a first priority lien on all of the Company’s U.S. accounts receivable and inventory. The Company’s obligations under the credit facility rank pari passu, or equal in right of payment, with the Company’s 10 3/8% Senior Notes due 2007 and the 11 3/4% Senior Secured Notes due 2011.

As a result of weaker than expected performance in fiscal 2002, the credit facility was amended in March 2002 to include the bank group’s waiver of non-compliance with covenants regarding certain financial ratios for the fourth quarter of fiscal 2002, in particular the debt to EBITDA ratio and the EBITDA to net interest expense ratio, and an amendment of the related covenant levels for each quarter of fiscal 2003. The March 2002 amendment with the bank group also modified selected additional sections of the credit facility. The credit facility, as amended in March 2002, contained several covenants, the more significant of which were that the Company: (i) could not exceed certain levels of debt to EBITDA; (ii) must maintain certain ratios of EBITDA to consolidated net interest expense; (iii) must maintain a minimum amount of shareholders’ equity; (iv) must achieve a minimum amount of EBITDA in each quarter of fiscal 2003; and (v) could not exceed certain limits on capital expenditures. The Company was in compliance with the covenants of the credit facility, as amended, for each of the first three quarters of fiscal 2003 for which it was applicable.

On December 24, 2002, based upon improved operating performance, the Company executed a second amendment and restatement of its revolving credit facility (the “Amended Credit Facility”), which substantially improves the Company’s financial flexibility. The Amended Credit Facility, for which JP Morgan Chase Bank is the administrative agent, increases the size of the facility to $200 million. The maturity date and the $25 million sublimit for letters of credit were unchanged. The Amended Credit Facility eliminated all financial maintenance covenants, with the exception of a fixed charge coverage ratio that applies only if borrowing availability declines to less than $50 million.

The Amended Credit Facility also (i) reduced the interest rates charged on London InterBank Offered Rate (LIBOR) Loans between 25 and 50 basis points and the interest rates charged on base rate loans by 75 to 150 basis points, (ii) increased the advance rates against the Company’s eligible account receivables and inventories from 60% to 65% (from November 1 through April 30) and from 60% to 75% (from May 1 through October 31), (iii) removed the cap applied to the amount of inventory against which the Company can borrow and (iv) provided for the ability to repurchase Senior Notes as long as the Company maintains a minimum amount of availability under the facility. The Amended Credit Facility continues the previous prohibition on the payment of dividends on the Company’s common stock and other distributions to shareholders and restrictions on the incurrence of additional non-trade indebtedness; except, that the Company is permitted to repurchase up to $4 million of common stock.

Borrowings under the revolving credit portion of the Amended Credit Facility bear interest at a floating rate based on the “Applicable Margin”, which is determined by reference to the Company’s ratio of consolidated debt to EBITDA. At the Company’s option, the applicable margin may be applied to either the LIBOR or the prime rate. The applicable margin for LIBOR and prime rate borrowings ranges from 2.25% to 3.00% and .5% to 1.25%, respectively. As of January 31, 2003, the Applicable Margin was 2.75% for LIBOR loans and 1.00% for prime rate loans. The commitment fee on the unused portion of the Amended Credit Facility ranges from .375% to .5% per annum.

Based upon the Company’s internal projections, the Company believes that the Amended Credit Facility provides sufficient flexibility so that the Company can maintain compliance with its terms. If actual results deviate from projections, however, the Company may not remain in compliance with the facility and would not be allowed to borrow under the credit facility. In addition, default under the credit facility, which causes acceleration of the debt under this facility, could trigger a default on the Company’s senior notes. In the event the Company is not able to borrow under its credit facility, the Company would be required to develop an alternative source of liquidity. There is no assurance that the Company could obtain replacement financing or what the terms of such financing, if available, would be.

As of January 31, 2003, the Company had an outstanding balance under the credit facility of $2.1 million and letters of credit of $286,000 outstanding, as compared with a balance of $7.7 million and letters of credit of $286,000 outstanding as of January 31, 2002. As of January 31, 2003, the remaining availability under the credit facility, based upon eligible receivables and inventories, was approximately $113.4 million.

9.    LONG-TERM DEBT

The Company’s long-term debt consisted of the following:

	January 31,
Description	2003	2002
	(Amounts in thousands)
10 3/8% Senior Notes due May 2007	$150,977	$156,769
11 3/4% Senior Secured Notes due May 2011	160,000	160,000
8.5% Subordinated Debentures payable in equal installments due May 2003 and 2004, net	4,314	6,480
8.84% Miami Lakes Facility Mortgage Note due July 2004	5,038	5,184

Total long-term debt	320,329	328,433
Less current portion of long-term debt	2,370	2,312

Total long-term debt, net	$317,959	$326,121

At January 31, 2003 and 2002, the estimated fair value of the Company’s subordinated debentures and senior notes using available market information and interest rates was as follows:

	January 31,
	2003	2002
	(Amounts in thousands)
10 3/8% Senior Notes	$144,675	$135,200
11 3/4% Senior Secured Notes	$167,200	$150,400
8.5% Subordinated Debentures	$4,314	$6,480

The scheduled maturities of long-term debt at January 31, 2003 were as follows:

Fiscal Year Ended January 31,	Amount
(Amounts in thousands)
2004	$2,370
2005	6,982
2006	—
2007	—
2008	150,977
and thereafter	160,000

Total	$320,329

Senior Notes.    In connection with the financing of the Arden acquisition in January 2001, the Company completed the private placement under Rule 144A of the Securities Act of 1933, as amended (the “Act”) of $160 million principal amount of 11 3/4% Series A Senior Secured Notes due 2011 (the “11 3/4% Series A Senior Secured Notes”). In March 2001, the 11 3/4% Series A Senior Secured Notes were exchanged for an equivalent principal amount of 11 3/4% Series B Senior Secured Notes due 2011 (the “11 3/4% Senior Secured Notes”) containing identical terms to the 11 3/4% Series A Senior Secured Notes, but which have been registered under the Act. The 11 3/4% Senior Secured Notes are collateralized by a first priority lien on certain intangible assets, consisting primarily of trademarks and patents, of the Elizabeth Arden fragrance, skin care and cosmetics lines. The company’s direct subsidiaries DF Enterprises, Inc., FD Management, Inc. and Elizabeth Arden International Holdings, Inc., are guarantors of the 11 3/4% Senior Secured Notes.

In April 1998, the Company consummated the private placement under Rule 144A of $40.0 million principal amount of 10 3/8% Series C Senior Notes due 2007 (the “10 3/8% Series A Senior Notes”). The 10 3/8% Series C Senior Notes were sold at 106.5% of their principal amount and had substantially similar terms to the Company’s existing 10 3/8% Series B Senior Notes. The 10 3/8% Series C Senior Notes were recorded net of a premium of $2.6 million. The premium is being amortized over the life of the notes using the effective interest method. For the fiscal years ended 2003, 2002 and 2001, the Company has amortized approximately $275,000, $261,000 and $216,000, respectively. In August 1998, the 10 3/8% Series C Senior Notes were exchanged for an equivalent principal amount of 10 3/8% Series D Senior Notes due 2007 (the “Series D Senior Notes”) containing identical terms to the 10 3/8% Series C Senior Notes, but which have been registered under the Act.

In May 1997, the Company consummated the private placement under Rule 144A of the Act of $115.0 million principal amount of 10 3/8% Series A Senior Notes due 2007 (the “10 3/8% Series A Senior Notes”). In July 1997, the 10 3/8% Series A Senior Notes were exchanged for an equivalent principal amount of 10 3/8% Series B Senior Note (the “10 3/8% Series B Senior Notes”) containing identical terms to the 10 3/8% Series A Senior Notes but which have been registered under the Act.

The Indentures pursuant to which the 11 3/4% Senior Secured Notes and the 10 3/8% Series B and Series D Senior Notes were issued (the “Indentures”) provide that such notes will be senior obligations of the Company and will rank senior in payment to all existing and future subordinated indebtedness of the Company and pari passu in right of payment with all existing and future senior indebtedness of the Company, including indebtedness under the bank credit facility. The Indentures generally permit the Company (subject to the satisfaction of a fixed charge coverage ratio and, in certain cases, also a net income test) to incur additional indebtedness, pay dividends, purchase or redeem capital stock of the Company, or redeem subordinated indebtedness. The Indentures generally limit the ability of the Company to create liens, merge or transfer or sell assets. The Indentures also provide that the holders of the 11 3/4% Senior Secured Notes and the 10 3/8% Series B and Series D Senior Notes have the option to require the Company to repurchase their notes in the event of a change of control in the Company (as defined in the Indentures).

7.5% Subordinated Convertible Debentures.    In July 1996, the Company issued 7.5% Subordinated Convertible Debentures due 2006 (the “7.5% Convertible Debentures”). These debentures were convertible into shares of common stock, $.01 par value per share (“Common Stock”), of the Company at $7.20 per share. The Company could redeem the 7.5% Convertible Debentures when the Common Stock traded above $14.40 for 20 consecutive trading days. In April 2001, the Company called for redemption the outstanding 7.5% Convertible Debentures. All debenture holders converted their debentures into Common Stock prior to the redemption date.

10.    COMMITMENTS AND CONTINGENCIES

The Company has lease agreements for all of the real property it uses, other than the facility it owns in Miami Lakes, Florida that serves as both its corporate offices and a distribution center. The Company’s leased office facilities are located in Stamford, Connecticut and New York, New York in the United States and Australia, Austria, Canada, Denmark, Italy, New Zealand, Puerto Rico, Singapore, South Africa, South Korea, Spain and the United Kingdom internationally.

The Company also has leased distribution facilities in Roanoke, Virginia and Miami, Florida. The Company’s rent expense for the fiscal years ended January 31, 2003, 2002 and 2001 was $8.0 million, $7.4 million, and $1.3 million respectively. The Company also leases distribution equipment, office and computer equipment and vehicles. The Company’s aggregate minimum lease payments under its operating leases and commitments under other long-term contractual obligations at January 31, 2003, are as follows:

Fiscal Year	Amount
(Amounts in thousands)
2004	$16,382
2005	15,233
2006	13,365
2007	10,210
2008	8,629
and thereafter	25,233

Total	$89,052

The Company has an agreement with a non-affiliated third party to manufacture many of its skin care and cosmetic products at a manufacturing plant in Roanoke, Virginia formerly owned by Unilever. The agreement expires on January 31, 2007. Pricing is based on specific fixed and variable cost standards that are established annually. The variable cost standards are dependent on product units manufactured at the facility. If only Company products are manufactured at that facility, the Company is responsible for at least $10 million of fixed costs annually.

The Company manages its information technology infrastructure under various outsourcing agreements with unrelated third party providers that expire in 2005, 2006 and 2007. The Company’s commitments under these contracts total approximately $6 million per year.

In December 2000, the Company was named in a lawsuit by a Canadian customer of Unilever who alleges that Unilever breached obligations owed to the plaintiff and that the Company interfered with the contractual relationship. The plaintiff currently seeks compensatory damages of Canadian $55 million (approximately US$36 million at January 31, 2003), against each of Unilever and the Company plus punitive damages of Canadian $35 million (approximately US$23 million at January 31, 2003). Management believes that the Company would be entitled to indemnification from Unilever under our agreement to acquire the Elizabeth Arden business to the extent the Company incurs losses as a result of actions by Unilever. Management believes the claims as to the Company lack merit, and the Company is vigorously contesting the matter.

The Company is also a party to a number of other legal actions, proceedings or claims. While any action, proceeding or claim contains an element of uncertainty, management of the Company believes that the outcome of such actions, proceedings or claims will not have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

11.    INCOME TAXES

Income (loss) before income taxes consisted of the following for the years ended January 31, 2003, 2002 and 2001.

	Years Ended January 31,
	2003	2002	2001
	(Amounts in thousands)
Income (loss) before income taxes
Domestic	$7,001	$(29,485)	$19,745
Foreign	18,208	(9,366)	1,782

Total income (loss) before income taxes	$25,209	$(38,851)	$21,527

The components of the provision for (benefit from) income taxes for the years ended January 31, 2003, 2002 and 2001 are as follows:

	Years Ended January 31,
	2003	2002	2001
	(Amounts in thousands)
Current income taxes:
Federal	$(4,361)	$(6,432)	$7,496
State	144	—	1,902
Foreign	1,689	1,424	482

Total current	(2,528)	(5,008)	9,880

Deferred income taxes:
Federal	7,287	(2,732)	(1,470)
State	1,433	(1,015)	(337)
Foreign	867	(259)	18

Total deferred	9,587	(4,006)	(1,789)

Total	$7,059	$(9,014)	$8,091

At January 31, 2003, applicable United States federal income taxes and foreign withholding taxes had not been provided on approximately $11 million of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. If these earnings were not to be permanently reinvested, the United States federal income taxes would be substantially offset by credits for foreign taxes already paid.

The total income tax provision (benefit) differs from the amount obtained by applying the statutory federal income tax to income (loss) before income taxes as follows:

	Years Ended January 31,
(Amounts in thousands, except percentages)	2003		2002		2001
	Amount	Rate	Amount	Rate	Amount	Rate
Income (loss) at statutory rates	$8,823	35.0%	$(13,598)	35.0%	$7,534	35.0%
State taxes, net of federal benefit	1,025	4.1	(660)	1.7	1,016	4.8
Tax on foreign earnings	(1,588)	(6.3)	4,443	(11.4)	(364)	(1.7)
Change in U.S. valuation allowance	(830)	(3.3)	—	—	—	—
Other	(371)	(1.5)	801	(2.1)	(95)	(0.5)

Total	$7,059	28.0%	$(9,014)	23.2%	$8,091	37.6%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and operating loss carryforwards. The tax effects of significant items comprising the Company’s net deferred tax assets and liabilities are as follows:

	January 31,
	2003	2002
	(Amounts in thousands)
Deferred tax assets:
Accounts receivable	$579	$810
Accrued expenses	2,027	12,694
Net operating loss carryforwards	4,420	6,681
Inventory	5,608	4,430
Other	350	(2)

Gross deferred tax assets	12,984	24,613

Deferred tax liabilities:
Property and equipment	(1,710)	(1,856)
Foreign exchange gains	(1,441)	—
Intangible assets	(10,682)	(11,581)

Gross deferred tax liabilities	13,833)	(13,437)

Valuation allowances	(246)	(2,044)

Total net deferred tax (liabilities) assets	$(1,095)	$9,132

The following table represents the classification of the Company’s net deferred tax assets and liabilities:

	January 31,
	2003	2002
	(Amounts in thousands)
Current net deferred tax assets	$7,614	$15,970
Non-current net deferred tax liabilities	(8,709)	(6,838)

Total net deferred tax (liabilities) assets	$(1,095)	$9,132

At January 31, 2003, the Company had United States federal net operating loss carryforwards of approximately $5 million that will expire, if unused, on or before January 31, 2008, and the Company generated state and local net operating loss carryforwards of approximately $15 million that expire, if unused, between January 31, 2010 and January 31, 2023. The Company believes that it will generate sufficient taxable income to realize the United States net operating loss carryforwards before they expire. Accordingly, during the year ended January 31, 2003, the Company reversed $830,000 of U.S. valuation allowance originally recorded against the net operating losses.

At January 31, 2003, the Company had foreign net operating loss carryforwards of approximately $11 million that expire, if unused, in varying years between January 31, 2004 and January 31, 2010. The Company’s ability to use these foreign net operating loss carryforwards is dependent on generating sufficient future taxable income prior to their expiration. During the year ended January 31, 2003, the Company reversed $968,000 of foreign valuation allowances for the net operating losses that the Company utilized before they expired. However, due to the Company’s limited operating history in certain foreign jurisdictions and the uncertainty of achieving sufficient profits to utilize foreign net operating loss carryforwards in these jurisdictions, as of January 31, 2003, the Company has a valuation allowance of $246,000 related to these foreign net operating loss carryforwards.

12.    RELATED PARTY TRANSACTIONS

In March 2002, the Company provided a loan to its current chairman and chief executive officer in the principal amount of $500,000 (the “Note”), which matures on March 31, 2004 and bears quarterly interest at a rate of 5%. This loan replaced earlier loans made by the Company to its chairman and chief executive officer for payment of certain Canadian tax liabilities resulting from his relocation to Florida during the fiscal year ended January 31, 1999. In July 2002, the chairman and chief executive officer repaid to the Company $100,000 of the principal amount of the Note. In accordance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which became law on July 31, 2002, the Company is prohibited from extending loans such as the Note to executive officers and directors. Under the Sarbanes-Oxley Act, the Note is permitted to continue in effect, but may not be renewed or materially modified.

In February 2000, the Company repurchased the 7.5% Convertible Debenture held by its former chairman and a company affiliated with the former chairman of National Trading, Inc. The Company paid $2.65 million to acquire $2.18 million principal amount of 7.5% Convertible Debentures. The purchase price was based on the estimated fair market value of the 7.5% Convertible Debentures on the date of the transaction, which includes consideration for the value of unrealized gain that the chairman could have recognized upon a conversion and sale of the 7.5% Convertible Debentures into Common Stock. As a result of the repurchase, the Company recognized a loss of $468,000 in February 2000.

13.    SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

	January 31,
	2003	2002	2001
	(Amounts in thousands)
Accretion and dividend on Series D Convertible Preferred Stock		$3,653	$3,438
Repurchase of 10 3/8% Senior Notes, settlement February 2003	$5,507
Conversion of 7.5% Convertible Debentures into Common Stock (See Note 9)		2,410	$184
Transactions in connection with the Elizabeth Arden acquisition (See Notes 2 and 14):
Inventories acquired			77,430
Other assets acquired			21,329
Accounts payable to Unilever			12,578
Other liabilities assumed			13,592
Provisions for returns and door closures			26,724
Warrants issued			3,043
Issuance of Series D Convertible Preferred Stock (net of $26.5 million in a beneficial conversion feature)			8,542

14.    CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY

Convertible Preferred Stock.    At January 31, 2003 and 2002, the Company had outstanding 416,667 shares, $120 per share liquidation preference, of Series D Convertible Preferred Stock, $.01 par value (the “Series D Convertible Preferred Stock”), which was issued to an affiliate of Unilever in connection with the Arden acquisition. Each share of Series D Convertible Preferred Stock is convertible into 10 shares of Common Stock at an initial conversion price of $12 per share of Common Stock, subject to certain restrictions. The holder of the Series D Convertible Preferred Stock was entitled to convert up to 33.33% of its shares after January 23, 2002 and up to 66.66% after January 23, 2003 and will be entitled to convert all of its shares after January 23, 2004. In addition, cumulative dividends of 5% of the outstanding liquidation preference of the Series D Convertible Preferred Stock began to accrue on January 23, 2003 and will be entitled to convert, at the Company’s option, in cash or in additional shares of Series D Convertible Preferred Stock. The Company is required to redeem the Series D Convertible Preferred Stock on January 23, 2013 at the aggregate liquidation value of all of the then outstanding shares plus accrued and unpaid dividends. In addition, the Company may redeem all or part of the Series D Convertible Preferred Stock plus accrued and unpaid dividends at any time after February 2, 2002, subject to the waiver of certain restrictions under its bank credit facility and compliance with certain limitations under the Indentures governing its senior notes, at a redemption price of $25.00 multiplied by the number of shares of Common Stock into which the shares of Series D Convertible Preferred Stock can be converted plus accrued and unpaid dividends. Upon issuance, the Series D Convertible Preferred Stock was recorded at its fair market value of $35 million, with an allocation of $26.5 million made for the beneficial conversion feature and reclassified to additional paid-in capital. The difference between the liquidation value of $50 million and the balance recorded in the Convertible, redeemable preferred stock Series D account on the Company’s Consolidated Balance Sheet is being accreted over the life of the Series D Convertible Preferred Stock. For the year ended January 31, 2003, the Company recorded $1.6 million of accretion and $2.1 million of dividends relating to the Series D Convertible Preferred Stock. For the year ended January 31, 2002, the Company recorded $1.3 million of accretion and $2.1 million of dividends related to the Series D Convertible Preferred Stock.

At January 31, 2000, the Company had outstanding 265,801 shares of Series B Convertible Preferred Stock, $.01 par value per share (“Series B Convertible Preferred”), and 502,520 shares of Series C Convertible Preferred Stock, $.01 par value per share (“Series C Convertible Preferred”). Each share of Series B Convertible Preferred was convertible, at the option of the holder, into 7.12 shares of Common Stock upon payment of $3.30 per share of Common Stock. Each share of Series C Convertible Preferred was convertible, at the option of the holder, into one share of Common Stock upon payment of $5.25 per share of Common Stock. The Series B Convertible Preferred and the Series C Convertible Preferred could be redeemed by January 31, 2005. In connection with the Arden Acquisition, an irrevocable notice of redemption was sent to holders of the Series B and Series C Convertible Preferred. Substantially all of the holders of Series B and Series C Convertible Preferred converted their shares into Common Stock. As a result of this conversion, the outstanding Common Stock increased by approximately 2.4 million shares, and the Company received $8.9 million in cash during the fiscal year ended January 31, 2001.

Warrants.    In conjunction with the issuance of the 11 3/4% Senior Secured Notes and the placement of the credit facility related to the cash financing for the Arden acquisition, the Company issued warrants for 209,853 shares of Common Stock. The warrants were exercisable into Common Stock at an exercise price of $.01 per common share and were recorded at fair market value of approximately $3 million. During the fiscal years ended January 31, 2003 and 2002, warrants for 146,897 and 62,956 shares of Common Stock were exercised, respectively.

Performance-Accelerated and other Restricted Common Stock.    During fiscal 2003, the Company granted 504,000 shares of performance-accelerated restricted common stock (“PARS”) to certain key employees. Also during fiscal 2003, the Company granted in March 2002 and September 2002, 77,913 shares and 79,420 shares, respectively, of restricted stock to certain employees that vest one year from the date of grant. See Note 16 to the Notes to Consolidated Financial Statements for further discussion of impact on shareholders equity.

15.    EARNINGS (LOSS) PER SHARE

Basic earnings per share is computed by dividing the net income attributable to common shareholders by the weighted average shares of outstanding Common Stock. The calculation of diluted earnings per share is similar to basic earnings per share, except that the denominator includes dilutive potential Common Stock, such as stock options, warrants and convertible securities. In addition, for the diluted earnings per share calculation, the interest incurred on the convertible securities, net of tax, and the imputed preferred dividend and accretion is added back to net income. Diluted loss per share equals basic loss per share for the fiscal year ended January 31, 2002, as the assumed conversion of convertible securities and the assumed exercise of outstanding options and warrants would have an anti-dilutive effect. The following table represents the computation of earnings (loss) per share:

	Years Ended January 31,
	2003	2002	2001
	(Amounts in thousands, except per share data)
Basic
Net income (loss) attributable to common shareholders	$14,497	$(33,275)	$13,436

Weighted average shares outstanding	17,757	17,309	13,555

Net income (loss) per basic share	$0.82	$(1.92)	$0.99

Diluted
Net income (loss) attributable to common shareholders	$14,497	$(33,275)	$13,436
Add: 7.5% Convertible Debentures interest, net of tax	—	—	110
Add: Accretion & Dividend on Series D Convertible Preferred Stock	3,653	—	—

Net income (loss) as adjusted	$18,150	$(33,275)	$13,546

Weighted average shares outstanding	17,757	17,309	13,555

Effect of diluted securities:
Potential common shares—treasury method	1,276	—	1,598
Assumed conversion of 7.5% Convertible Debentures	—	—	366
Series D Convertible Preferred Stock	4,167	—	101

Dilutive potential common shares	5,443	—	2,065

Weighted average shares and potential dilutive shares	23,200	17,309	15,620

Net income (loss) per diluted share	$0.78	$(1.92)	$0.87

The following table shows the options to purchase shares of Common Stock that were outstanding during the fiscal years ended January 31, 2003, 2002 and 2001, but were not included in the computation of earnings (loss) per diluted share because the option exercise price was greater than the average market price of the common shares:

	Years Ended January 31,
	2003	2002	2001
Number of shares	1,959,257	117,000	497,543
Range of exercise price	$12.50–$20.64	$18.16–$20.64	$12.50–$16.38

16.    STOCK PLANS

At January 31, 2003, the Company had three stock option plans, one for the benefit of non-employee directors (the “Non-Employee Director Plan”) and two for the benefit of directors, officers, employees and independent contractors: (i) the 1995 Stock Option Plan, and (ii) the 2000 Stock Incentive Plan. All three stock option plans have been adopted by the Board of Directors of the Company and approved by the Company’s shareholders.

The stock options under the Non-Employee Director Plan are generally exercisable within a year after grant, provided that the grantee is re-elected to the Board. The options granted under the Non-Employee Director Plan are non-qualified under the Internal Revenue Code. The option exercise price cannot be less than the fair value of the underlying Common Stock as of the date of the option grant, and the maximum option term cannot exceed ten years. The number of shares of Common Stock authorized under the Non-Employee Director Plan is 500,000.

The stock options awarded under the 1995 Stock Option Plan and the 2000 Stock Incentive Plan are exercisable at any time or in any installments as determined by the Compensation Committee of the Board at the time of grant. The options granted under the 1995 Stock Option Plan and the 2000 Stock Incentive Plan may be either incentive or non-qualified stock options under the Internal Revenue Code, as determined by the Compensation Committee. For incentive stock options, the aggregate fair market value (determined at the grant date) of Common Stock with respect to which such options first become exercisable by a participant of the plan during any calendar year may not exceed $100,000. The number of shares of Common Stock authorized under the 1995 Stock Option Plan is 2,200,000. Stock options for all such shares have been granted. The 2000 Stock Incentive Plan also permits restricted stock grants. The maximum number of shares of Common Stock authorized under the 2000 Stock Incentive Plan is 3,000,000. At January 31, 2003, stock options and restricted stock in the aggregate of 2,944,362 shares were outstanding under the 2000 Stock Incentive Plan.

The option activities of all three stock option plans are as follows:

	Years Ended January 31,
	2003		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Beginning outstanding	3,068,507	$11.45	3,150,541	$10.75	1,093,000	$9.42
Granted	1,007,500	11.78	192,000	17.05	2,174,376	11.21
Exercised	(78,937)	7.56	(256,034)	6.88	(82,169)	5.92
Canceled	(90,628)	11.33	(18,000)	13.31	(34,666)	9.10

Ending outstanding	3,906,442	$11.59	3,068,507	$11.45	3,150,541	$10.75

Exercisable as of January 31	1,939,919		1,381,763		924,841

Weighted average fair value of options granted during the year		$7.51		$10.98		$7.03

Options Outstanding				Options Exercisable
Range of Exercise Price	Number Outstanding as of January 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of January 31, 2003	Weighted Average Exercise Price
$ 6.00–10.88	1,062,192	3.90	$7.99	594,223	$7.70
$11.33–16.38	2,652,250	7.72	12.58	1,335,362	13.20
$16.90–20.64	192,000	8.48	17.88	10,334	20.41

$ 6.00–20.64	3,906,442	6.72	$11.59	1,939,919	$11.55

The Company applies APB No. 25 and related interpretations in accounting for its stock options to employees and non-employee members of the Board of Directors of the Company as described in Note 1. Accordingly, no compensation expense has been recognized during the years ended January 31, 2003, 2002 and 2001 related to the stock options.

The weighted average grant date fair value of options granted during the years ended January 31, 2003, 2002 and 2001 was $7.51, $10.98 and $7.03, respectively. The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended January 31,
	2003	2002	2001
Expected dividend yield	0.00%	0.00%	0.00%
Expected price volatility	65.00%	60.00%	66.00%
Risk-free interest rate	5.17%	4.78%	5.50%
Expected life of options in years	4–8	4–8	4–8

During the fiscal year ended January 31, 2003, the Company issued to employees and independent contractors of the Company a total of 762,684 shares of Common Stock in the form of restricted stock from the treasury under the Company’s 2000 Stock Incentive Plan (the “Plan”). Of this amount, 157,333 shares vest one year from the grant date, 101,351 shares vest in equal thirds over a three-year period on the anniversary date of the grants, and 504,000 shares are performance-accelerated restricted stock (“PARS”). PARS are restricted stock awards with a pre-defined vesting period of six years that also provide for accelerated vesting to three, four or five years from the date of grant if the Company’s total shareholder return exceeds the total shareholder return of the median of the companies comprising the Russell 2000 Index over the respective three, four or five year period. A new grant of PARS will occur when the initial grant vests. During the restriction period, plan participants are entitled to vote and receive dividends on such shares.

The fair market value of the 157,333 restricted shares that vest one year from the date of grant, approximately $1.6 million, were recorded as unearned deferred compensation in shareholders’ equity on the balance sheet and is being amortized over the vesting period. The 101,351 restricted shares are being expensed, with a corresponding deferred liability recorded on the balance sheet, over the period the shares are earned. The fair market value of the PARS on date of grant, approximately $5.7 million, were recorded as unearned deferred compensation in shareholders’ equity on the balance sheet and are being amortized over the currently expected six-year vesting period.

During the fiscal year ended January 31, 2002, the Company issued to employees and independent contractors of the Company 90,848 shares of Common Stock from the treasury under the Plan. The shares issued vest one year from issuance assuming the employees and independent contractors are still employed or engaged by the Company. During the one-year restriction period, plan participants are entitled to vote and receive dividends on such shares. Upon issuance of 64,181 shares issued pursuant to the Plan, approximately $641,000, was recorded as unearned deferred compensation in shareholders’ equity on the balance sheet and is being amortized over the vesting period.

Compensation expense for the fiscal years ended January 31, 2003 and 2002, resulting from restricted stock grants to employees and independent contractors of the Company, amounted to approximately $3.0 million and $641,000, respectively.

At January 31, 2003 and 2002, the shares of Common Stock outstanding included 762,684 shares and 90,848 shares, respectively, of restricted stock that are subject to vesting requirements and forfeiture provisions.

17.    QUARTERLY DATA (UNAUDITED)

Condensed consolidated quarterly information as follows:

	January 31, 2003	October 26, 2002	July 27, 2002	April 28, 2002
	(Amounts in thousands, except share data)
Net sales	$169,764	$314,807	$127,186	$140,284
Gross profit	67,977	137,069	48,463	53,904
Income (loss) from operations	8,986	69,658	(5,342)	(5,093)
Net income (loss)(1)	481	37,732	(10,134)	(9,929)
(Loss) earnings per common share:
Basic	$(0.02)	$1.64	$(0.62)	$(0.61)
Diluted	$(0.02)	$2.07	$(0.62)	$(0.61)

	January 31, 2002	October 27, 2001	July 28, 2001(2)	April 28, 2001
Net sales(3)	$144,200	$286,202	$114,858	$122,837
Gross profit(3)	46,673	119,465	34,536	44,718
(Loss) income from operations	(11,370)	62,457	(27,806)	(17,418)
Net (loss) income(1)	(19,162)	33,445	(25,986)	(18,134)
(Loss) earnings per common share:
Basic	$(1.14)	$1.85	$(1.53)	$(1.15)

Diluted	$(1.14)	$1.48	$(1.53)	$(1.15)

(1)	Before accretion and dividend or preferred stock.
(2)	Includes pre-tax inventory charge of 10.3 million.
(3)	Restatements of amounts were made for all quarters presented based on EITF No. 01-09 reclassifications. See Note 3 for further discussion.

18.    CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following condensed financial statements of the Company show in separate columns those subsidiaries that are guarantors of the 11 3/4% Senior Secured Notes that were issued in January 2001, elimination adjustments and the consolidated total. The Company’s direct subsidiaries DF Enterprises, Inc., FD Management, Inc. and Elizabeth Arden International Holding, Inc., are guarantors of the 11 3/4% Senior Secured Notes. Entities included in this footnote follow the Company’s accounting policies as described in Note 1, except with respect to accounting for investment in guarantor subsidiaries, which the Company has accounted for using the equity method of accounting. Equity income of the guarantor subsidiaries is included in interest and other expense, net. All information presented is in thousands. The statement of operations for fiscal year ended January 31, 2002 has been restated for EITF No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer” as described in Note 3.

Balance Sheet

	January 31, 2003
	Company	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$7,850	$14,813	$—	$22,663
Accounts receivable, net	71,753	47,091	—	118,844
Inventories	143,339	57,537	—	200,876
Intercompany receivable	(111,166)	111,166	—	—
Deferred income taxes	7,614	—	—	7,614
Prepaid expenses and other assets	10,936	6,361	—	17,297

Total current assets	130,326	236,968	—	367,294

Property and equipment, net	26,705	9,511	—	36,216

Other assets:
Investment in guarantor’s subsidiaries	3,590	—	(3,590)	—
Exclusive brand licenses, trademarks and intangibles, net	33,269	172,265	—	205,534
Other assets	21,888	(3,312)	—	18,576

Total other assets	58,747	168,953	(3,590)	224,110

Total assets	$215,778	$415,432	$(3,590)	$627,620

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt	$2,068	$—	$—	$2,068
Accounts payable—trade	72,980	7,017	—	79,997
Intercompany payable	(380,835)	380,835	—	—
Other payables and accrued expenses	43,552	22,846	—	66,398
Current portion of long-term debt	2,370	—	—	2,370

Total current liabilities	(259,865)	410,698	—	150,833

Long-term debt	317,959	—	—	317,959
Deferred income taxes and other	10,206	1,144	—	11,350

Total liabilities	68,300	411,842	—	480,142

Convertible, redeemable preferred stock	15,634	—	—	15,634

Shareholders’ equity	131,844	3,590	(3,590)	131,844

Total liabilities and shareholders’ equity	$215,778	$415,432	$(3,590)	$627,620

Balance Sheet

	January 31, 2002
	Company	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$3,616	$12,297	$—	$15,913
Accounts receivable, net	47,543	32,177	—	79,720
Inventories	152,883	39,853	—	192,736
Intercompany receivable	615,368	(388,272)	(227,096)	—
Deferred income taxes	15,970	—	—	15,970
Prepaid expenses and other assets	16,133	8,239	—	24,372

Total current assets	851,513	(295,706)	(227,096)	328,711

Property and equipment, net	29,403	8,865	—	38,268

Other assets:
Investment in guarantor’s subsidiaries	(4,497)	—	4,497	—
Exclusive brand licenses, trademarks and intangibles, net	38,624	173,387	—	212,011
Other assets	22,771	(4,996)	—	17,775

Total other assets	56,898	168,391	4,497	229,786

Total assets	$937,814	$(118,450)	$(222,599)	$596,765

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt	$7,700	$—	$—	$7,700
Accounts payable—trade	60,228	8,922	—	69,150
Intercompany payable	357,972	(130,876)	(227,096)	—
Other payables and accrued expenses	52,271	6,988	—	59,259
Current portion of long-term debt	2,312	—	—	2,312

Total current liabilities	80,483	(114,966)	(227,096)	138,421

Long-term debt	326,121	—	—	326,121
Deferred income taxes and other	7,296	1,013	—	8,309

Total liabilities	813,900	(113,953)	(227,096)	472,851

Convertible, redeemable preferred stock	11,980	—	—	11,980

Shareholders’ equity	111,934	(4,497)	4,497	111,934

Total liabilities and shareholders’ equity	$937,814	$(118,450)	$(222,599)	$596,765

Statement of Operations
	For the Year Ended January 31, 2003
	Company	Guarantors	Eliminations	Consolidated
Net sales	$509,467	$255,165	$(12,591)	$752,041
Cost of sales	328,283	116,345	—	444,628
Gross profit	181,184	138,820	(12,591)	307,413

Selling, general and administrative expenses	130,079	99,016	(12,591)	216,504
Depreciation and amortization	15,481	7,219	—	22,700
Income from operations	35,624	32,585	—	68,209
Interest and other expense, net	(12,584)	(24,837)	(5,579)	(43,000)
Income before income taxes	23,040	7,748	(5,579)	25,209
Provision for income taxes	4,890	2,169	—	7,059
Net income	$18,150	$5,579	$(5,579)	$18,150

Statement of Operations
	For the Year Ended January 31, 2002
	Company	Guarantors	Eliminations	Consolidated
Net sales	$465,400	$233,790	$(31,093)	$668,097
Cost of sales	330,307	92,398	—	422,705
Gross profit	135,093	141,392	(31,093)	245,392

Selling, general and administrative expenses	127,030	113,007	(31,093)	208,944
Depreciation and amortization	18,099	12,486	—	30,585
(Loss) income from operations	(10,036)	15,899	—	5,863
Interest and other expense, net	(27,657)	(20,949)	3,892	(44,714)
Loss before income taxes	(37,693)	(5,050)	3,892	(38,851)
Benefit from income taxes	(7,856)	(1,158)	—	(9,014)
Net loss	$(29,837)	$(3,892)	$3,892	$(29,837)

Statement of Operations
	For the Year Ended January 31, 2001
	Company	Guarantors	Eliminations	Consolidated
Net sales	$368,608	$4,025	$—	$372,633
Cost of sales	275,633	962	—	276,595

Gross profit	92,975	3,063		96,038

Selling, general and administrative expenses	42,370	750	—	43,120
Depreciation and amortization	11,950	174	—	12,124

(Loss) income from operations	38,655	2,139	—	40,794
Interest and other expense, net	(17,629)	104	(1,742)	(19,267)

Loss before income taxes	21,026	2,243	(1,742)	21,527
Benefit from income taxes	7,590	501	—	8,091

Net loss	$13,436	$1,742	$(1,742)	$13,436

Statement of Cash Flow

	For the Year Ended January 31, 2003
	Company	Guarantors	Eliminations	Consolidated
Operating Activities:
Net cash provided by operating activities	$20,339	$8,281	$—	$28,620

Investing Activities:
Additions to property and equipment, net of disposals	(3,992)	(5,765)	—	(9,757)
Acquisition of trademarks and intangibles	(3,250)			(3,250)

Net cash used in investing activities	(7,242)	(5,765)	—	(13,007)

Financing Activities:
Net payments on short-term debt	(5,632)	—	—	(5,632)
Payments on long-term debt	(2,371)	—	—	(2,371)
Payments for debt financing	(2,192)	—	—	(2,192)
Proceeds from the exercise of stock options	601	—	—	601
Proceeds from the exercise of stock purchase warrants	1	—	—	1
Repurchase of common stock	(160)	—	—	(160)

Net cash used in financing activities	(9,753)	—	—	(9,753)

Effect of exchange rate changes on cash and cash equivalents	890	—	—	890
Net increase in cash and cash equivalents	4,234	2,516	—	6,750
Cash and cash equivalents at beginning of year	3,616	12,297	—	15,913

Cash and cash equivalents at end of year	$7,850	$14,813	$—	$22,663

Statement of Cash Flow
	For the Year Ended January 31, 2002
	Company	Guarantors	Eliminations	Consolidated
Operating Activities:
Net cash provided by (used in) operating activities	$9,834	$(1,181)	$—	$8,653

Investing Activities:
Additions to property and equipment, net of disposals	(3,230)	(6,742)	—	(9,972)
Sale of trademarks and intangibles	—	6,529	—	6,529

Net cash used in investing activities	(3,230)	(213)	—	(3,443)

Financing Activities:
Net payments from short-term debt	(15,245)	—	—	(15,245)
Payments on long-term debt	(1,187)	—	—	(1,187)
Proceeds from the exercise of stock options	2,184	—	—	2,184
Proceeds from the exercise of stock purchase warrants	8,288	—	—	8,288
Repurchase of common stock	(401)	—	—	(401)

Net cash used in financing activities	(6,361)	—	—	(6,361)

Effect of exchange rate changes on cash and cash equivalents	(631)	—	—	(631)
Net decrease in cash and cash equivalents	(388)	(1,394)	—	(1,782)
Cash and cash equivalents at beginning of year	4,004	13,691	—	17,695

Cash and cash equivalents at end of year	$3,616	$12,297	$—	$15,913

Statement of Cash Flow
	For the Year Ended January 31, 2001
	Company	Guarantors	Eliminations	Consolidated
Operating Activities:
Net cash provided by (used in) operating activities	$12,374	$13,691	$—	$26,065
Investing Activities:
Additions to property and equipment, net of disposals	(5,207)	—	—	(5,207)
Acquisition of the Elizabeth Arden business	(204,676)	—	—	(204,676)

Net cash used in investing activities	(209,883)	—	—	(209,883)

Financing Activities:
Net payments from short-term debt	22,945	—	—	22,945
Payments on long-term debt	(4,118)	—	—	(4,118)
Payment for debt refinancing	(8,564)	—	—	(8,564)
Proceeds from the issuance of senior notes	160,000	—	—	160,000
Proceeds from the exercise of stock options	486	—	—	486
Proceeds from the exercise of stock purchase Warrants	675	—	—	675
Proceeds from the conversion of preferred stock	8,884	—	—	8,884
Repurchase of common stock	(939)	—	—	(939)

Net cash used in financing activities	179,369	—	—	179,369
Net decrease in cash and cash equivalents	(18,140)	13,691	—	(4,449)
Cash and cash equivalents at beginning of year	22,144	—	—	22,144

Cash and cash equivalents at end of year	$4,004	$13,691	$—	$17,695

19.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Statement No. 143 (SFAS No.143), “Accounting for Asset Retirement Obligations,” which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 was effective for the Company on February 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company’s Consolidated Financial Statements.

In June 2002, the FASB issued Financial Accounting Statement No. 146 (SFAS No. 146), “Accounting for Costs Associated with Exit or Disposal Activities.” The objectives of SFAS No. 146 are to address financial accounting and reporting for costs associated with exit or disposal activities, and it nullifies EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS No. 146 and EITF No. 94-3 relates to SFAS No. 146 requirements that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS No. 146 will be effective for the Company for exit or disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued Financial Accounting Statement 148 (SFAS No. 148), “Accounting for Stock Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123.” This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair market value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As of January 31, 2003, the Company has elected not to make a change to the fair market value of accounting for stock based compensation. However, the Company did adopt the disclosure provision of SFAS No. 148. The Company will continue to account for employee stock options under the intrinsic value method pursuant to APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations, under which no compensation cost was required to be recognized by the Company for the periods presented.

20.    GEOGRAPHIC INFORMATION

The Company manages its business on the basis of one reportable operating segment. The Company established non-U.S. subsidiaries to hold certain assets acquired as part of the Arden acquisition on January 23, 2001. Prior to the Arden acquisition, the Company’s international net sales were not material. During the year ended January 31, 2003, the Company sold its products in over 90 countries outside the United States through its international affiliates and subsidiaries with operations headquartered in Geneva, Switzerland and through third party distributors. The Company’s international operations are exposed to volatility because of foreign currency exchange rate changes, inflation and changes in political and economic conditions in the countries in which it operates. The value of international assets are affected by fluctuations in foreign currency exchange rates. For a discussion of foreign currency translation, see Note 1.

	Years Ended January 31,
	2003	2002	2001
	(Amounts in thousands)
Net sales:
United States	$509,467	$465,430	$368,630
International	242,574	202,667	4,003

Total	$752,041	$668,097	$372,633

	January 31,
	2003	2002	2001
Long-lived assets:
United States	$248,505	$258,997	280,519
International	11,821	9,057	7,841

Total	$260,326	$268,054	$288,360

	Years Ended January 31,
	2003	2002	2001
Classes of similar products (net sales):
Fragrance	$579,076	$505,316	$372,633
Skin care	110,766	104,332	—
Cosmetics	62,199	58,449	—

Total	$752,041	$668,097	$372,633

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Dollars in thousands except per share data)

	Three Months Ended		Six Months Ended
	July 26, 2003	July 27, 2002	July 26, 2003	July 27, 2002
Net sales	$144,423	$127,186	$279,177	$267,470
Cost of sales (excludes depreciation of $931, $964, $1,716 and $1,980, respectively, included below)	87,033	78,723	173,055	164,838

Gross profit	57,390	48,463	106,122	102,632

Operating expenses:
Selling, general and administrative	56,287	47,767	111,746	101,660
Depreciation and amortization	5,086	6,038	10,215	11,406

Total operating expenses	61,373	53,805	121,961	113,066

Loss from operations	(3,983)	(5,342)	(15,839)	(10,434)

Other income (expense):
Interest expense, net	(10,242)	(10,651)	(20,376)	(21,055)
Other	(2)	160	—	141

Other expense, net	(10,244)	(10,491)	(20,376)	(20,914)

Loss before income taxes	(14,227)	(15,833)	(36,215)	(31,348)
Benefit from income taxes	(4,080)	(5,699)	(10,393)	(11,285)

Net loss	(10,147)	(10,134)	(25,822)	(20,063)
Accretion and dividend on preferred stock	987	914	1,963	1,827

Net loss attributable to common shareholders	$(11,134)	$(11,048)	$(27,785)	$(21,890)

Loss per common share:
Basic	$(0.62)	$(0.62)	$(1.55)	$(1.24)

Diluted	$(0.62)	$(0.62)	$(1.55)	$(1.24)

Weighted average number of common shares:
Basic	17,916,434	17,719,343	17,898,398	17,715,786

Diluted	17,916,434	17,719,343	17,898,398	17,715,786

The accompanying notes are an integral part of the consolidated financial statements.

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	As of
	July 26, 2003	January 31, 2003
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$14,285	$22,663
Accounts receivable, net	123,337	118,844
Inventories	268,389	200,876
Deferred income taxes	7,614	7,614
Prepaid expenses and other assets	27,156	17,297

Total current assets	440,781	367,294

Property and equipment, net	35,630	36,216

Other assets:
Exclusive brand licenses, trademarks and intangibles, net	201,176	205,534
Debt financing costs	12,458	13,978
Other	5,000	4,598

Total other assets	218,634	224,110

Total assets	$695,045	$627,620

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$79,500	$2,068
Accounts payable—trade	116,428	79,997
Other payables and accrued expenses	51,549	66,398
Current portion of long-term debt	7,106	2,370

Total current liabilities	254,583	150,833

Long-term debt	305,513	317,959
Deferred income taxes and other	11,475	11,350

Total long-term liabilities	316,988	329,309

Total liabilities	571,571	480,142

Commitments and contingencies (See Note 7)

Convertible, redeemable preferred stock, Series D, $.01 par value (liquidation preference of $50,000); 1,000,000 shares authorized; 427,148 and 416,667 shares issued and outstanding, respectively	17,597	15,634

Shareholders’ equity:
Common stock, $.01 par value, 50,000,000 shares authorized; 18,833,390 and 18,804,057 shares issued, respectively	188	188
Additional paid-in capital	90,984	89,782
Retained earnings	21,903	49,688
Treasury stock (86,214 and 290,299 shares at cost, respectively)	(746)	(2,336)
Accumulated other comprehensive income	689	5
Unearned deferred compensation	(7,141)	(5,483)

Total shareholders’ equity	105,877	131,844

Total liabilities and shareholders’ equity	$695,045	$627,620

The accompanying notes are an integral part of the consolidated financial statements.

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

(Amounts in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Unearned Deferred Compensation	Total Shareholders’ Equity
	Shares	Amount
Balance at January 31, 2003	18,804	$188	$89,782	$49,688	$(2,336)	$5	$(5,483)	$131,844
Issuance of common stock upon exercise of stock options	29	—	237	—	—	—	—	237
Issuance of restricted stock, net of forfeitures	—	—	965	—	1,855	—	(2,820)	—
Repurchase of restricted stock	—	—	—	—	(265)	—	—	(265)
Amortization of unearned deferred compensation, net of forfeitures	—	—	—	—	—	—	1,162	1,162
Accretion and dividend on Series D preferred stock	—	—	—	(1,963)	—	—	—	(1,963)
Comprehensive loss:
Net loss	—	—	—	(25,822)	—	—	—	(25,822)
Foreign currency translation	—	—	—	—	—	684	—	684

Total comprehensive loss	—	—	—	(25,822)	—	684	—	(25,138)

Balance at July 26, 2003	18,833	$188	$90,984	$21,903	$(746)	$689	$(7,141)	$105,877

The accompanying notes are an integral part of the consolidated financial statements.

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in thousands)

	Six Months Ended
	July 26, 2003	July 27, 2002
Operating Activities:
Net loss	$(25,822)	$(20,063)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,215	11,406
Amortization of senior note offering costs and note premium	1,569	1,308
Amortization of unearned deferred compensation	1,162	939
Changes in assets and liabilities:
Increase in accounts receivable	(4,493)	(30,580)
Increase in inventories	(67,513)	(52,291)
Increase in prepaid expenses and other assets	(10,845)	(9,955)
Increase in accounts payable	36,431	34,770
(Decrease) increase in other payables and accrued expenses	(9,217)	3,605
Other	528	886

Net cash used in operating activities	(67,985)	(59,975)

Investing Activities:
Additions to property and equipment	(4,875)	(4,646)
Proceeds from disposals of property and equipment	3	7

Net cash used in investing activities	(4,872)	(4,639)

Financing Activities:
Proceeds from short-term debt	77,432	66,300
Payments on long-term debt	(13,081)	(2,266)
Proceeds from the exercise of stock options	237	155
Repurchase of common stock	(265)	—

Net cash provided by financing activities	64,323	64,189

Effect of exchange rate changes on cash and cash equivalents	156	262
Net decrease in cash and cash equivalents	(8,378)	(163)
Cash and cash equivalents at beginning of period	22,663	15,913

Cash and cash equivalents at end of period	$14,285	$15,750

Supplemental Disclosure of Cash Flow Information:
Interest paid during the period	$18,949	$19,750

Income taxes paid during the period	$101	$167

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    BUSINESS AND BASIS OF PRESENTATION

Elizabeth Arden, Inc. (the “Company”) is a manufacturer and marketer of prestige fragrances, skin treatment and cosmetic products to retailers in the United States and over 90 countries internationally. The Company was formerly known as French Fragrances, Inc., until the acquisition of the Elizabeth Arden business on January 23, 2001 (the “Arden acquisition”) following which the name of the Company was then changed to Elizabeth Arden, Inc.

The consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries and all significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying unaudited consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “Commission”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statement presentation and should be read in conjunction with the consolidated financial statements and related footnotes included in the Company’s Annual Report on Form 10-K for the year ended January 31, 2003, filed with the Commission.

The consolidated balance sheet of the Company as of January 31, 2003 is audited. The other consolidated financial statements are unaudited, but include all adjustments, which are of a normal recurring nature, that management considers necessary to fairly present the results for the interim periods. Results for interim periods are not necessarily indicative of results for the full fiscal year ending January 31, 2004. Certain reclassifications were made to the prior years’ consolidated financial statements and the accompanying footnotes.

NOTE 2.    STOCK-BASED COMPENSATION

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair market value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The Company has three stock option plans. As of July 26, 2003, the Company has elected not to make a change to the fair market value of accounting. The Company will continue to account for these plans under the intrinsic value recognition and measurement principles prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net loss and net loss attributable to common shareholders if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation:

	Three Months Ended		Six Months Ended
	July 26, 2003	July 27, 2002	July 26, 2003	July 27, 2002
	(Dollars in thousands except per share data)
Net loss attributable to common shareholders, as reported	$(11,134)	$(11,048)	$(27,785)	$(21,890)
Stock-based employee compensation expense, net of tax, determined under fair value-based method	(1,198)	(1,337)	(2,379)	(2,649)

Pro forma net loss attributable to common shareholders	$(12,332)	$(12,385)	$(30,164)	$(24,539)

Loss per common share
Basic
As reported	$(0.62)	$(0.62)	$(1.55)	$(1.24)
Pro forma	$(0.69)	$(0.70)	$(1.69)	$(1.39)
Diluted
As reported	$(0.62)	$(0.62)	$(1.55)	$(1.24)
Pro forma	$(0.69)	$(0.70)	$(1.69)	$(1.39)

NOTE 3.    RECENT ACCOUNTING PRONOUNCEMENTS

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity in its statement of financial position. It requires that an issuer classify a financial instrument that is within its scope as a liability, because the financial instrument embodies an obligation of the issuer. SFAS 150 will be effective in the third quarter of the Company’s current fiscal year. This standard is not expected to materially impact the Company’s consolidated financial statements.

NOTE 4.    INVENTORIES

The components of inventory were as follows:

	July 26, 2003	January 31, 2003
	(Dollars in thousands)
Raw materials	$61,494	$35,500
Work in progress	49,665	19,792
Finished goods	157,230	145,584

	$268,389	$200,876

NOTE 5.    SHORT-TERM DEBT

The Company has a revolving credit facility with a syndicate of banks, for which JP Morgan Chase Bank is the administrative agent, that provides for borrowings on a revolving basis up to $200 million with a $25 million sublimit for letters of credit (the “Credit Facility”). The Credit Facility matures in January 2006 and is guaranteed by certain of the Company’s U.S. subsidiaries. Borrowings under the Credit Facility are limited to eligible accounts receivable and inventory and are collateralized by a first priority lien on all of the Company’s U.S. accounts receivable and inventory. The Company’s obligations under the Credit Facility rank pari passu, or equal in right of payment, with the Company’s 10 3/8% Senior Notes due 2007 and the 11 3/4% Senior Secured Notes due 2011.

The Credit Facility has only one financial maintenance covenant, which is a fixed charge coverage ratio that applies only if average borrowing availability declines to less than $50 million. No financial maintenance covenant was applicable for the six months ended July 26, 2003. The Credit Facility prohibits the payment of dividends on the Company’s common stock, $.01 par value per share (“Common Stock”), and other distributions to common shareholders and restricts the Company from incurring additional non-trade indebtedness, except that the Company is permitted to repurchase up to $4 million of Common Stock.

Borrowings under the revolving credit portion of the Credit Facility bear interest at a floating rate based on the “Applicable Margin,” which is determined by reference to the Company’s ratio of consolidated debt to EBITDA (net income plus the provision for income taxes or net loss less the benefit from income taxes, plus interest expense, plus depreciation and amortization expense). At the Company’s option, the Applicable Margin may be applied to either the LIBOR or the prime rate. The Applicable Margin for LIBOR and prime rate borrowings ranges from 2.25% to 3.00% and .5% to 1.25%, respectively. As of July 26, 2003, the Applicable Margin was 2.75% for LIBOR loans and 1.00% for prime rate loans. The commitment fee on the unused portion of the Credit Facility ranges from .375% to .5% per year.

As of July 26, 2003, the Company had an outstanding balance under the Credit Facility of $79.5 million and outstanding letters of credit of $133,000, as compared with a balance of $2.1 million and letters of credit of $286,000 outstanding as of January 31, 2003. As of July 26, 2003, the remaining availability under the Credit Facility, based upon eligible receivables and inventories, was approximately $75.5 million.

NOTE 6.    LONG-TERM DEBT

The Company’s long-term debt consisted of the following:

Description	July 26, 2003	January 31, 2003
	(Dollars in thousands)
10 3/8% Senior Notes due May 2007	$145,513	$150,977
11 3/4% Senior Secured Notes due May 2011	160,000	160,000
8.5% Subordinated Debentures due May 2004	2,167	4,314
8.84% Miami Lakes Facility Mortgage Note due July 2004	4,939	5,038

Total long-term debt	312,619	320,329
Less current portion of long-term debt	7,106	2,370

Long-term debt, net	$305,513	$317,959

NOTE 7.    COMMITMENTS AND CONTINGENCIES

In December 2000, the Company was named in a lawsuit by a Canadian customer of Unilever who alleges that Unilever breached obligations owed to the plaintiff and that the Company interfered with the contractual relationship. The plaintiff currently seeks compensatory damages of Canadian $55 million (approximately US$39.9 million at July 26, 2003), against each of Unilever and the Company plus punitive damages of Canadian $35 million (approximately US$25.4 million at July 26, 2003). Management believes that the Company would be entitled to indemnification from Unilever under our agreement to acquire the Elizabeth Arden business to the extent the Company incurs losses as a result of actions by Unilever. Management believes the claims as to the Company lack merit, and the Company is vigorously contesting the matter.

The Company is also a party to a number of other legal actions, proceedings or claims. While any action, proceeding or claim contains an element of uncertainty, management of the Company believes that the outcome of such actions, proceedings or claims will not have a material adverse effect on the Company’s business, financial position or results of operations.

NOTE 8.    CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY

Convertible Preferred Stock.    At July 26, 2003 and January 31, 2003, the Company had outstanding 427,148 and 416,667 shares, respectively, $120 per share liquidation preference, of Series D Convertible Preferred Stock, $.01 par value (the “Series D Convertible Preferred Stock”) that was issued to an affiliate of Unilever in connection with the Arden acquisition. Each share of Series D Convertible Preferred Stock is convertible into 10 shares of Common Stock at an initial conversion price of $12 per share of Common Stock, subject to certain restrictions. The initial conversion price for the Series D Convertible Preferred Stock of $12 per share is subject to customary anti-dilution adjustments until January 23, 2007 in the event the Company issues common stock for consideration per share less than the then current market price of the Company’s common stock (other than in a bona fide underwritten offering, in connection with a debt financing and in other instances specified in the Company’s Amended and Restated Article of Incorporation). The initial conversion price for the Series D Convertible Preferred Stock will also be subject to anti-dilution adjustments until January 23, 2013 if the Company declares a dividend in shares of common stock or reclassifies or combines the outstanding common stock into a greater or lesser number of shares. The initial conversion price for the Series D Convertible Preferred Stock is subject to reduction until January 23, 2013 if the Company repurchases common stock during such time in accordance with a formula set forth in the Company’s Amended and Restated Articles of Incorporation. In addition, in the event that prior to January 23, 2013, the Company effects a reorganization of its capital stock, consolidates or merges with another corporation or sells substantially all of the Company’s assets to another corporation such that the Company’s common stockholders receive stock, securities or assets of another corporation in exchange for Company common stock, then the Company must make adequate provision so that each holder of Series D Convertible Preferred Stock has the right to receive such stock, securities or assets as may be issued with respect to, or in exchange for, the outstanding shares of common stock which would be received upon conversion of the Series D Convertible Preferred Stock had such reorganization, consolidation, merger or sale not occurred. The holder of the Series D Convertible Preferred Stock was entitled to convert up to 33.33% of its shares after January 23, 2002 and up to 66.66% after January 23, 2003 and will be entitled to convert all of its shares after January 23, 2004. In addition, cumulative dividends of 5% of the outstanding liquidation preference of the Series D Convertible Preferred Stock began to accrue on January 23, 2003 and will be payable quarterly, at the Company’s option, in cash or in additional shares of Series D Convertible Preferred Stock, subject to restrictions on the payment of dividends under the Credit Facility and the Indentures. On March 17, 2003 and June 16, 2003, the Company issued to an affiliate of Unilever 5,208 shares and 5,273 shares, respectively, of Series D Convertible Preferred Stock as payment of the first and second quarterly dividends. The Company is required to redeem the Series D Convertible Preferred Stock on January 23, 2013 at the aggregate liquidation value of all of the then outstanding shares plus accrued and unpaid dividends. In addition, the Company may redeem all or part of the Series D Convertible Preferred Stock plus accrued and unpaid dividends at any time after February 2, 2002, subject to the waiver of certain restrictions under its Credit Facility and compliance with certain limitations under the Indentures governing its senior notes, at a redemption price of $25.00 multiplied by the number of shares of Common Stock into which the shares of Series D Convertible Preferred Stock can be converted plus accrued and unpaid dividends. Upon issuance, the Series D Convertible Preferred Stock was recorded at its fair market value of $35 million, with an allocation of $26.5 million made for the beneficial conversion feature and reclassified to additional paid-in capital. The accretion of the beneficial conversion feature is based on the effective yield method over the period from issue date to the mandatory redemption date (12 years). The recorded dividend is based on the straight-line method, which approximates the effective yield method, with the total amount of the dividend of $25 million to be paid over 10 years amortized over the period from issue date to the mandatory redemption date (12 years) or $2.1 million annually. The difference between the liquidation value of $50 million and the balance recorded in the Convertible, redeemable preferred stock Series D account on the Company’s Consolidated Balance Sheet is being accreted over the life of the Series D Convertible Preferred Stock. For the three months ended July 26, 2003 and July 27, 2002, the aggregate accretion and dividend relating to the Series D Convertible Preferred Stock was approximately $987,000 and $914,000, respectively. For the six months ended July 26, 2003 and July 27, 2002, the aggregate accretion and dividend on the Series D Convertible Preferred Stock was approximately $2.0 and $1.8 million, respectively.

Performance-Accelerated and other Restricted Common Stock.    On June 25, 2003, the Company granted an aggregate of 175,938 shares of restricted stock to 104 employees that are due to vest in equal thirds over a three-year period on the anniversary date of the grant. These grants were recorded as unearned deferred compensation in shareholders’ equity in the amount of approximately $2.3 million and are being amortized over the vesting period. In addition, on that same date, the Company granted an aggregate of 6,500 shares of restricted stock to 13 employees that vest in full one year from the date of grant. These shares were recorded as unearned deferred compensation in shareholders’ equity in the amount of approximately $85,000 and are being amortized over the vesting period. Also, on April 26, 2003, the Company granted an aggregate of 76,702 shares of restricted stock to 937 employees that vest in full one year from the date of grant. These shares were recorded as unearned deferred compensation in shareholders’ equity in the amount of approximately $782,000 and are being amortized over the vesting period. For the six months ended July 26, 2003, the Company has recorded forfeitures from the prior grants of approximately $342,000.

On March 22, 2002, the Company granted an aggregate of 504,000 shares of performance-accelerated restricted stock (“PARS”) to 108 employees. PARS are restricted stock awards with a pre-defined vesting period of six years that also provide for accelerated vesting to three, four or five years from the date of grant if the Company’s total shareholder return exceeds that total shareholder return of the median of the companies comprising the Russell 2000 Index over the respective three, four or five-year period. A new grant of PARS will occur when the initial grant vests. The PARS are recorded as unearned deferred compensation in the Company’s consolidated balance sheets at July 26, 2003 and January 31, 2003. The PARS are being amortized over the currently expected six-year vesting period.

At July 26, 2003 and January 31, 2003, the shares of Common Stock outstanding included 911,897 shares and 661,133 shares, respectively, of restricted stock that are subject to vesting requirements and forfeiture provisions. Compensation expense for the three months ended July 26, 2003 and July 27, 2002 relating to the PARS and the restricted stock granted to employees, net of forfeitures, amounted to approximately $630,000 and $648,000, respectively. Compensation expense for the six months ended July 26, 2003 and July 27, 2002 relating to the PARS and the restricted stock granted to employees, net of forfeitures, amounted to approximately $1.2 million and $939,000, respectively.

Stock Options Granted.    On June 25, 2003, the Company issued to 127 employees under its 2000 Stock Incentive Plan options to purchase an aggregate of 420,427 shares of Common Stock of the Company. The exercise price of those shares is $13.04 per share, which was the closing price of the Company’s Common Stock on the date of grant. These options are due to vest in equal thirds over a three-year period on the anniversary date of the grant. The options expire ten years from the date of grant.

NOTE 9.    LOSS PER SHARE

Basic loss per share is computed by dividing the net loss attributable to common shareholders by the weighted average shares of outstanding Common Stock. Diluted loss per share equals basic loss per share for the three and six months ended July 26, 2003 and July 27, 2002, as the assumed conversion of convertible securities and the assumed exercise of outstanding options and warrants would have an anti-dilutive effect.

The following table represents the computation of loss per share (in thousands except per share data):

	Three Months Ended		Six Months Ended
	July 26, 2003	July 27, 2002	July 26, 2003	July 27, 2002
Basic
Net loss attributable to common shareholders	$(11,134)	$(11,048)	$(27,785)	$(21,890)

Weighted average shares outstanding	17,916	17,719	17,898	17,716

Net loss per basic share	$(0.62)	$(0.62)	$(1.55)	$(1.24)

Diluted
Net loss attributable to common shareholders	$(11,134)	$(11,048)	$(27,785)	$(21,890)
Accretion and Dividend on Series D Convertible Preferred Stock	—	—	—	—

Net loss as adjusted	$(11,134)	$(11,048)	$(27,785)	$(21,890)

Weighted average shares outstanding	17,916	17,719	17,898	17,716

Potential common shares—treasury method	—	—	—	—
Assumed conversion of 7.5% Convertible Subordinated Debentures	—	—	—	—
Series D Convertible Preferred Stock	—	—	—	—

Weighted average shares and potential dilutive shares	17,916	17,719	17,898	17,716

Net loss per diluted share	$(0.62)	$(0.62)	$(1.55)	$(1.24)

The following table shows the options to purchase shares of Common Stock that were outstanding during the three and six months ended July 26, 2003 and July 27, 2002 where the option exercise price was greater than the average market price of the common shares over the applicable period:

	Three Months Ended		Six Months Ended
	July 26, 2003	July 27, 2002	July 26, 2003	July 27, 2002
Number of shares	297,000	297,000	2,280,660	1,976,374

Range of exercise price	$14.80 - $20.64	$14.80 - $20.64	$12.50 - $20.64	$12.50 - $20.64

NOTE 10.    CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following condensed financial statements of the Company show in separate columns those subsidiaries that are guarantors of the 11 3/4% Senior Secured Notes due 2011 which were issued to finance a portion of the purchase price for the acquisition of the Elizabeth Arden business in January 2001, elimination adjustments and the consolidated total. The Company’s direct subsidiaries DF Enterprises, Inc., FD Management, Inc. and Elizabeth Arden International Holding, Inc., are guarantors of the 11 3/4% Senior Secured Notes. Entities included in this footnote follow the Company’s accounting policies except with respect to accounting for investment in guarantors’ subsidiaries, which the Company has accounted for using the equity method of accounting. Equity income of the guarantors subsidiaries is included in interest and other expense, net. All information presented is in thousands.

Statement of Operations

	Three Months Ended July 26, 2003
	Company	Guarantors	Eliminations	Consolidated
Net sales	$88,843	$58,346	$(2,766)	$144,423
Cost of sales	62,300	24,733	—	87,033

Gross profit	26,543	33,613	(2,766)	57,390

Selling, general and administrative	31,356	27,697	(2,766)	56,287
Depreciation and amortization	3,204	1,882	—	5,086

(Loss) income from operations	(8,017)	4,034	—	(3,983)
Interest and other expense, net	(5,808)	(5,435)	999	(10,244)

Loss before income taxes	(13,825)	(1,401)	999	(14,227)
Benefit from income taxes	(3,678)	(402)	—	(4,080)

Net loss	$(10,147)	$(999)	$999	$(10,147)

Statement of Operations

	Three Months Ended July 27, 2002
	Company	Guarantors	Eliminations	Consolidated
Net sales	$84,032	$47,727	$(4,573)	$127,186
Cost of sales	57,667	21,056	—	78,723

Gross profit	26,365	26,671	(4,573)	48,463

Selling, general and administrative	33,456	18,884	(4,573)	47,767
Depreciation and amortization	3,911	2,127	—	6,038

(Loss) income from operations	(11,002)	5,660	—	(5,342)
Interest and other expense, net	(4,452)	(6,719)	680	(10,491)

Loss before income taxes	(15,454)	(1,059)	680	(15,833)
Benefit from income taxes	(5,320)	(379)	—	(5,699)

Net loss	$(10,134)	$(680)	$680	$(10,134)

Statement of Operations

	Six Months Ended July 26, 2003
	Company	Guarantors	Eliminations	Consolidated
Net sales	$172,390	$112,149	$(5,362)	$279,177
Cost of sales	124,389	48,666	—	173,055

Gross profit	48,001	63,483	(5,362)	106,122

Selling, general and administrative	60,994	56,114	(5,362)	111,746
Depreciation and amortization	6,483	3,732	—	10,215

(Loss) income from operations	(19,476)	3,637	—	(15,839)
Interest and other expense, net	(14,692)	(10,768)	5,084	(20,376)

Loss before income taxes	(34,168)	(7,131)	5,084	(36,215)
Benefit from income taxes	(8,346)	(2,047)	—	(10,393)

Net loss	$(25,822)	$(5,084)	$5,084	$(25,822)

Statement of Operations

	Six Months Ended July 27, 2002
	Company	Guarantors	Eliminations	Consolidated
Net sales	$170,020	$110,707	$(13,257)	$267,470
Cost of sales	117,725	47,113	—	164,838

Gross profit	52,295	63,594	(13,257)	102,632

Selling, general and administrative	64,774	50,143	(13,257)	101,660
Depreciation and amortization	7,975	3,431	—	11,406

(Loss) income from operations	(20,454)	10,020	—	(10,434)
Interest and other expense, net	(10,373)	(11,470)	929	(20,914)

Loss before income taxes	(30,827)	(1,450)	929	(31,348)
Benefit from income taxes	(10,764)	(521)	—	(11,285)

Net loss	$(20,063)	$(929)	$929	$(20,063)

Balance Sheet

	As of July 26, 2003
	Company	Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$5,386	$8,899	$—	$14,285
Accounts receivable, net	77,275	46,062	—	123,337
Inventories	187,322	81,067	—	268,389
Intercompany receivable	305,388	(305,388)	—	—
Deferred income taxes	7,614	—	—	7,614
Prepaid expenses and other assets	11,997	15,159	—	27,156

Total current assets	594,982	(154,201)	—	440,781

Property and equipment, net	26,645	8,985	—	35,630

Other assets:
Investment in guarantors’ subsidiaries	(810)	—	810	—
Exclusive brand licenses, trademarks and intangibles, net	29,785	171,391	—	201,176
Other assets	15,063	2,395	—	17,458

Total other assets	44,038	173,786	810	218,634

Total assets	$665,665	$28,570	$810	$695,045

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$79,500	$—	$—	$79,500
Accounts payable—trade	108,782	7,646	—	116,428
Other payables and accrued expenses	30,654	20,895	—	51,549
Current portion of long-term debt	7,106	—	—	7,106

Total current liabilities	226,042	28,541	—	254,583

Long-term debt	305,513	—	—	305,513
Deferred income taxes and other	10,636	839	—	11,475

Total liabilities	542,191	29,380	—	571,571

Convertible, redeemable preferred stock	17,597	—	—	17,597

Shareholders’ equity	105,877	(810)	810	105,877

Total liabilities and shareholders’ equity	$665,665	$28,570	$810	$695,045

Balance Sheet

	As of January 31, 2003
	Company	Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$7,850	$14,813	$—	$22,663
Accounts receivable, net	71,753	47,091	—	118,844
Inventories	143,339	57,537	—	200,876
Intercompany receivable	(111,166)	111,166	—	—
Deferred income taxes	7,614	—	—	7,614
Prepaid expenses and other assets	10,936	6,361	—	17,297

Total current assets	130,326	236,968	—	367,294

Property and equipment, net	26,705	9,511	—	36,216

Other assets:
Investment in guarantors’ subsidiaries	3,590	—	(3,590)	—
Exclusive brand licenses, trademarks and intangibles, net	33,269	172,265	—	205,534
Other assets	21,888	(3,312)	—	18,576

Total other assets	58,747	168,953	(3,590)	224,110

Total assets	$215,778	$415,432	$(3,590)	$627,620

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$2,068	$—	$—	$2,068
Accounts payable—trade	72,980	7,017	—	79,997
Intercompany payable	(380,835)	380,835	—	—
Other payables and accrued expenses	43,552	22,846	—	66,398
Current portion of long-term debt	2,370	—	—	2,370

Total current liabilities	(259,865)	410,698	—	150,833

Long-term debt	317,959	—	—	317,959
Deferred income taxes and other	10,206	1,144	—	11,350

Total liabilities	68,300	411,842	—	480,142

Convertible, redeemable preferred stock	15,634	—	—	15,634

Shareholders’ equity	131,844	3,590	(3,590)	131,844

Total liabilities and shareholders’ equity	$215,778	$415,432	$(3,590)	$627,620

Statement of Cash Flow

	Six Months Ended July 26, 2003
	Company	Guarantors	Eliminations	Consolidated
Operating Activities:
Net cash used in operating activities	$(64,167)	$(3,818)	$—	$(67,985)

Investing Activities:
Additions to property and equipment, net of disposals	(2,620)	(2,252)	—	(4,872)

Net cash used in investing activities	(2,620)	(2,252)	—	(4,872)

Financing Activities:
Proceeds from short-term debt	77,432	—	—	77,432
Payments on long-term debt	(13,081)	—	—	(13,081)
Proceeds from the exercise of stock options	237	—	—	237
Repurchase of common stock	(265)	—	—	(265)

Net cash provided by financing activities	64,323	—	—	64,323

Effects of exchange rate changes on cash and cash equivalents	—	156	—	156
Net decrease in cash and cash equivalents	(2,464)	(5,914)	—	(8,378)
Cash and cash equivalents at beginning of period	7,850	14,813	—	22,663

Cash and cash equivalents at end of period	$5,386	$8,899	$—	$14,285

Statement of Cash Flow

	Six Months Ended July 27, 2002
	Company	Guarantors	Eliminations	Consolidated
Operating Activities:
Net cash (used in) provided by operating activities	$(63,234)	$3,259	$—	$(59,975)

Investing Activities:
Additions to property and equipment, net of disposals	(1,320)	(3,319)	—	(4,639)

Net cash used in investing activities	(1,320)	(3,319)	—	(4,639)

Financing Activities:
Proceeds from short-term debt	66,300	—	—	66,300
Payments on long-term debt	(2,266)	—	—	(2,266)
Proceeds from the exercise of stock options	155	—	—	155

Net cash provided by financing activities	64,189	—	—	64,189

Effects of exchange rate changes on cash and cash equivalents	—	262	—	262
Net (decrease) increase in cash and cash equivalents	(365)	202	—	(163)
Cash and cash equivalents at beginning of period	3,616	12,297	—	15,913

Cash and cash equivalents at end of period	$3,251	$12,499	$—	$15,750

NOTE 11.    RELATED PARTY TRANSACTION

In March 2002, the Company provided a loan to its current chairman and chief executive officer in the principal amount of $500,000 (the “Note”), which matures on March 31, 2004 and bears interest at an annual rate of 5%. This loan replaced earlier loans made by the Company to its chairman and chief executive officer during the fiscal year ended January 31, 1999. In July 2002, the chairman and chief executive officer repaid to the

Company $100,000 of the principal amount of the Note. In accordance with the Sarbanes-Oxley Act of 2002 (the “Act”), which became law on July 31, 2002, the Company is prohibited from extending loans such as the Note to executive officers and directors. Under the Act, the Note is permitted to continue in effect, but may not be renewed or materially modified.

NOTE 12.    SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

The Company incurred the following non-cash financing and investing activities:

	Six Months Ended
	July 26, 2003	July 27, 2002
	(Dollars in thousands)
Accretion and dividend on Series D Convertible Preferred Stock	$1,963	$1,827

Issuance of Restricted Stock and PARS, net of forfeitures from prior grants	2,820	6,488

NOTE 13.    SUBSEQUENT EVENT

On August 26, 2003, the Company issued a notice to the trustee under the Indenture dated as of April 27, 1998 relating to the Company’s Series D 10 3/8% Senior Notes due 2007 (“Senior Notes”) calling for redemption of $20 million aggregate principal amount of Senior Notes. The redemption price will be 103.458% of the principal amount of Senior Notes, plus accrued interest. The redemption date will be October 24, 2003 and the Company plans to use proceeds from its revolving credit facility to repurchase the Senior Notes.

PROSPECTUS

$125,000,000

ELIZABETH ARDEN, INC.

Common Stock

We may offer the common stock described in this prospectus at prices and on terms to be determined at or prior to the time of sale. In addition, if we undertake an underwritten offering of shares of our common stock, certain selling shareholders listed in this prospectus and identified in supplements to this prospectus may offer and sell shares of common stock under this prospectus in connection with that offering. We will not receive any of the proceeds from any sale of shares by the selling shareholders.

This prospectus describes the general manner in which our common stock may be offered using this prospectus. We will provide specific information about any offerings of our common stock in supplements to this prospectus. We encourage you to read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

Our common stock is traded on The Nasdaq Stock Market under the symbol “RDEN.”

Investing in our common stock involves certain risks. See “ Risk Factors” on page 2 of this prospectus for information on where you can find a discussion of risks applicable to us and an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is September 25, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf process, we may from time to time sell the common stock described in this prospectus in one or more offerings up to a total dollar amount of proceeds of $125,000,000. In addition, various selling shareholders referred to in this prospectus and identified in supplements to this prospectus may sell up to 4,271,480 shares of our common stock under this prospectus. Each time we sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the manner in which the common stock will be offered. The prospectus supplement may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in that prospectus supplement. We encourage you to read this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and our common stock offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

When acquiring any common stock discussed in this prospectus, you should rely only on the information provided in this prospectus and the prospectus supplement, including the information incorporated by reference. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the securities in any state where such an offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of those documents.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Elizabeth Arden,” “we,” “us,” “our,” or similar references mean Elizabeth Arden, Inc. together with its subsidiaries.

ELIZABETH ARDEN, INC.

We are a global prestige fragrance and beauty products company with an extensive portfolio of prestige fragrance, skin care and cosmetics brands. We market over 80 owned or licensed prestige fragrance brands, including Elizabeth Arden’s Red Door, 5th Avenue, Elizabeth Arden green tea, Sunflowers and ardenbeauty; Elizabeth Taylor’s White Diamonds, Passion and Forever Elizabeth; White Shoulders; Halston, Halston Z-14 and Unbound; Geoffrey Beene’s Grey Flannel; PS Fine Cologne for Men; Design; and Wings. Our skin care brands include Ceramides, Eight Hour Cream and First Defense, and our cosmetics products include Elizabeth Arden brand lipstick, foundation and other color cosmetics products. In addition to our owned and licensed fragrance brands, we distribute more than 150 additional prestige fragrance brands. We believe we are a leader in the prestige fragrance and cosmetics industry due to the global recognition and strength of our brands, as well as our strong market shares with key retailers.

We sell our prestige beauty products in more than 50,000 separate retail locations in the United States and internationally, including department stores such as Dillard’s, The May Company, Federated Department Stores, JCPenney, Belk and Nordstrom; mass retailers such as Wal-Mart, Target, Sears, Kohl’s, Walgreens and CVS; and international retailers such as Boots, Debenhams, Marionnaud and Sephora. In the United States, we sell our skin care and cosmetics products primarily in department stores and our fragrances in department stores and mass retailers. We also sell our Elizabeth Arden fragrances, skin care and cosmetics products in approximately 90 countries worldwide through perfumeries, boutiques, department stores and travel retail outlets such as duty free shops and airport boutiques.

Additional information regarding us, including our audited financial statements and descriptions of our business, is contained in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information” below and “Incorporation of Documents by Reference” below.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We use words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “projections” and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the key factors described under the caption “Risk Factors” and elsewhere in any accompanying prospectus supplement.

We caution that the factors described in this prospectus and in any accompanying prospectus supplement could cause actual results to differ materially from those expressed in any of our forward-looking statements and that investors should not place undue reliance on those statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained or incorporated by reference in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

RISK FACTORS

The prospectus supplement applicable to the common stock we offer will contain a discussion of risks applicable to an investment in us and our common stock that we are offering under that prospectus supplement. Prior to making a decision about investing in our common stock, you should carefully consider the specific factors discussed below and under the caption “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

Our high level of debt may adversely affect our financial and operating flexibility.

We have a significant amount of indebtedness. At July 26, 2003, we had total debt of $392.1 million, including $305.5 million in aggregate principal amount under our senior notes issued pursuant to two indentures. Our percentage of total debt to total capitalization was 69% and 76% at January 31, 2003 and at July 26, 2003, respectively.

In addition, as of July 26, 2003 and based on our borrowing base formula, we had unused availability of approximately $75.0 million under our $200.0 million revolving credit facility, which we refer to in this prospectus as our “revolving credit facility.” Subject to the restrictions in the revolving credit facility and the indentures governing our outstanding senior notes, we may incur significant additional indebtedness, which may be secured.

Our substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations under our indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•	restrict our ability to consummate acquisitions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds and pay dividends.

Our future cash flow may be insufficient to meet the payment obligations of our indebtedness. Our ability to pay or to refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

Restrictive covenants in our revolving credit facility and our existing indentures may reduce our operating flexibility.

Our revolving credit facility requires us to maintain specified amounts of borrowing capacity and satisfy other financial conditions. Our ability to meet those conditions can be affected by events beyond our control, and therefore we may be unable to meet those conditions. If our actual results deviate significantly from our projections, we may not remain in compliance with the conditions and would not be allowed to borrow under the revolving credit facility. If we are not able to borrow under our revolving credit facility, we would be required to develop an alternative source of liquidity. We cannot assure you that we could obtain replacement financing on favorable terms or at all.

Our failure to meet any of the conditions under our revolving credit facility could also result in a default under our indentures. Upon the occurrence of an event of default under our indentures, all amounts outstanding under our other indebtedness may be declared to be immediately due and payable. If we were unable to repay amounts due on our secured debt, the lenders would have the right to proceed against the collateral granted to them to secure that debt. Our existing indentures also currently contain various covenants that limit our operating flexibility and our ability to engage in certain transactions.

We may not have sufficient working capital availability under our revolving credit facility to meet our seasonal working capital requirements.

Our working capital requirements have been and will continue to be significant. To date, we have financed and expect to continue to finance our working capital requirements primarily through internally generated funds and our revolving credit facility. If we were to experience a significant shortfall in sales or internally generated funds, we may not have sufficient liquidity to fund our business.

Our arrangements with our manufacturers, suppliers and customers are generally informal and if these arrangements were changed or terminated it could have a material adverse effect on our business, prospects, results of operations and financial condition.

We do not have long-term or exclusive contracts with any of our customers and generally do not have long-term or exclusive contracts with our suppliers of distributed brands. The loss of any of our key suppliers or customers, or a change in our relationship with any one of them, could have a material adverse effect on our business, prospects, results of operations and financial condition. Our ten largest customers accounted for approximately 41% of our net sales in fiscal 2003. Our only customer who accounted for more than 10% of our net sales in fiscal 2003 was Wal-Mart, who, on a global basis, accounted for approximately 13% of our net sales. In addition, our suppliers of distributed brands, which represented approximately 27% of our cost of sales for fiscal 2003, generally can, at any time, elect to supply products to our customers directly or through another distributor. Our suppliers of distributed brands may also choose to reduce or eliminate the volume of their products distributed by us.

The beauty industry is highly competitive, and if we are unable to compete effectively it could have a material adverse effect on our business, prospects, results of operations and financial condition.

The beauty industry is highly competitive and at times changes rapidly due to consumer preferences and industry trends. We compete primarily with global prestige beauty companies, some of whom have significantly greater resources than we have. Our products compete for consumer recognition and shelf space with products that have achieved significant international, national and regional brand name recognition and consumer loyalty. Our products also compete with new products that often are accompanied by substantial promotional campaigns. In addition, the development of new products by us involves considerable costs and we cannot guarantee any new product will generate sufficient consumer interest and sales to become a profitable brand or to cover the costs of its development. These factors, as well as demographic trends, economic conditions, discount pricing strategies by competitors and direct sales by manufacturers to our customers, could result in increased competition and could have a material adverse effect on our business, prospects, results of operations and financial condition.

Consumers may reduce discretionary purchases of our products as a result of a general economic downturn.

We believe that consumer spending on beauty products is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience sustained periods of declines in sales during economic downturns, or in the event of terrorism or diseases affecting customers purchasing patterns. In addition, a general economic downturn may result in reduced traffic in our customers’ stores which may, in turn, result in reduced net sales to our customers. Any resulting material reduction in our sales could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our quarterly results of operations fluctuate due to seasonality and other factors.

We generate much of our sales from operations during the second half of our fiscal year as a result of increased demand by retailers in anticipation of and during the holiday season. For example, in fiscal 2003, we generated approximately 64% of our net sales during the second half of the fiscal year. Furthermore, we generate all of our net income in the second half of the year as a result of the seasonality of sales combined with fixed operating expenses, interest expense and equal quarterly depreciation and amortization charges. Any substantial decrease in sales during the second half of our fiscal year could have a material adverse effect on our business, financial condition and net income. Similarly, our working capital needs are greater during the second half of the fiscal year. In addition, we may experience variability in net sales and net income on a quarterly basis as a result of a variety of factors, including timing of customer orders and additions or losses of brands or distribution rights.

We depend on third parties for the manufacture and delivery of our products.

We do not own or operate any significant manufacturing facilities. We use third-party manufacturers and suppliers to manufacture certain of our products. We currently obtain these products from a limited number of manufacturers and other suppliers. If we were to experience delays in the delivery of the finished products or the raw materials or components used to make such products or if these suppliers were unable to supply product, our customer relationships, revenues and earnings could suffer.

The loss of or disruption in our distribution facilities could have a material adverse effect on our business, prospects, results of operations and financial condition.

We currently have two distribution facilities in the United States. The loss of one or both of those facilities, as well as the inventory stored in those facilities, would require us to find replacement facilities and assets. In addition, weather conditions, such as natural disasters, could disrupt our distribution operations. If we cannot replace our U.S. distribution capacity and inventory in a timely, cost-efficient manner, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we are unable to acquire or license additional brands, secure additional distribution arrangements or obtain the required financing for these agreements and arrangements, the growth of our business could be impaired.

Our business strategy contemplates the continued increase of our portfolio of owned or licensed brands and distributed brands. Our future expansion through acquisitions or new product distribution arrangements, if any, will depend upon the capital resources and working capital available to us. We may be unsuccessful in identifying, negotiating, financing and consummating such acquisitions or arrangements on terms acceptable to us, or at all, which could hinder our ability to increase revenues and build our business.

We may engage in future acquisitions that we may not be able to successfully integrate or manage. These acquisitions may dilute our shareholders’ ownership interest in us and cause us to incur debt and assume contingent liabilities.

We continuously review acquisition prospects that would complement our current product offerings, increase our size and geographic scope of operations or otherwise offer growth and operating efficiency opportunities. The financing for any of these acquisitions could significantly dilute our equity investors, result in an increase in our indebtedness or both. While there are no current agreements or negotiations underway with respect to any material acquisitions, we may acquire or make investments in businesses or products in the future. Acquisitions may entail numerous integration risks and impose costs on us, including:

•	difficulties in assimilating acquired operations or products, including the loss of key employees from acquired businesses;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks of entering markets in which we have no or limited prior experience;

•	dilutive issuances of equity securities;

•	incurrence of substantial debt;

•	assumption of contingent liabilities;

•	incurrence of significant amortization expenses related to intangible assets and the potential impairment of acquired assets; and

•	incurrence of significant immediate write-offs.

Our failure to successfully complete the integration of any acquired business could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we are unable to protect our intellectual property rights our ability to compete could be negatively impacted.

The market for our products depends to a significant extent upon the value associated with our trademarks and trade names. We own, or have licenses or other rights to use, the material trademark and trade name rights used in connection with the packaging, marketing and distribution of our major products both in the United States and in other countries where such products are principally sold. Therefore, trademark and trade name protection is important to our business. Although most of our brand names are registered in the United States and in certain foreign countries in which we operate, we may not be successful in asserting trademark or trade name protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The costs required to protect our trademarks and trade names may be substantial.

We currently hold exclusive license rights to use the “Elizabeth Taylor” name on certain of our beauty products pursuant to a license agreement with the Elizabeth Taylor Cosmetics Company. In addition to customary termination provisions and events of default, the Taylor license agreement provides that if we fail to cure a default under our revolving credit facility within 10 days of written notice of that default, the license can be terminated. The termination of our rights under the Taylor license would adversely affect our results of operations.

Other parties may infringe on our intellectual property rights or intellectual property rights which we are licensed to use and may thereby dilute our brands in the marketplace. Any such infringement of our intellectual property rights would also likely result in a commitment of our time and resources to protect these rights through litigation or otherwise. We may infringe on others’ intellectual property rights. One or more adverse judgments with respect to these intellectual property rights could negatively impact our ability to compete and could material adversely affect our business, prospects, results of operations and financial condition.

We are subject to risks related to our international operations.

We are subject to risks customarily associated with foreign operations, including:

•	currency fluctuations;

•	import and export license requirements;

•	trade restrictions;

•	changes in tariffs and taxes;

•	restrictions on repatriating foreign profits back to the United States;

•	foreign investment;

•	unfamiliarity with foreign laws and regulations;

•	difficulties in staffing and managing international operations;

•	diseases affecting customer purchasing patterns, including the Severe Acute Respiratory Syndrome (SARS) epidemic; or

•	geopolitical conditions, such as terrorist attacks, war or other military action.

These risks could have a material adverse effect on our business, prospects, results of operations and financial condition.

Reductions in travel could affect our travel retail business.

We depend on travel for our travel retail business. Any reductions in travel, including as a result of general economic downturns, SARS, acts of war or terrorism, would result in a material decline in sales and profitability of our travel retail business, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Fluctuations in foreign exchange rates could adversely affect our results of operations.

Our functional currency is the U.S. dollar. Our debt, interest expense and a significant portion of our overhead expenses are denominated in U.S. dollars. However, approximately 25% of our net sales for fiscal 2003 were denominated in currencies other than the U.S. dollar. A significant weakening of the currencies in which we generate sales relative to the U.S. dollar may adversely affect our ability to meet our U.S. dollar obligations. In addition, our results of operations are reported in U.S. dollars. Outside the United States, our sales and costs are denominated in a variety of currencies including the euro, British pound, Swiss franc and Australian dollar. Declines in these currencies relative to the U.S. dollar could adversely affect our results of operations when translated according to U.S. generally accepted accounting principles. We have not historically hedged against fluctuations in currency rates.

If we are unable to retain key executives and other personnel our growth may be hindered.

Our success largely depends on the performance of our management team and other key personnel. Our future operations could be harmed if any of our senior executives or other key personnel ceased working for us. We are particularly dependent on E. Scott Beattie, our Chairman and Chief Executive Officer and Paul West, our President and Chief Operating Officer. We currently have no employment contracts with Messrs. Beattie and West and, as a result, may be unable to retain their services.

Our stock price may be volatile.

We cannot assure you that there will be an active trading market or adequate liquidity for our common stock. Additionally, the trading price of our common stock has been and may continue to be subject to wide fluctuations over short and long periods of time. Our stock price may fluctuate in response to a number of events and factors, including:

•	quarterly or cyclical variations in financial results;

•	future announcements concerning our business;

•	changes in financial estimates and recommendations by securities analysts;

•	trends and developments in the retail cosmetic and fragrance industry;

•	actions of competitors or the entrance of new competitors;

•	market and industry perceptions of our success, or lack thereof, in pursuing our growth strategy;

•	prevailing interest rates;

•	legal and regulatory matters that are applicable to our business;

•	diseases affecting customer purchasing patterns, including the Severe Acute Respiratory Syndrome (SARS) epidemic;

•	geopolitical conditions, such as terrorist attacks, war or other military action; and

•	general market conditions.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds of any securities sold for general corporate purposes, which may include, among other things, the repayment or redemption of existing indebtedness. We will not receive any proceeds from the sale of shares of common stock by any selling shareholders.

DESCRIPTION OF COMMON STOCK

This prospectus contains a summary of the common stock that we may offer. This summary is not meant to be a complete description of the common stock. However, this prospectus and the accompanying prospectus supplement contain the material terms and conditions for the common stock. The following summary description of our common stock is based on the provisions of our amended and restated articles of incorporation and amended and restated bylaws and the applicable provisions of the Florida Business Corporation Act. This information is qualified entirely by reference to the provisions of our articles of incorporation and bylaws. For information on how to obtain copies of our articles of incorporation and bylaws, see “Where You Can Find More Information.”

Authorized Capital

As of September 15, 2003, our amended and restated articles of incorporation provide that we have authority to issue the following capital stock:

•	50,000,000 shares of common stock, $.01 par value, of which 19,009,377 shares are issued and outstanding;

•	1,000,000 shares of Series D convertible preferred stock, $.01 par value, of which 432,487 shares are issued and outstanding; and

•	3,428,571 shares of serial preferred stock, $.01 par value, none of which are outstanding.

Common Stock

Subject to the rights of the holders of any preferred stock that may be outstanding, holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, dissolution or winding up of our affairs, to share in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of shareholders. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to our common stock. Thus, the holders of a majority of our outstanding common stock will be able to elect all members of our board of directors and to take other actions requiring a vote of our common stock. Our common stock is traded on The Nasdaq Stock Market under the symbol “RDEN.”

Our revolving credit facility prohibits our payment of cash dividends on our common stock and the indentures relating to our outstanding senior notes condition the payment of cash dividends on our common stock on the satisfaction of certain financial and other covenants.

Anti-Takeover Effects of Florida Legislation

We are subject to several anti-takeover provisions that apply to a public corporation organized under Florida law. Florida statutory law prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares, exclusive of shares owned by officers of the corporation, employee directors or the acquiring party, approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to 20% or more of the total voting power in an election of directors.

Florida statutory law also prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless:

•	the transaction is approved by a majority of disinterested directors before the shareholder becomes an interested shareholder;

•	the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years; or

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder.

An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of a corporation’s outstanding voting shares. These statutory provisions may prevent takeover attempts that might result in a premium over the market price for our common stock.

SELLING SHAREHOLDERS

The following table sets forth the number of shares beneficially owned by each of the selling shareholders listed below as of September 15, 2003. None of the selling shareholders has committed to sell any shares under this prospectus. No estimate can be given as to the amount of our common stock that will be beneficially owned by any selling shareholders after completion of this offering because the selling shareholders may offer all, some or none of the shares of our common stock beneficially owned by them. The shares offered by this prospectus may be offered from time to time by the selling shareholders named below. The number of shares to be offered by the selling shareholders will be disclosed in a supplement to this prospectus.

Conopco, Inc. is a subsidiary of Unilever, N.V. When we acquired the Elizabeth Arden Business from Unilever in January 2001, we issued the Series D convertible preferred stock to Conopco as part of the purchase price. The number of shares set forth below represents the number of shares as of September 15, 2003 into which the vested portion of the Series D convertible preferred stock held by Conopco may be converted.

Name of Selling Shareholders	Number of Shares Beneficially Owned		Percent of Outstanding Shares
Conopco, Inc. 390 Park Avenue New York, NY 10022	2,883,250	(1)	13.2	%(1)

(1)	As of September 15, 2003, Conopco owned 432,487 shares of our Series D convertible preferred stock, which, when fully vested, are convertible into an aggregate of 4,324,870 shares of our common stock. The shares of Series D convertible preferred stock held by Conopco will vest fully on January 23, 2004. Based on the number of shares of our common stock outstanding as of September 15, 2003, Conopco would own 18.4% of our outstanding shares of common stock if the Series D convertible preferred stock was fully vested and converted into shares of our common stock. The Series D convertible preferred stock accrues dividends at 5% per annum, which are payable in cash or in additional shares of Series D convertible preferred stock. If we determine to pay such dividends in additional shares of Series D convertible preferred stock, Conopco’s percentage ownership of our common stock could increase.

PLAN OF DISTRIBUTION

The securities may be sold from time to time in one or more transactions,

•	directly to purchasers,

•	through agents,

•	to or through underwriters or dealers, or

•	through a combination of these methods.

The securities may be distributed at,

•	a fixed price or prices, which may be changed,

•	market prices prevailing at the time of sale,

•	prices related to the prevailing market prices, or

•	negotiated prices.

General

Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us or any selling shareholders and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement.

Agents

We or any selling shareholders may designate agents to sell the securities. The agents will agree to use their best efforts to solicit purchases for the period of their appointment. We or any selling shareholders may also sell securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the securities.

Underwriters

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions. These sales will be made at a fixed public offering price or at varying prices determined at the time of the sale. We may offer the securities to the public through an underwriting syndicate or through a single underwriter.

Unless the applicable prospectus supplement states otherwise, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless the applicable prospectus supplement says otherwise. Any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

Dealers

We or any selling shareholders may sell the offered securities to dealers as principals. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale.

Direct Sales

We may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

We or any selling shareholders may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

We will enter into such delayed contracts only with institutional purchasers that we approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

We or any selling shareholders may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Market Making, Stabilization and Other Transactions

Any underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of these reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents by writing to the SEC and paying a fee for the copying costs. You may also call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Our common stock is traded on The Nasdaq Stock Market and you may inspect the reports, proxy statements and other information we file with The Nasdaq Stock Market at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly filed documents into this prospectus, which means that we may disclose material information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supersede this information. We will incorporate by reference the documents listed below and any additional documents we file with the SEC under Sections 13(a) or 14 of the Securities Exchange Act of 1934 until the offering of the securities is terminated. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and does not contain all of the information set forth in the registration statement.

The following documents that we previously filed with the SEC are incorporated by reference:

(1)	our Annual Report on Form 10-K for the fiscal year ended January 31, 2003 filed on May 1, 2003;

(2)	our Quarterly Report on Form 10-Q for the fiscal quarter ended April 26, 2003 filed on June 9, 2003;

(3)	our Quarterly Report on Form 10-Q for the fiscal quarter ended July 26, 2003 filed on September 9, 2003;

(4)	our Proxy Statement dated May 16, 2003, relating to the 2003 Annual Meeting of Shareholders;

(5)	our Current Report on Form 8-K filed on March 19, 2003 (Item 5 information only); and

(6)	the description of our common stock which is contained under the caption “Description of the Registrant’s Securities to be Registered” in our registration statement on Form 8-A filed with the SEC on September 4, 1997, as amended by the Amendment to Registration Statement on Form 8-A, filed with the SEC on September 30, 1997, and including any amendment or report filed for the purposes of updating such description.

We will provide any person to whom a copy of this prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless specifically incorporated by reference. You should direct any requests for documents to Elizabeth Arden, Inc., 200 Park Avenue South, New York, New York, 10003, Attention: Investor Relations.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of January 31, 2003 and 2002 and for each of the two years in the period ended January 31, 2003, incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Our consolidated financial statements for the fiscal year ended January 31, 2001, incorporated by reference in this prospectus from our Annual Report on Form 10-K for the fiscal year ended January 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.